082-34882

Filtrona plc
Annual Report and Accounts 2007

FILTRONA



Contents

On 10 March 2008, after the approval on 28 February 2008 of the accounts for the year ended 31 December 2007, the appointment of Steve Crummett as the Finance Director was announced. For the completeness of reporting to shareholders this has been noted as supplemental to the previously approved Global Executive, Board of Directors, Directors' Report, Report of the Remuneration Committee and Corporate Governance Report. Certain additional information has been included within the Global Executive, Board of Directors, Directors' Report, Report of the Remuneration Committee and Corporate Governance Report in respect of the terms of this appointment and the departure of Steve Dryden. This information is identified by the use of a box within these sections.

Filtrona is an international, market leading, speciality plastic and fibre products supplier

Highlights
for the year ended 31 December 2007

- Enhanced quality of earnings
- Operating profit up 14.2%Δ*§
- Operating profit margin improved to 13.0%Δ§
- Dividend increased by 10.1%

Δ continuing operations
* at constant exchange rates
§ before intangible amortisation and restructuring costs

Revenue Δ

456.5
488.6
517.1
494.2
04
05
06
07

£494.2m
+0.0%* (4.4%)

Operating profit Δ§

50.0
56.4
59.2
64.4
04
05
06
07

£64.4m
+14.2%* +8.8%

Margin Δ§

11.0
11.5
11.4
13.0
04
05
06
07

13.0%

Profit before tax Δ§

42.9
50.6
53.1
58.2
04
05
06
07

£58.2m
+14.8%* +9.6%

Profit before tax Δ

42.4
48.8
52.2
51.7
04
05
06
07

£51.7m
+3.8%* (1.0%)

Net debt

120.0
120.2
98.8
135.2
04
05
06
07

£135.2m

Adjusted earnings per share Δ†

13.1
14.6
15.6
17.2
04
05
06
07

17.2p
+15.4%* +10.3%

Dividend per share •

5.9
6.4
6.9
7.6
04∞
05
06
07

7.60p
+10.1%

Δ continuing operations
§ before intangible amortisation, restructuring costs and demerger expense
* at constant exchange rates
† before intangible amortisation, restructuring costs and demerger expense less tax relief thereon
• interim dividend plus proposed final dividend
∞ notional

Business Review
Principal International Developments

By concentrating on international speciality markets Filtrona has been able to establish and develop strong positions in its chosen product categories.

Filtrona operates in a dynamic international market environment. The Company continues to invest to expand capacity and capability, to improve operational performance and customer service and to exploit new business opportunities.


■ Plastic Technologies
■ Fibre Technologies
■ Multiple

Chicago, US



Following the acquisition of Duraco in May there are plans to establish a Duraco Express operation for the small order segment of the market

Monterrey, Mexico



The Monterrey Cigarette Filters facility achieved significant productivity improvements and was consistently profitable



Athol, US



The construction of a new cleanroom allows the Filtrona Extrusion business to focus on additional opportunities within the medical market

Mold, UK



The CORGI card is produced by Payne Security in a cleanroom environment on sophisticated digital printers

Ningbo, China



The Fibertec factory extension was completed in the third quarter of 2007 and has since achieved ISO 14001 and OHSAS 18001 accreditation

Business Review
Chairman's Statement

The Board believes Filtrona remains well placed to deliver long-term growth



4,700
Employees

36
Manufacturing facilities

42
Distribution units

4
Research facilities

I am pleased to report that during 2007 Filtrona developed well. The Company built on the organic growth momentum established in previous years, successfully managed the North American restructuring programme in the Cigarette Filters division, and integrated the newly acquired Duraco business in the US.

In 2007 operating profits for the Company, before intangible amortisation and restructuring costs, moved ahead strongly, growing by 8.8% to £64.4m, an increase of 14.2% at constant exchange rates. Revenue was 4.4% lower than the prior year due to the effects of exchange rates and the decline in the Cigarette Filters division which was highlighted at the end of 2006. Revenue for the other businesses was higher in 2007, most strongly in the Protection and Finishing Products and Bonded Fibre Components divisions. Company margins improved from 11.4% to 13.0% as a result of productivity improvements following the restructuring of the Cigarette Filters division and sustained capital investment. Adjusted earnings per share grew by 10.3% to 17.2p (2006: 15.6p) and by 15.4% at constant exchange rates.

The strategic development of Filtrona continued in 2007. The Duraco business, based in Chicago, Illinois, was acquired and successfully integrated. It has delivered ahead of expectations, with its attractive market positions and strong margin generation complementing the existing Protection and Finishing Products businesses.

The disposal of Globalpack, the Brazilian consumer packaging business, was completed in June and consequently the results shown are on a continuing basis with the contribution from Globalpack presented as a discontinued operation in the consolidated income statement.

Filtrona's Mission Statement

Filtrona will

- Focus on the development of innovative and value added products and services
- Deliver world class quality and service
- Continue to develop strong relationships with customers, partners and suppliers
- Continue to reduce product costs
- Develop a co-operative working environment where employees are committed, involved and recognised for their contribution

And thereby grow profitably

Margin improvement and effective working capital management led to strong cash inflow from operating activities of £84.9m in the year and, in the second half of the year, the Company conducted a limited programme of market purchases of its own shares under which 13.7 million shares (6.2% of the Company's issued share capital) were bought into treasury, returning £30.6m to shareholders.

The Board is recommending a final dividend of 5.08p per share which, if approved, at the Annual General Meeting on 24 April 2008, will make a total of 7.60p (2006: 6.90p) per share for the full year. This represents a 10.1% increase on 2006. The final dividend will be paid on 2 May 2008 to shareholders on the register at 11 April 2008.

We were very pleased to welcome Lars Emilson to the Board as a Non-executive Director on 1 May 2007. With the addition of Lars' wide international experience, the Board maintains the right blend of skills to support our executive team as they drive the future growth of Filtrona.

Steve Dryden announced his resignation as Finance Director in December 2007, although he currently remains part of the executive team pending the handover of his responsibilities. Steve has made a valuable contribution to Filtrona during his eleven years' service and the Board wishes him every success in his future career. The recruitment process for Steve's successor is well advanced.

The Board held eight scheduled meetings during the year together with a day of strategy discussions. One of the Board meetings was held at the Bonded Fibre Components facility in Richmond, US, to enhance the Board's first-hand knowledge of the businesses.

I am always impressed by the enthusiasm and professionalism of the employees I meet at the Filtrona sites across the globe and on behalf of the Board and shareholders I would like to thank them all for their hard work and contribution to the Company's performance in 2007.

In 2008 Filtrona will continue the programme of driving productivity improvements in its existing businesses and seeking acquisitions to strengthen the Company's positions in key markets. The performance in Fibre Technologies is expected to be in line with 2007 as a result of reduced volumes and further restructuring costs in the Cigarette Filters division. This restructuring will result in a lower cost base and a more competitive business. The good performance in Plastic Technologies is expected to continue.

Overall, despite uncertain economic conditions, the Board believes that Filtrona will continue to make progress and that the Company remains well placed to deliver long-term growth.

Jeff Harris
Chairman
28 February 2008

Business Review
Chief Executive's Review

Filtrona Values



Figure 1
Filtrona's key markets



6
1
5
4
3
2

1. 43.5% Tobacco
2. 4.4% Transport
3. 4.3% Writing instruments
4. 3.8% Point of purchase
5. 3.2% Oil and gas
6. 40.8% Other

Figure 2
Geographic spread of revenue



3

1. 40.5% Europe
2. 40.0% North America
3. 19.5% Rest of World

Our style

- We will be open, honest and enthusiastic, celebrating our successes and learning from our experiences
- We will be passionate in our pursuit of excellence and dedicate ourselves to the very best of quality in everything we do
- We will work as a team, valuing everyone's contribution and minimising bureaucracy
- We will treat each other in a consistent and fair manner

Our responsibilities

- We will share our company strategy, and ensure we understand the part we play in it
- We will all have clear goals, the necessary resources and freedoms to achieve them, and honest assessment of our performance
- We will always conduct ourselves with integrity and respect – for our fellows and for our environment
- We will aim to advance our knowledge, skills and professionalism in all we do
- We will do our best and accept accountability for our actions

Our goals

- We will strive to delight our customers and hold the respect of our suppliers
- We will work together to grow our business for the benefit of our stakeholders

Overview

Filtrona is an international, market leading, speciality plastic and fibre products supplier with activities segmented into Plastic Technologies and Fibre Technologies.

Filtrona derives strength from serving a wide range of customers, across diverse geographies within a broad but targeted range of international markets.

Filtrona's key markets are shown in Figure 1 and represent important consumer and industrial product segments. With its extensive flexible manufacturing and distribution capability, Filtrona is a supplier throughout the world to many international, blue chip, market leading customers and the top ten customers in 2007 represented 36.7% of revenue.

As the Company seeks to continuously improve operational performance and provide new innovative solutions, Filtrona anticipates that the quality and breadth of its product and service offering combined with cost competitiveness will provide opportunities for growth with current and new customers and expansion into new and existing markets across international boundaries.

In 2007, the geographic destination of the Company's revenue was as shown in Figure 2. The Rest of World segment includes many of the lower cost manufacturing and higher growth regions and represents 19.5% of revenue in 2007 as the Company increasingly focuses on development in higher growth markets such as China, India and Indonesia.

Strategy

Filtrona's long-term objective is to continue to grow profitably for the benefit of all its stakeholders through investing organically and by acquisition in selected markets within, or complementary to, plastic and fibre technologies. The Company's strategic focus is to build on its core competencies through the development and acquisition of businesses which are engaged in the manufacturing, sourcing and distribution of high volume, low unit cost, small but essential products for use in consumer and industrial markets.

The identification and successful exploitation of markets which offer significant value addition and growth opportunities through product innovation, distribution, service and cost improvements are integral to the future development of Filtrona as the Company seeks to enhance the competitive position of its global businesses.

With a responsible winning culture based on Filtrona Values and Key Strengths, the reputation of the Company and its employees forms a sound basis for the successful delivery of new business and market opportunities designed to secure long-term value for Filtrona's shareholders.

Performance

In 2006 Filtrona reported a good performance in its first full year as an independent public company. In 2007 the Company accelerated its rate of profit growth before restructuring costs, despite the negative impact on profits from currency translation caused by the further depreciation of the US dollar against sterling. Filtrona also completed its first significant acquisition since the June 2005 demerger, with the valuable addition of the Duraco business to the Protection and Finishing Products division.

Business Review

Figure 3
12 month moving average accident trend 2007


Number of accidents per month
42
40
38
36
34
32
30
J F M A M J J A S O N D

Figure 4
12 month moving average lost time accident trend 2007


Number of lost time accidents per month
6.7
6.5
6.3
6.1
5.9
5.7
5.5
J F M A M J J A S O N D

Strategic Aims

- Grow profitably
- Invest organically
- Acquire in selected markets
- Build on core competencies
- Deliver long-term value

Operating profit before intangible amortisation and restructuring costs was up 8.8% to £64.4m (2006: £59.2m). Operating margins improved to 13.0% from 11.4% in 2006. At constant exchange rates operating profit before intangible amortisation and restructuring costs was up 14.2%. Revenue at constant exchange rates was flat, whilst reported revenue was down by 4.4% to £494.2m (2006: £517.1m) due to the combined effects of currency translation and the previously announced revenue reductions in the Cigarette Filters division. Excluding the Cigarette Filters division, revenue growth for the remainder of the Group was up 5.1% at constant exchange rates. The adverse impact of currency translation during the year was £2.8m on operating profit before intangible amortisation and restructuring costs, and £22.9m on revenue.

The cash inflow from operating activities of continuing operations was again strong at £84.9m (2006: £77.2m) up 10.0%. Return on average operating capital excluding intangible assets continued to improve, up from 24.8% in 2006 to 26.8% in 2007. Return on average total invested capital, including intangible assets and goodwill previously charged to reserves, improved from 13.1% to 13.9% on a pre-tax basis. Adjusted earnings per share grew by 10.3% from 15.6p to 17.2p and, excluding the impact of currency translation, adjusted earnings per share grew by 15.4%.

Key Strengths

- Strong international market positions
- Long-term customer relationships
- Well invested flexible global infrastructure
- Experienced management team
- Reputation for quality and innovation
- Operational efficiency

Corporate responsibility
Filtrona's development of a responsible winning culture recognises the role which the Company's relationship with its employees, customers, suppliers and other stakeholders and its interaction with the environment may play in securing competitive advantages across its divisions.

The skills and commitment of Filtrona's employees across the world are fundamental to ensuring the quality and competitiveness of the Company's portfolio of products and services. The Company's commitment to its employees is reflected in the quality and safety of the working environment and the personal development opportunities which it seeks to provide at each of its locations, without discrimination between site or people.

Filtrona's reputation as an employer is important to ensure the attraction and retention of suitably motivated, experienced and skilled personnel. The customer and supplier perception of Filtrona's values and standards of conduct across a variety of regions and cultures can impact on the development of the longstanding business relationships which the Company has maintained and continues to foster. Filtrona strives to maintain the highest ethical standards at all times in the conduct of its international operations.

Filtrona's drive towards continuous improvement and cost reductions across its global manufacturing and distribution footprint requires an ongoing assessment of operational efficiencies and securing the benefit of potential energy, water and waste savings. As a responsible corporate citizen the Company looks to exploit opportunities to benefit the financial performance of its businesses in a manner consistent with environmental sustainability.

In support of its commitment to the quality and standards associated with its principal manufacturing facilities, Filtrona's objective is to secure ISO 14001 and OHSAS 18001 accreditation across all of those sites no later than the end of 2008.

Total accidents and lost time accidents are two non-financial key performance indicators within Filtrona, recognising the primary importance of robust health and safety management and recording its role in securing operational efficiencies.

The total accidents statistics record every incident which resulted in first aid and were recorded in the accident book, whilst the figures for lost time accident records accidents which resulted in employee absence for more than one day. The improvement in Filtrona's health and safety performance during 2007 is illustrated in Figures 3 and 4.

Further details on Filtrona's Corporate Responsibility can be found on pages 26 to 29 of this Report.

Mark Harper
Chief Executive
28 February 2008

Business Review
Key Performance Indicators

The delivery of Filtrona's strategic goals is underpinned by focusing on key performance indicators which measure the Company's progress in the delivery of long-term growth and shareholder value.

To assess the overall performance of Filtrona, the Company uses five financial key performance indicators ('KPIs') as described below, in addition to the non-financial KPIs set out on pages 8 and 9.

As well as being used to measure the performance at Group level, the majority of the financial KPIs are used as the principal quantitative elements in assessing the short- and long-term performance of the operating businesses.

Given the diversity of Filtrona's range of businesses operating across international boundaries, a number of other business measures, both financial and non-financial and tailored to the individual requirements and characteristics of each business, are monitored and assessed on a regular basis to evaluate how individual divisions are performing in response to their key objectives and challenges.

Underlying operating profit growth (%)



7.5
7.4
9.0
10.1
04
05
06
07

10.1%

Underlying operating profit growth

The growth in underlying operating profit ('OP') is a key measure of the underlying performance of the Group over time. Underlying OP growth removes the distorting influence of foreign exchange translation, acquisitions, disposals, the costs of restructuring or rationalisation of operations and the amortisation and impairment of intangible assets.

The Group's underlying OP has grown at an average rate of 8.5% over the last four years and in 2007 grew by 10.1%.

Operating margin (%)



11.0
11.5
11.4
13.0
04
05
06
07

13.0%

Operating margin

Operating margin is an important measure to Filtrona as it monitors operating efficiency and reflects the success of the businesses in achieving superior margins by operating in selected markets and offering strongly differentiated cost competitive products and services. Operating margin is defined as OP before intangible amortisation and restructuring costs divided by revenue.

Over the last four years, the Group operating margin has increased from 11.0% to 13.0% in 2007. Acquisitions made during that period have had a positive impact on Group margins. The most important driver, however, has been the operational leverage gained as the businesses have increased in scale, leading to increased revenues without a proportionate increase in operating costs.

Revenue and capital investments have been focused on higher margin divisions which have performed well in 2007 raising margins in Plastic Technologies from 14.9% to 15.7%. In Fibre Technologies such investments, combined with a stronger operational focus on conversion costs in Cigarette Filters, have improved margins in 2007 from 11.0% to 13.8%.

Operating cash inflow (£m)


63.4
72.8
77.2
84.9
04
05
06
07

£84.9m

Operating cash inflow

Operating cash inflow is defined as cash inflow from operating activities of continuing operations as shown in the consolidated statement of cash flows. This measures the success of the operating businesses and the Group as a whole in turning profit into cash through the careful management of working capital in the business.

Over the last four years, the Group has generated a robust operating cash inflow averaging £74.6m per annum.

Return on average total invested capital (%)


12.4
12.8
13.1
13.9
04
05
06
07

13.9%

Return on average total invested capital

Return on average total invested capital ('ROTIC') represents OP as a percentage of total invested capital ('TIC'), defined as net assets plus net debt plus non-operating assets less liabilities. ROTIC reflects the success of the Company in achieving superior returns on its invested capital.

At the Group level, TIC includes the total cash invested in acquisitions, including all goodwill and acquired intangible assets, both capitalised and charged to reserves in previous years. Over the last four years, ROTIC, at constant exchange rates, has steadily increased from 12.4% in 2004 to 13.9% in 2007.

At the operating division level, goodwill and acquired intangible assets are excluded from TIC so that management is judged more narrowly on the return achieved on capital invested in fixed assets and working capital. This is because the operating division management is not directly involved in the price negotiations for acquisitions completed within their spheres of responsibility.

Adjusted earnings per share (p)


13.1
14.6
15.6
17.2
04
05
06
07

17.2p

Adjusted earnings per share

Adjusted earnings per share ('EPS') measures the benefits generated for shareholders from the Group's overall performance. It is calculated as profit before intangible amortisation and restructuring costs less tax relief thereon, attributable to shareholders, from continuing operations, divided by the weighted average number of shares in issue excluding shares held in treasury or shares held by the employee benefit trust. Adjusted earnings from continuing operations increased by 9.4% to £37.3m in 2007 (2006: £34.1m). The weighted average number of shares in 2007 was 216.3m (2006: 218.8m) giving adjusted EPS of 17.2p (2006: 15.6p), an increase of 10.3%, or 15.4% at constant exchange rates.

Business Review Plastic Technologies

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and security products as well as proprietary and customised plastic extrusions

Plastic Technologies had a good year with operating profit before intangible amortisation and restructuring costs up 6.7% to £41.6m (2006: £39.0m) and revenue up 1.3% to £265.8m (2006: £262.4m). The operating margin again improved to 15.7% (2006: 14.9%) reflecting the stronger performance of the higher margin businesses.

During 2007 significant revenue investments were made to establish new distribution locations and to support businesses still in their infancy. At constant exchange rates, revenue increased by 5.4% and operating profit before intangible amortisation and restructuring costs increased by 10.3%.

Protection and Finishing Products
The Protection and Finishing Products division continued to pursue its strategy of geographic and range expansion combined with consistent investment in business to business marketing programmes, integrated IT systems and supply chain efficiencies. Filtrona's largest profit generating division continued to perform well throughout the year, benefiting from the diversity of its customer base, where no individual customer represents more than 3% of the revenue, and the competitive advantages presented by the breadth of its product offering and the quality of its service. The division holds over 900 million parts representing 26,000 products in multiple stocking locations for same day despatch.

Moss, the pan-European plastic parts supplier, had an excellent year and benefited from a further strengthening of the mix of proprietary and custom products in favour of the more profitable proprietary lines. Sales development across the expanded Continental European network was particularly encouraging within both recently opened and more established locations. The new distribution unit in Hungary was opened successfully in April and the Chinese business, co-located within the Fibertec facility in Ningbo, opened in December. The distribution units in Brno, Czech Republic and in Newcastle, UK were relocated to larger units to accommodate business growth. A new sophisticated fireproof mould store became fully operational at the Kidlington, UK manufacturing facility to further improve risk management at this important site.

Skiffy, the European specialist small nylon parts producer, has delivered another strong year of growth. The new Skiffy distribution operation in Poland was opened successfully in March. Revenue growth has again been assisted by the further increased levels of marketing, including the new catalogue which was launched successfully during April in eight languages. Internet ordering via the multi-language website continues to grow and now represents 27.6% of revenue, up from 22.0% in 2006.

Alliance, the US-based plastic parts supplier, traded well in spite of more challenging conditions in the US domestic market. Development of the product offering continued with the addition of significant new ranges during the year. The new Alliance Express location in Chicago has performed consistently well since its opening in February. Trading at the Alliance facility in São Paulo, Brazil was strong throughout the year with the benefits of local manufacture reducing costs and materially improving its competitive position in the Brazilian market. Sales growth in Brazil has now driven the implementation of a second production shift and an additional warehouse location is also being utilised. Unit production costs at the Erie, Pennsylvania facility continued to fall as a result of the sustained investment in new tooling and machinery.

The acquisition of Duraco, based in Chicago, Illinois, was completed in May for a consideration of $61m. The integration of the business has progressed well, and an experienced senior executive from within the Protection and Finishing Products division was appointed to the position of President. The division's commercial philosophies and the Filtrona Values are now being implemented in the business. Early responses to new marketing programmes, utilising the division's sophisticated marketing techniques, have been encouraging and plans are in place for the establishment of a Duraco Express operation to address the small order segment of the market.



Protection and Finishing Products

Markets and Trends

- Fragmented, ill-defined global market > £1 billion
- Key sectors include oil and gas, point of purchase, hydraulics, pneumatics, metal fabrication, machinery, white goods, furniture and automotive
- Market growth in line with GDP



Looking Forward

- Expanding geographically in response to customer demands and emerging market opportunities
- Enhancing current distribution capability
- Securing market share gains based on breadth and excellence of product and service offering
- Increasing operational efficiencies and reducing costs

Business Review
Plastic Technologies

MSI, the oil country tubular goods thread protector business, experienced a moderation of growth compared to the strong growth rate achieved in 2006. This resulted from de-stocking in the second quarter of 2007 by the steel pipeyards who form the majority of MSI's customer base. A number of important current and new supply contracts were secured during the year with North American customers. The business continued to invest in driving productivity through both machinery and a new generation of high output tooling. In addition, the upgrade of the production capability at the Vera Cruz, Mexico facility continued.

Looking forward to 2008, new distribution operations are planned for the Moss, Alliance and Duraco businesses and construction will commence on a new manufacturing facility for the MSI business in Houston. Alongside the continued expansion of the manufacturing and distribution footprint, further additions to the product range and sustained marketing investment are expected to secure the ongoing development of the Protection and Finishing Products division.

Coated and Security Products
The Coated and Security Products division continued to pursue its strategy of developing new security technologies and applications for international markets whilst sustaining its world leadership position in self-adhesive tear tape.

The division delivered an improved performance in both revenue and operating profit, despite increased revenue investment in the FractureCode business which remained loss-making.

The Payne tear tape business achieved good growth in volumes, revenue and operating profits. Volume growth in fast moving consumer goods markets outside of the tobacco industry was achieved in all regions around the world and the continued development of innovative packaging and promotional solutions remains key to ongoing success within those markets. Development of the proprietary Payne authentication system was completed and sales have already been achieved for application on tobacco products, tax stamps and fine wines. A restructuring programme within the European tear tape operations was actioned in the first quarter and significant cost, productivity and quality benefits have resulted.

The Payne security business performed well with the benefit from a full year of volumes of the new UK passport. Within the personal identification activity, the first year of the CORGI card renewal process went smoothly with excellent service levels being achieved. Investment was made in customer card fulfilment and smartcard chip encoding capability to assist in strengthening market position. The new security label line was successfully commissioned at the Banbury, UK facility and the first orders from this line have been fulfilled.

The FractureCode business continued to prepare for future growth with the support of revenue investment. The existing FractureCode licensee has installed FractureCode in three countries, and opportunities are being actively discussed with potential licensees across a number of different enduser markets.

During 2008, it is anticipated that the Coated and Security Products division will continue to benefit from the growth in the market for solutions to combat the global contraband and counterfeit problem. As the Company looks to maximise the potential of the opportunities within that market, commercialisation of the proprietary Payne authentication system and the security labels offering will continue and further investment will be made in the development of new laminates for secure documents.

Plastic Profile and Sheet
After an excellent 2006, the Plastic Profile and Sheet division encountered tough trading conditions throughout the year, particularly in the US. Revenue and operating profit performance was down in 2007 in the US, although excellent growth was achieved at Enitor in The Netherlands.


123456
BROMFIELD GAS

Coated and Security Products

Markets and Trends

- Fast moving consumer goods – tobacco, food and confectionery
- Packaging and board producers
- Security printers and systems integrators
- Public institutions
- Security related applications growing faster than GDP
- Emerging track and trace market


CORGI
123456

Looking Forward

- Innovating solutions utilising tear tape expertise
- Securing opportunities presented by increased demand for personal identity authentication
- Developing as preferred supplier in emerging track and trace market
- Exploiting proprietary product authentication solutions to combat counterfeiting

Business Review
Plastic Technologies

Good revenue growth was achieved in the key product sectors of aerospace, point of purchase ('POP'), medical and traffic control. In November the division was confirmed as the supplier of a family of parts for the Boeing 787 Dreamliner aircraft, reflecting a longstanding customer's continued commitment to the engineering and design expertise of the business and its high standards of quality and service. In Monterrey, Mexico the 100,000 square feet extension to the facility was completed, including a new cleanroom for medical products.

Volumes in the commercial lighting and fence products sectors were flat and volumes of custom products, which typically provide significant value adding opportunities for the business, were down in the US. The general weakness in the US extrusion sector has also generated pricing pressures, particularly with consistently rising raw material prices throughout the second half of the year.

In response to the more difficult market conditions, cost reduction measures have been taken to streamline the organisation and to optimise production efficiency. The Northborough, Massachusetts facility was closed at the end of the year and production transferred to the neighbouring Athol facility, where a new cleanroom has been constructed to focus on the opportunities within the medical market.

Enitor in The Netherlands had an excellent year due to strong sales growth and an improvement in operating efficiency resulting from a strengthening of the management team.

Trading conditions for the Plastic Profile and Sheet division are expected to remain challenging in 2008. The operational focus will be on ensuring that the business delivers the cost efficiencies from the realignment of the North American manufacturing capability. From a sales perspective, the key growth markets of aerospace, POP, medical and traffic control remain a priority.



Plastic Profile and Sheet

Markets and Trends

- Attractive opportunities in
  - engineered profiles and components for aerospace
  - POP components for retail merchandise
  - medical tubing
- Safety and control devices for traffic management growth in line with GDP
- Mature markets in lighting and fence



Looking Forward

- Focusing on key priority markets
- Expanding in lower cost countries
- Driving efficiencies with continuous improvement

Business Review
Fibre Technologies

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical devices

Fibre Technologies delivered a strong improvement in operating performance in the year, with operating profit before intangible amortisation and restructuring costs up 12.5% to £31.6m (2006: £28.1m) reflecting a sharp improvement in operating margin to 13.8% (2006: 11.0%) despite lower revenue. Revenue was down 10.3% to £228.4m (2006: £254.7m). At constant exchange rates, operating profit before intangible amortisation and restructuring costs increased by 18.8%, although revenue was down by 5.6%.

Cigarette Filters
Cigarette Filters delivered a strong performance resulting from significant operational improvements at all locations, a turnaround in performance in Mexico, the benefits of plant rationalisation in the US, and selected price adjustments. This performance was particularly encouraging given the reduced volumes from the business losses announced at the end of 2006. Total filter volumes reduced by 9.5% or 6.3 billion filters in 2007.

The operational performance improvement has been driven by the focus on six sigma and continuous improvement programmes combined with an increase in training at the newly established Filters Learning Centre which is located at the Filtrona Technology Centre in Jarrow, UK. The benefits of these activities have manifested themselves in process waste and conversion cost improvements.

In Europe, the new lower cost manufacturing facility on the outskirts of Budapest, Hungary commenced production on schedule and shipped its first filters to customers in October.

In the Americas, the previously announced restructuring programme was completed without disruption and to budget. The Monterrey facility continued to improve operationally and was consistently profitable through the year.

Good growth was achieved at each of the Asian locations with improvements in both volume and financial performance. A representative office was established in Beijing, China and a senior manager has been deployed to improve the Company's presence in the world's largest cigarette market.

The Filtrona Technology Centre continued to seek opportunities to secure enhanced value for research and development services and a key joint development project with a major customer was progressed during the year.

Market conditions are expected to remain challenging in 2008 and beyond for the Cigarette Filters division. Cigarette market volume reductions in the mature markets of Western Europe, the US and Japan are generating an increased focus on cost management by the tobacco industry. This is expected to increase the risk of further losses of conventional dual filter volumes with multi-national customers who may perceive in-house production as a lower unit cost option for higher volume specifications. In addition, the industry is moving its focus away from selective filtration of smoke for potentially reduced exposure consumer offerings and towards non-lit products.

However, Filtrona anticipates that the impact of these factors will be partially mitigated by pursuing opportunities within market sub-segments as filters are increasingly seen as key product differentiators, particularly for lower tar and premium products such as slim cigarettes.


TOBACCO
UNDER
20

Cigarette Filters

Markets and Trends

- Global tobacco industry mature
- Declining markets in Western Europe, US and Japan
- Growth in emerging markets in Asia and Eastern Europe
- Increasing importance of filters as product differentiator



Looking Forward

- Expanding into new emerging segments and markets
- Adding value with innovation and technical leadership
- Optimising global footprint to deliver cost competitiveness and supply flexibility
- Partnering with customers in joint development opportunities

Business Review
Fibre Technologies

Filtrona will continue to focus on conversion cost improvement and product innovation to defend market position and exploit growth opportunities. The development of capacity and capability in the new lower cost Hungarian facility and further strengthening of Filtrona's market position in Asia, particularly with state-owned and independent cigarette producers, remain key priorities.

Given the prevailing conditions, a reduction in overall volume in 2008 is anticipated and there is a risk of further future volume declines. The Company will seek to mitigate the impact of any adverse volume movements through increased commercial activity with state-owned and independent customers, selective pricing action, commercialisation of new products and planned operational improvements, including further restructuring, to drive down unit costs.

Bonded Fibre Components

The Fibertec Bonded Fibre Components division delivered strong results with all locations performing well, and a number of important multi-year supply agreements were concluded during the year. Strong organic growth has seen further market share gains continuing to be made in the traditional areas of the business, particularly in writing instrument reservoirs, with increased marketing activities designed to increase the awareness of Fibertec's market leading capabilities. With the continued strengthening of the global sales presence, Asia and Eastern Europe provide a focus for the expansion of the business into emerging markets.

The continued development of new products and their associated intellectual property is driving growth in new applications and international markets. A total of seven patent applications were filed during the year as continuous innovation and the expansion of capillary science expertise remain key to the ongoing success of the Fibertec business.

The inkjet printer reservoir business secured with a major new US entrant into the inkjet printer market has progressed ahead of expectations and pre-launch volumes for a further new project with an existing customer are now in production. A new wicking material for saliva based medical testing was launched to the market and a number of potential customers have designed drug abuse test protocols for US Food and Drug Administration approval containing this material, which is particularly effective in cannabis testing.

The Ningbo, China factory expansion was completed in the third quarter on schedule and on budget and the facility was consistently profitable during the year. The Ningbo facility achieved ISO 14001 accreditation and all three Fibertec sites achieved the OHSAS 18001 occupational health and safety accreditation in line with the Group's objective.

As Fibertec seeks to further enhance the quality and capability of its global footprint, work on the extensive renovation programme for the Reinbek, Germany facility commenced and, once completed, will bring operational benefits to the facility and its health and safety infrastructure.

Looking forward into 2008, it is anticipated that the Bonded Fibre Components division will benefit from increasing revenues in the inkjet printer reservoir market and the commercialisation of the new saliva wick technology. A continuation in the increase of volume through the Ningbo facility should also serve to drive performance. The commissioning of new machinery within the division should support the business growth expected from the increased sales and marketing activity.



Bonded Fibre Components

Markets and Trends

- Writing instrument growth in line with GDP
- Move to point of care and home medical diagnostics
- Demand for convenience in cleaning products
- Increased demand for higher quality and more sophisticated solutions
- Strong growth in the Asian market



Looking Forward

- Innovating in growth markets
- Exploiting opportunities in emerging markets and technologies
- Increasing market penetration with global sales and marketing presence
- Focusing on quality with global manufacturing excellence

Business Review
Financial Review

Revenue
Revenue decreased by 4.4% to £494.2m, though after adjusting for adverse exchange rate movements of £22.9m revenue was flat. After taking account of the previously announced volume reduction in the Cigarette Filters division, adjusted underlying revenue grew by 5.1%.

Operating profit
Operating profit before intangible amortisation and restructuring costs increased by 8.8% to £64.4m. Adjusting for adverse exchange rate movements of £2.8m, gives operating profit growth of 14.2%.

Operating margin
The overall operating margin, before intangible amortisation and restructuring costs incurred in 2007, improved to 13.0% (2006: 11.4%). The operating margin in Plastic Technologies increased to 15.7% (2006: 14.9%) and Fibre Technologies' margin increased to 13.8% (2006: 11.0%) as a result of the significant improvements in conversion costs.

Finance expense
The net finance expense increased by £0.1m to £6.2m as a result of higher average interest rates, acquisition spend less disposal proceeds and the fourth quarter share buy-backs, largely offset by focused working capital management to reduce net debt levels. Net finance expense was covered 10.4 times (2006: 9.7 times) by operating profit before intangible amortisation and restructuring costs.

Tax
The tax charge of £17.6m represents an effective tax rate of 34.0% (2006: 33.9%) on the profit from underlying operations. The effective rate is higher than the nominal UK rate of 30.0% because most of the Group's operations are in countries with higher tax rates. As Filtrona develops in countries with lower tax rates then it is anticipated that the effective tax rate will reduce towards the nominal UK rate.

Adjusted earnings per share
Basic earnings per share from continuing operations were maintained at 15.3p. Adjusting for intangible amortisation of £1.5m (2006: £0.9m) and restructuring costs of £5.0m (2006: £nil) less tax relief thereon of £2.2m (2006: £0.3m) gives an increase in adjusted earnings per share of 10.3% to 17.2p (2006: 15.6p).

Dividends
An interim dividend of 2.52p (2006: 2.30p) per share and a proposed final dividend of 5.08p (2006: 4.60p) per share will deliver an increase of 10.1%, at a total cost of £15.8m, with dividend cover based on adjusted earnings per share of 2.3 times.

Balance sheet
Total assets less current liabilities increased by £26.1m to £337.9m. The principal drivers of this increase were the acquisition of Duraco and capital expenditure at £24.4m, which continued to exceed depreciation of £20.4m. Filtrona continued to invest in projects with attractive returns to develop the business further.

Return on average operating capital employed before intangible amortisation increased 2.0% to 26.8%. Return on average total invested capital, including intangible assets and goodwill previously written off to reserves, on a pre-tax basis and at constant exchange rates improved by 0.8% to 13.9%.

Net debt increased by £36.4m to £135.2m (2006: £98.8m) and the ratio of net debt to earnings before interest, tax, depreciation, amortisation and restructuring increased from 1.22 in 2006 to 1.56 in 2007.

Intangible assets
Intangible assets increased by £27.7m reflecting customer lists and goodwill acquired in the year of £26.5m, plus a foreign exchange movement of £2.7m less amortisation of £1.5m.

Cash flow
Cash inflow from operating activities of continuing operations was £84.9m, a 10.0% increase compared to 2006 as the Company reduced working capital in excess of what would be expected on the lower revenue. Principal elements of the £24.4m capital expenditure were the new mould store at Moss in the UK (Protection and Finishing Products), completion of two new cleanroom facilities (Plastic Profile and Sheet) and the expansion of the Ningbo facility in China (Bonded Fibre Components), in addition to other productivity enhancing investments.

Net cash inflow before financing activities and acquisition/disposal of businesses was £39.1m (2006: £30.0m). Cash outflow for 2007 was £38.0m and, after favourable foreign exchange movements of £1.6m, net debt increased by £36.4m to £135.2m.

Pensions
At 31 December 2007 the Group's IAS 19 (revised) gross pension liability was £22.3m (2006: £30.9m) with a net liability of £16.0m (2006: £21.7m) after accounting for a deferred tax asset of £6.3m (2006: £9.2m).

Treasury policy and controls
Filtrona has a centralised treasury department to control external borrowings and manage exchange rate risk. Treasury policies are approved by the Board and cover the nature of the exposure to be hedged, the types of financial investments that may be employed and the criteria for investing and borrowing cash. The Company uses derivatives only to manage foreign currency and interest rate risk arising from underlying business activities. No transactions of a speculative nature are undertaken. The department is subject to independent reviews by the internal audit department. Underlying policy assumptions and activities are reviewed by the Executive Directors.

Controls over exposure changes and transaction authenticity are in place and dealings are restricted to those banks with the relevant combination of geographic presence and suitable credit rating. Filtrona monitors the credit ratings of its counterparties and credit exposure to each counterparty.

Liquidity risk
Filtrona's objective is to maintain a balance between continuity of funding and flexibility. The Company is funded by a multi-currency syndicated facility from its bankers. The syndicated facility matures in May 2010. At 31 December 2007 the available bank facilities totalled £215.0m of which £157.8m was drawn down. In addition, uncommitted and overdraft facilities are maintained to provide short-term flexibility.

Foreign currency risk
The majority of Filtrona's net assets are in currencies other than sterling. The Company's policy is to limit the translation exposure and the resulting impact on shareholders' funds by borrowing in those currencies in which the Group has significant net assets and by using forward foreign exchange contracts. At 31 December 2007 there were no material currency exposures after accounting for the effect of hedging transactions.

Throughout the year borrowings were primarily held in US dollars and sterling. The Company does not hedge the translation effect of exchange rate movements on the income statement.

The majority of Filtrona's transactions are carried out in the functional currencies of its operations and so transaction exposure is limited. However, where they do occur, the Group's policy is to hedge the exposures as soon as they are committed using forward foreign exchange contracts.

Principal exchange rates
Principal exchange rates for Filtrona were:

	Average		Closing	
	2007	2006	2007	2006
US$:£	**2.00**	1.85	**1.99**	1.96
€:£	**1.46**	1.47	**1.36**	1.48

The translation impact in 2007 of the movement in exchange rates was to reduce revenue by £22.9m and operating profit by £2.8m.

Business Review
Analysis of Principal Risks

The performance, both long-term and short-term, of businesses can be impacted by any number of risks and uncertainties. Filtrona recognises that the ability to monitor, assess and respond to business risks can often provide competitive advantage and hence resources are carefully managed in this area. Filtrona has a risk management process in place which is designed to enable the operational businesses to identify, manage and mitigate strategic, operational and financial risk. More details of the Company's internal control processes are set out in the Corporate Governance Report on pages 49 to 55.

The risks and uncertainties facing Filtrona businesses are constantly changing and the risk assessment, evaluation and mitigation, are essential parts of the annual planning cycle and important aspects of Filtrona's internal control system and business processes.

The fulfilment of Filtrona's strategic objectives requires the successful management of the key risks facing its businesses. The challenges presented by those risks and the steps taken to mitigate them present Filtrona with the opportunities to secure competitive advantage as it focuses its resources on its core competencies and its growth plans on markets offering long-term potential for increasing shareholder value. Filtrona's key personnel form the basis of the Company's ability to meet the ever increasing demands of international customers in increasingly competitive markets.

Risk	Impact	Mitigation
Competitive pressures • Market trends • Third party activity • Loss of competitive advantage	• Loss of market position • Margin erosion • Loss of revenue	• Innovation to meet customer demands • Marketing expertise • Quality of product and service offering • Build long-term customer and supplier relationships • Low cost production • Supply chain efficiencies • Identify growth opportunities • Continued investment • Corporate responsibility • International accreditations

Risk	Impact	Mitigation
Relationship with tobacco industry • Self-manufacture • Regulatory pressures • Changing market demands • Litigation	• Reduced revenue • Restructuring costs • Loss of profit	• Innovative value added products and services • Target growth opportunities • Low cost production

Risk	Impact	Mitigation
Loss of key personnel • Loss of experience • Loss of skills • Loss of commercial relationships	• Loss of expertise • Loss of reputation • Loss of business	• Management development • Succession planning • Incentive programmes • Corporate responsibility

Risk	Impact	Mitigation
Customer concentration • Loss of significant business • Exposure to market trends	• Loss of revenue	• Develop innovative products and services • Quality of products and services • Build long-term relationships • Expand customer base
Acquisitions • Identification of new opportunities • Inability to successfully acquire and integrate new businesses	• Reduce future growth rate • Failure to meet strategic objectives	• Corporate development resource • Due diligence • Integration planning and resource • Adjacent technologies
Challenge of international operations • Currency movements • Repatriation of funds • Tax regimes • Political instability • Economic conditions • Start-up operations	• Adverse currency translation • Increased tax rate • Loss of revenue, profit and assets • Costs • Delay	• Professional advice • Treasury policies • High quality local management • Risk management • Established business model roll-out • Corporate responsibility
Disruption to operational sites/loss of critical assets • Loss of production capability • Loss of supply chain • Loss of tooling • IT systems failure	• Business interruption • Loss of revenue, profit and assets • Loss of reputation	• Flexible global infrastructure • Fire prevention systems • Risk management • Disaster recovery • Insurance
Product liability • Failure to meet specification • Product recall	• Loss of reputation • Loss of business • Compensation payments	• Quality assurance systems • Supply chain management • Insurance (n.b. not available for cigarette filters)

The principal risks faced by Filtrona and its management response thereto are summarised in this analysis. Not all these factors are within the Company's control. There may be other risks and uncertainties which are unknown to the Company or which may not be deemed material now but which could turn out to be material in the future.

Business Review
Corporate Responsibility

In pursuing its strategic goal to deliver long-term value to shareholders, Filtrona recognises the significance of environmental, social and governance matters and is committed to being a responsible corporate citizen in the workplace, marketplace, environment and community. The Company's risk management processes include the consideration of the impact of corporate responsibility issues on Filtrona's performance. In support of its business plans to drive long-term profitable growth, Filtrona's corporate responsibility initiatives seek to maintain the support of its employees, customers and suppliers and assist in the sustainability of the environment and communities within which its international operations are conducted.

The Filtrona Values set out on page 7 of this Report form the core of the Company's adoption of the highest standards of business ethics and integrity to underpin its relationships with both internal and external stakeholders. Filtrona believes that the responsible winning culture developed with the adoption of those values at each of its international sites adds its own value to the Company's reputation and performance.

Filtrona is a member of the FTSE4Good Index which is designed to measure the performance of companies striving to meet globally recognised corporate responsibility standards and to facilitate investment in those companies where corporate responsibility issues are an influencing factor in an investor's decision-making process. The FTSE4Good Committee annually reviews the members for continual compliance with the criteria as laid down by the Committee.

The FTSE4Good Index was set up in 1991 and is compiled by the Ethical Investment Research and Information Service, an independent research company. This Index was supported by UNICEF on conception and the link continues with all licensing profits being donated to UNICEF.

Workplace

Health and safety

Filtrona's overriding commitment in the workplace is to the health and safety of its employees and all those who visit the Company's operations. The Board provides health and safety leadership and the Chief Executive has primary responsibility for setting the overriding health and safety goals within which the detailed policies operate and for reviewing progress against those objectives.

The Company has designed procedures and developed a culture which aims for continuous improvement in all areas of health and safety, with the sharing of best practice in addition to strict compliance with applicable laws and regulations. The degree of autonomy afforded to local management allows them to set the agenda best suited to the requirements of individual businesses, but subject always to the proper implementation of the core health and safety policies and principles which Filtrona has adopted.

Local initiatives have been implemented such as 'Fire in the Hole' and 'Race for Safety' within the Cigarette Filters division, whilst at Filtrona Fibertec a global contest was launched which saw the adoption of an employee's safety slogan 'Think Safety Locally, Zero Accidents Globally'. These initiatives, which reflect the input of employees who are encouraged to identify improvements in the Company's operations, have proved very successful – both in improving the safety record and strengthening the engagement of employees.

The Company aims to continuously improve its health and safety record and ongoing initiatives are designed to monitor, assess and drive performance. The embedding of the group management system has enabled the implementation of an extensive programme of active monitoring that measures in greater detail than ever before exactly how successful the Company is in managing the safety of its workplaces. The Company believes that the additional visibility on relevant performance statistics has secured the increased focus of management on all health and safety issues.

The Filtrona Health, Safety & Environmental (HS&E) Council is an international body which includes senior operating management from all divisions. This body is responsible for reviewing the HS&E performance, developing appropriate standards and procedures and overseeing the Company's internal HS&E auditing process.

The Company manages occupational health by identifying key risk activities, undertaking health assessments and, where appropriate, implementing health surveillance programmes. The Company is committed to achieving, at all principal manufacturing sites, accreditation to Occupational Health & Safety Management Systems OHSAS 18001 by the end of 2008. As at 31 December 2007, 15 of the Company's sites (2006: 3) have achieved this objective.

OHSAS 18001 is the internationally recognised standard for occupational health and safety management systems. It has been jointly developed by a number of international third party certification bodies and national standard bodies in response to the need for companies to meet the health and safety obligations effectively and efficiently.

Details of the Company's health and safety performance for 2007 can be viewed at the Company's website **www.filtrona.com**.

The Company operates Filtrona Group Safety Awards whereby sites can achieve gold, silver and bronze status on the basis of annual performance assessed against stringent criteria set by the Filtrona HS&E Council.

Employees

With Filtrona's focus on operational excellence and the provision of quality products and service to its customers, the Company's employees are a vital resource. The skills and expertise of Filtrona's employees drive the innovation which enables the Company to provide added value to its customers, enhance supply chain logistics with its suppliers and reduce the environmental impact of its operations.

Filtrona is guided by its aim to deliver a competitive and fair employment environment and the opportunity to develop and advance employees subject to personal performance and business opportunity. Filtrona encourages its employees to develop and manage their own careers. It facilitates this by providing relevant job training and, where appropriate, aiming to fill vacancies with existing staff where employees are suitably qualified and experienced.

Filtrona's commitment to the growth of its employees as individuals, challenging them to fulfil their potential through investment in training and personal development, is fundamental to the recruitment, motivation and retention of people with the talent and energy to drive Filtrona's growth as a profitable business.

The Graduate Development Programme in Europe and North America aims to capture tomorrow's managers and the Management Development Programme aims to enhance the skills of today's management team and share knowledge and opportunities across Filtrona's global network. Succession planning and internal recruitment policies look to ensure that the pool of talent within Filtrona is utilised to best effect.

Filtrona's training programmes are designed to secure continuous improvement, with the Company's businesses benefiting from the increase in the capabilities of its employees. At the principal tear tape operation in Nottingham, UK, 85 employees successfully completed NVQ level 2 training in modern manufacturing techniques. In 2007 the Company established within the Cigarette Filters division a learning and development centre which offers employees from around the world technical and professional training for filters manufacture.

Filtrona seeks to ensure that the training opportunities are extended beyond the simple development of skills focused on fulfilling a particular role within the current operations. The Learning Centre at the Cigarette Filters facility in Jarrow, UK, continues to be successful in enabling a number of employees, and their families, to complete a variety of courses. The Learning Centre was the first in the region, and one of the first in the UK, to achieve the Matrix Standard, a national standard of excellence in delivering high quality information, advice and guidance.

In addition to the impact of the training and development programmes, employee engagement is enhanced by the communication practices which have been adopted across the businesses. Filtrona values highly the commitment of its employees and recognises the importance of communication to good working relationships and practices. The Company seeks to ensure that employees are informed on matters relating to their employment and on financial and economic factors affecting the businesses. This is achieved through management briefings, internal announcements, the Filtrona website and by the distribution of public announcements. Filtrona Focus, a bi-annual newsletter, seeks to update all employees on the Company's progress and key news across the various divisions. Within the individual divisions, various initiatives focus on the dissemination of important information and messages.

Business Review
Corporate Responsibility

The Company seeks feedback and ideas from employees to improve its operations, and forums appropriate to Filtrona's local businesses have been established to allow employees to voice their views on how the Company should fulfil the demands of all its local and international stakeholders. The Company's European Information and Consultation Forum facilitates the discussion of issues across all of its operations in the European Union.

The Company is committed to offering equal opportunities to all people without discrimination of any form and remunerates fairly with respect to skills, performance, competitors and local market conditions. Filtrona conducts its business in a way that seeks to ensure individuals are treated equally and fairly and that all employment, training and career development decisions are made on job-based criteria. Recruitment procedures avoid the employment of under-age staff. Harassment in any form is not tolerated in the workplace.

The Company gives full and fair consideration to employment applications by disabled persons. In the event of members of staff becoming disabled, every effort is made to ensure that their employment continues. The Company strives to ensure that the training, career development and promotion opportunities enjoyed by disabled persons are as far as possible identical to that of other employees.

Throughout its global activities Filtrona supports human rights as set down by the UN Declaration and its applicable International Labour Organisation conventions. Operations based in India, Indonesia, Jordan, Thailand and Venezuela are also accredited to SA8000.

SA8000 is based on the principles of international human rights norms. It measures the performance of companies in eight key areas: child labour, forced labour, health and safety, free association and collective bargaining, discrimination, disciplinary practices, working hours and compensation.

Marketplace
Filtrona's reputation with its customers and suppliers is based not only on its quality but also its integrity in the management of the workplace and the environment and its ethical conduct in the marketplace. The development of long-term business relationships reflects the trust placed in the Company and such commitments are an important component in the ongoing success of the Company.

Filtrona's Standards of Business Conduct Policy is applicable to all its businesses around the world. The policy details the standards expected by Filtrona in the conduct of its business and its relationships with third parties, including free and fair competition, the prohibition of bribery and political donations and provides general guidance on honestly and fairly dealing with suppliers, customers and local and national authorities.

Filtrona is committed to working with its suppliers to ensure the welfare of workers, and employment conditions within its supply chain, meet or exceed internationally recognised standards.

Environment
As part of its risk management process, Filtrona recognises that climate change may be the single most important environmental constraint impacting on the future of its businesses. Filtrona considers that it is an important requirement in managing its global activities properly and efficiently as a responsible corporate citizen to measure, monitor and reduce the impact its businesses may have on the environment and to develop initiatives to secure its sustainability.

Filtrona is a member of the Carbon Trust and during 2007 participated in the annual Carbon Disclosure Project 5 environmental impact survey.

The Carbon Trust is an independent not-for-profit organisation aiming to create a lasting relationship between shareholders and corporations regarding the implications for shareholder value and commercial operations presented by climate change. Its goal is to facilitate a dialogue, supported by quality information, from which a rational response to climate change will emerge.

The Company is committed to continuous improvement in its environmental performance, reducing emissions, preventing pollution and improving efficiency in the use of resources including energy, water, packaging and other raw materials. Filtrona's challenge is to determine how, through current initiatives and current technology and with further projects and future innovation, it can reduce the impact of its environmental footprint, within a realistic financial framework and appropriate time frame, and in a manner relevant to, and meaningful in, the context of the Company's overall strategic objectives and financial performance.

Filtrona seeks to ensure good environmental practice at all its locations and in its operational processes and investment decisions. Filtrona's principal manufacturing sites are ISO 14001 accredited and all of the Company's European businesses comply with EU and domestic waste management regulations.

ISO 14001 is an internationally recognised standard for environmental management systems. It applies to those environmental aspects over which an organisation has control and where it can be expected to have an influence.

A range of initiatives are being undertaken to drive the efficiency of Filtrona's energy consumption and the Company has developed bespoke software to monitor the effect of such projects, as well as identifying potential future opportunities for further improvements. Landfill is being reduced as local initiatives seek to recycle waste materials or explore alternative uses with third parties.

As Filtrona looks to target achievable goals within its businesses for the improvement of its environmental performance, the successful implementation of the group management system has enabled the collection and analysis of data. This system is being used to record raw material and energy usage and waste levels across the Company's global operations.

Given the diversity of Filtrona's global operations within its businesses, local management drive environmental performance based on divisional objectives set in accordance with Filtrona's environmental policy. Copies of the policy can be found on the Company's website **www.filtrona.com**. The Filtrona HS&E Council provides an opportunity to share best environmental practices and waste minimisation initiatives across all sites and has established a group award to recognise the best divisional project initiated in each calendar year which in its opinion delivered the best environmental sustainability in the course of the year.

Community

Filtrona's commitment to being a responsible corporate citizen extends through to the support for appropriate non-political and non-sectarian projects across a range of organisations and charities. Regardless of regional or national boundaries the Company aims to support the creation of prosperous, educated, sustainable and healthy communities in the countries and cultures within which it operates. In its attempts to bring benefits back to those communities whose support provides a basis for Filtrona's success, the Company has focused on education and enterprise, health and welfare and the environment. In pursuit of its aims within the community, the Company has developed targeted programmes for local communities often involving commercial sponsorship and significant employee engagement through direct involvement or secondment.

Applying Filtrona's principles

The Chief Executive is the Director with primary responsibility for the implementation and integration of Filtrona's Corporate Responsibility across the Company. The Director of Group Human Resources, supported by the Company Secretary and General Counsel is responsible for co-ordinating the operation of the detailed policies on human resources, health and safety, ethics and the environment which support Filtrona's commitment to its Corporate Responsibility principles. Further details of those policies can be viewed via the Corporate Responsibility page on the Company's website at **www.filtrona.com**.

Corporate Governance
Global Executive



Left to right: Alan Tidy, Rob Purcell, Jon Green, Mark Harper*, PT Sreekumar, Steve Crummett, Russ Rogers, Neil Shillingford, Steve Dryden* and Tony Edwards

Alan Tidy
Director of Group Human Resources
Alan Tidy joined Filtrona as Director of Group Human Resources upon the demerger from Bunzl in 2005. He was previously Group HR Director at Wagon plc and prior to that held divisional HR roles within Caradon plc and Rio Tinto plc. Alan is the Chairman of Filtrona's UK Pension Trustee Boards and of the Group Health, Safety and Environment Council. He is a Chartered Member of the Institute of Personnel and Development.

Rob Purcell
Managing Director Protection and Finishing Products
Rob Purcell joined the Moss business in 1996 from Low and Bonar where he had been Managing Director of their technical textiles business. Rob became responsible for the entire Protection and Finishing Products division in 2003. Rob has been a Trustee of the Filtrona Senior Pension Scheme for a number of years.

Jon Green
Company Secretary and General Counsel
Jon Green, a solicitor, joined Filtrona in March 2005 to assist in the demerger process. He was appointed Company Secretary in July 2005. Prior to Filtrona he worked as an in-house lawyer for several large international businesses, including Unilever and, most recently, Hays plc. Jon is a member of Filtrona's UK Pension Trustee Boards.

P T Sreekumar
Managing Director Cigarette Filters
P T Sreekumar joined Filtrona from Godfrey Philips, an Indian tobacco company, in 1995. Sreekumar was initially responsible for the Indian joint venture within Filtrona. In 2002 he was appointed as Regional Director for Asia Pacific responsible for the business in Asia and the Middle East before moving into his current role early in 2005.

*The biographical details of Mark Harper and Steve Dryden are shown on page 33.



Steve Crummett
Director of Corporate Development
Steve Crummett joined Filtrona in May 2007 as Director of Corporate Development. Prior to that, he was Group Director of Mergers and Acquisitions at Exel plc. Steve is a Chartered Accountant having started his career with Arthur Andersen. He has held various senior finance roles, including at McKechnie, and has worked in the private equity industry.

Steve will join the Board of Directors as Finance Director with effect from 19 March 2008.[Y]

Russ Rogers
President Bonded Fibre Components
Russ Rogers, President of Filtrona Fibertec, joined the Company with the acquisition of the American Filtrona Corporation in September 1997 and performed increasingly important roles in engineering, logistics, purchasing and manufacturing before being appointed President in June 2003.

Neil Shillingford
President Plastic Profile and Sheet
Neil Shillingford, President of Filtrona Extrusion, joined the Company in operations from Gillette and now has 20 years of service within Filtrona. Neil has performed a number of general management roles over those 20 years and was appointed to his current position in 2005.

Tony Edwards
Managing Director Coated and Security Products
Tony Edwards was previously Finance Director of the Payne business when it was bought from Norcros plc in 1996. Tony is a Chartered Accountant having qualified with Price Waterhouse in 1988. Prior to joining Payne in 1993 he worked for Rio Tinto Zinc plc. Tony then became Finance Director of the Filtrona business area within Bunzl and was appointed to his current role in 2002.

[Y] Please refer to the note on the Contents page.

Corporate Governance
Board of Directors



Back row, left to right: Steve Dryden, Lars Emilson and Mark Harper
Front row, left to right: Paul Drechsler, Jeff Harris and Adrian Auer

Jeff Harris
Non-executive Chairman
Jeff Harris was appointed Chairman in May 2005. He was chairman of Alliance UniChem Plc from 2001 until 2005. Jeff was the finance director of UniChem Plc from 1986 to 1992, chief executive from 1992 and chief executive of the enlarged Alliance UniChem Plc from 1997 to 2001. Jeff is also a non-executive director of Bunzl plc and Anzag AG. Jeff is the Chairman of the Company's Nomination Committee.

Mark Harper
Chief Executive
Mark Harper joined Filtrona in 1986 and held a number of general management positions, including managing director of Moss Plastic Parts in Europe and president of Alliance Plastics in the US, before becoming Managing Director of Filtrona in 1996. Mark was an executive director of Bunzl plc from 2004 until he was appointed Chief Executive of Filtrona in May 2005. With effect from 1 December 2006, Mark was appointed as a non-executive director of BBA Aviation plc.

Steve Dryden
Finance Director
Steve Dryden was appointed Finance Director of Filtrona in May 2005. Prior to that he was divisional finance director of the Filtrona businesses between 2002 and 2005, and was finance director of a group of the Plastic Technologies businesses between 1999 and 2002 and Moss Plastic Parts between 1996 and 1998. Steve's career began at Price Waterhouse and, before joining Filtrona, he held various finance roles within Rolls-Royce plc.[Y]

Following the announcement on 4 December 2007 regarding his departure, Steve will resign from the Board of Directors on 19 March 2008 and his employment with the Company will cease on 31 March 2008.[Y]

Paul Drechsler
Senior Independent Non-executive Director
Paul Drechsler was appointed as a Non-executive Director of Filtrona in May 2005. He is chairman and chief executive of Wates Group, having been appointed to the position of chief executive in 2004. Prior to this, Paul spent 25 years at Imperial Chemical Industries PLC where his experience included chairmanship of the ICI pension fund and appointment to the ICI board as an executive director in 1999. Paul is Chairman of the Company's Remuneration Committee.

Adrian Auer
Non-executive Director
Adrian Auer was appointed a Non-executive Director of Filtrona in May 2005. He was formerly group finance director of RMC Group plc from 2002 to 2005, finance director of Taylor Woodrow plc from 2000 to 2002, and has also held senior finance positions with BP and ICI. Adrian is currently non-executive Chairman of Shanks plc and Readymix plc, and is a non-executive director of Foseco plc. Adrian is Chairman of the Company's Audit Committee.

Lars Emilson
Non-executive Director
Lars Emilson was appointed a Non-executive Director of Filtrona in May 2007. He was formerly chief executive of Rexam PLC from 2004 to February 2007. Lars has spent the majority of his working life in the packaging industry. In 1970 he joined PLM, a leading Swedish packaging company where he held various senior positions including managing director of the beverage can division, the main PLM business. In 1999 when Rexam acquired PLM he was appointed managing director of PLM and joined the Rexam board, becoming group director of the worldwide beverage can business.

On 10 March 2008 the Company announced that Steve Crummett will be appointed Finance Director with effect from 19 March 2008. Biographical details for Steve are shown on page 31.[Y]

[Y] Please refer to the note on the Contents page.

Corporate Governance
Directors' Report
for the year ended 31 December 2007

The Directors present their Report and audited financial statements of the Company and its subsidiary undertakings for the year ended 31 December 2007.

Principal activities and business review
The principal activities of Filtrona are the light manufacture and supply of speciality plastic and fibre products.

The principal activity of the Company is a holding company.

The information which fulfils the requirements of the Business Review and which should be treated as forming part of this Report is included on pages 4 to 29.

Cautionary forward-looking statement
This Report may contain forward-looking statements based on current expectations of, and assumptions and forecasts made by, Company management. Various known and unknown risks, uncertainties and other factors could lead to substantial differences between the actual future results, financial situation, development or performance of the Company and the estimates and historical results given herein. Undue reliance should not be placed on forward-looking statements which speak only as of the date of this Report. The Company accepts no obligation to publicly revise or update these forward-looking statements or adjust them to future events or developments, whether as a result of new information, future events or otherwise, except to the extent legally required.

Results and dividends
The accompanying financial statements for the year ended 31 December 2007 which were approved by the Board of Directors on 28 February 2008 are set out on pages 56 to 101.

The Company has paid the following dividends in respect of the year ended 31 December 2007:

	Per share p	Total £m
Interim paid 26 October 2007	2.52	5.40

The Directors recommend that a final dividend of 5.08p (2006: 4.60p) per share be paid, making a total dividend distribution for the year of 7.60p (2006: 6.90p).

The final dividend of 5.08p will, subject to shareholder approval, be paid on 2 May 2008 to shareholders on the register at 11 April 2008.

Directors and their interests
During the year ended 31 December 2007 the Board of Directors comprised:

Jeff Harris	Non-executive Chairman	
Mark Harper	Chief Executive	
Steve Dryden	Finance Director	
Paul Drechsler	Senior Independent Non-executive Director	
Adrian Auer	Non-executive Director	
Lars Emilson	Non-executive Director	(appointed 1 May 2007)
Warren Knowlton	Non-executive Director	(resigned 30 April 2007)

In accordance with the Company's Articles of Association, Mark Harper and Paul Drechsler are retiring by rotation at the forthcoming Annual General Meeting ('AGM') and, being eligible, offer themselves for re-election.

Lars Emilson was appointed as a Director subsequent to the Company's AGM held in 2007 and, in accordance with the Company's Articles of Association, will stand for election at the AGM.

Steve Crummett is to be appointed to the Board of Directors with effect from 19 March 2008 and, in accordance with the Company's Articles of Association, will stand for election at the AGM.

Steve Dryden will resign from the Board of Directors on 19 March 2008.[Y]

[Y] Please refer to the note on the Contents page.

Directors' interests in the issued ordinary share capital of the Company are detailed in the Report of the Remuneration Committee on pages 38 to 48.

Share capital
The authorised and issued share capital of the Company is shown in note 19 to the financial statements.

Substantial shareholders
At the close of business on 27 February 2008, the Company was advised of the following voting rights attaching to Filtrona shares in accordance with the Disclosure and Transparency Rules.

	% of total voting rights
Invesco Limited	16.95
Pennant Capital Management LLC	5.29
Prudential plc	5.27
Allianz SE	5.13
Resolution Investment Services	5.00
Ameriprise Financial Inc	4.94
BAE Systems	3.12

Property values
In the opinion of the Directors there was no significant difference between the market and book values of the property held by the Group, as shown in the consolidated balance sheet at 31 December 2007.

Charitable and political contributions
The Company made no political contributions during the year (2006: £nil). Donations to UK charities amounted to £0.1m (2006: £0.1m), of which £nil were made by the Company (2006: £nil), with all contributions being made by its subsidiary companies.

Directors' indemnities
As at the date of this Report, indemnities are in force under which the Company has agreed to indemnify the Directors and the Company Secretary, in addition to other senior executives who are directors of subsidiaries of the Company, to the extent permitted by law and the Company's Articles of Association, in respect of all losses arising out of or in connection with the execution of their powers, duties and responsibilities as a Director or officer of the Company or any of its subsidiaries.

Creditor payment policy
The Company policy for payment to suppliers is to pay to terms agreed with suppliers from time to time, subject to the supplier's performance being in accordance with agreed terms and conditions.

Since the Company has no trade creditors, the disclosure of creditor days does not apply.

Annual General Meeting
The AGM of the Company will be held at the Holiday Inn Hotel, 500 Saxon Gate West, Milton Keynes, Buckinghamshire MK9 2HQ on Thursday 24 April 2008 at 12 noon.

In addition to the ordinary business of the AGM, resolutions in respect of the following matters of special business are included in the Notice of Annual General Meeting:

Authority to allot unissued shares
The Directors will, under Resolution 9 in the Notice of Annual General Meeting, seek power until the next AGM to allot shares up to an aggregate nominal amount of one third of the issued share capital excluding treasury shares at 31 December 2007, equivalent to 68,554,064 shares. The proposal conforms with the guidelines issued by the institutional investment protection bodies to ensure that existing shareholders' interests are safeguarded. The Directors have no present intention of exercising their authority to allot unissued shares, except those relating to share options.

Corporate Governance
Directors' Report
for the year ended 31 December 2007

Allotment of shares for cash
The Directors will, under Resolution 10 in the Notice of Annual General Meeting, seek power until the next AGM to allot shares for cash, otherwise than in accordance with the statutory pre-emption rights, either in connection with a pre-emptive offering, or otherwise, up to an aggregate nominal amount of 5% of the issued share capital at 31 December 2007, equivalent to 10,966,340 shares. The proposal conforms with the guidelines issued by the institutional investment protection bodies to ensure that existing shareholders' interests are safeguarded.

Purchase of own shares
The Directors consider it expedient to seek shareholders' approval to enable the Company to purchase its own shares. Accordingly, under Resolution 11 in the Notice of Annual General Meeting, authority will be sought to enable the Company to make market purchases of up to 10% of the issued share capital at 27 February 2008 for the period of one year following the date of passing the resolution. In accordance with the requirements of The Listing Rules of the Financial Services Authority, the maximum price for shares purchased in the market shall not exceed an amount equal to 105% of the average middle market quotation taken from the London Stock Exchange Daily Official List for the five business days before the purchase is made. The minimum price per share shall be not less than 25p, being the nominal value of the shares. The Directors will only utilise this authority if satisfied that to do so will result in an increase in earnings per share and that it is in the best long-term interests of the shareholders.

During the financial year ending 31 December 2007, and pursuant to the authority granted at the AGM held on 30 April 2007, the Company purchased 13,664,604 ordinary shares of 25p, equating to 6.23% of the Company's issued share capital. The shares were purchased for a total consideration of £30.6m at an average price of 222.38 pence per share.

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 ('the Regulations') allow companies to hold shares acquired by way of market purchase in treasury, rather than having to cancel them. The Directors may use the authority to purchase shares and hold them in treasury (and subsequently sell or transfer them out of treasury as permitted in accordance with the Regulations) rather than cancel them, subject to institutional guidelines applicable at the time. The shares purchased by the Company during the year were held in treasury. No shares held in treasury were cancelled or transferred out of treasury during the year.

No dividends have been paid on shares whilst held in treasury and no voting rights attach to the treasury shares.

Adoption of new articles of association
The Directors are seeking approval from the shareholders to approve a number of amendments to the articles of association primarily to reflect the provisions of the Companies Act 2006.

Revised performance conditions for future incentive awards
The Directors are seeking approval from the shareholders to enable the Company to revise the performance conditions for the vesting of future performance awards. In the case of the initial performance awards made under the revised policy it is proposed that two distinct performance conditions are applied.

The vesting of one half of each such performance award ('the TSR Award') will be dependent on the Company's total shareholder return ('TSR') performance over a fixed three year period relative to that of a comparator group.

Under the revised policy no part of the TSR Award would vest unless the Company's TSR performance at least ranked at the median within the comparator group; thereafter a sliding vesting schedule would apply.

The vesting of the other half of each such performance award ('the EPS Award') will be dependent on the Company's earnings per share performance over three consecutive financial years of the Company (starting with the financial year in which the grant of the award falls).

Under the revised policy no part of the EPS Award would vest unless the Company's earnings per share performance over the performance period exceeds inflation by an average of at least 3% per annum; thereafter a sliding vesting schedule would apply.

Auditor
KPMG Audit Plc have indicated that they are willing to continue in office. A resolution to re-appoint them, and to authorise the Board to set their remuneration, will be proposed at the AGM (Resolution 8 in the Notice of the Annual General Meeting).

Recommendation
The Directors believe that the resolutions in the Notice of Annual General Meeting are in the best interests of the Company and its shareholders as a whole, and unanimously recommend that shareholders vote in favour of each resolution.

Derivatives
Information related to derivatives is included in the Accounting Policies on page 61 and in note 15.

Statement of Directors' responsibilities in respect of the Annual Report and the financial statements
The Directors are responsible for preparing the Annual Report and the Group and parent company financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and parent company financial statements for each financial year. Under that law the Directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards ('IFRS') as adopted by the European Union ('EU') and have elected to prepare its individual company financial statements in accordance with United Kingdom Generally Accepted Accounting Principles and applicable law.

The Group financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and performance of the Group. The Companies Act 1985 provides in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

The parent company financial statements are required by law to give a true and fair view of the state of affairs of the parent company.

In preparing each of the Group and parent company financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- for the Group financial statements, state whether they have been prepared in accordance with IFRS as adopted by the EU;
- for the parent company financial statements, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and the parent company will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Directors are also responsible for preparing a Directors' Report, a Report of the Remuneration Committee and a Corporate Governance Report in compliance with applicable law and regulations.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' statement as to disclosure of information to the auditor
The Directors who were members of the Board at the time of approving this Directors' Report, having made enquiries of fellow Directors and of the auditor, confirm that:

- to the best of each Director's knowledge and belief, there is no information relevant to the preparation of their report of which the auditor is unaware; and
- each Director has taken all steps a director might reasonably be expected to have taken to be aware of relevant audit information and to establish that the Company's auditor is aware of that information.

By order of the Board

Jon Green
Company Secretary and General Counsel
28 February 2008

Corporate Governance
Report of the Remuneration Committee

This Report to shareholders for the year ended 31 December 2007 sets out the policies under which the Executive and Non-executive Directors are remunerated and tables of information showing details of the remuneration and share interests of the Directors.

As required by The Directors' Remuneration Report Regulations 2002 (the 'Regulations'), this Report will be subject to an advisory shareholder vote at the AGM. The Report is intended to be in full compliance with the requirements of the Regulations. KPMG Audit Plc have audited the contents of the Report to the extent required by the Regulations (pages 38 to 48).

The Remuneration Committee
The Remuneration Committee is responsible for making recommendations to the Board on remuneration policy as applied to Filtrona's senior executives, including Executive Directors.

Membership of the Remuneration Committee during the year consisted wholly of independent Non-executive Directors:

Paul Drechsler	Chairman	
Adrian Auer		
Lars Emilson		(appointed 1 May 2007)
Warren Knowlton		(resigned 30 April 2007)

The Company Secretary and General Counsel acts as Secretary to the Remuneration Committee.

The Company's Chairman, Chief Executive and Director of Group Human Resources may, by invitation, attend the Remuneration Committee meetings, except when their own remuneration is discussed.

The Remuneration Committee met four times during the year.

Advice
During the year, Filtrona's Director of Group Human Resources was invited by the Remuneration Committee to provide views and advice. In addition, with the approval of the Remuneration Committee, the Company received services and advice from the following independent and expert consultants:

- New Bridge Street Consultants LLP ('NBSC') who provided advice on the Company's long-term share incentive plans and on the remuneration of the Executive Directors and other senior executives within the Company
- Mercers Human Resource Consulting ('Mercers') who provided advice and information on pension matters

Neither NBSC nor Mercers provides any other services to the Company except that Mercers provide actuarial services with respect to the UK pension schemes.

Remuneration policy
The Board as a whole establishes the remuneration policy. The Remuneration Committee determines and recommends to the Board the framework for the remuneration of the Executive Directors. The Chief Executive's remuneration proposals for the members of the Executive Committee and for other senior executives reporting directly to him are reviewed by the Remuneration Committee and recommendations are made to the Board. The Remuneration Committee also takes note of the remuneration policy as detailed by the Chief Executive in respect of other levels of management in the Company and makes such recommendations to the Chief Executive as the Remuneration Committee deems appropriate.

The remuneration of the Executive Directors and Chairman is the responsibility of the Remuneration Committee and the remuneration of the Non-executive Directors is the responsibility of the Board as a whole. No Director is involved in determining or voting on their own remuneration.

In determining the policy for the Executive Directors, the Remuneration Committee's objective is to ensure that those individuals are provided with appropriate incentives to encourage enhanced performance and are, in a fair and responsible manner having regard to the performance of the Company, rewarded for their individual contributions to the success of the Company.

The objective of the remuneration policy is to provide remuneration in a competitive form and amount to attract, retain and motivate high quality management. The importance of aligning the interests of Executive Directors and senior executives with shareholders is carefully considered, particularly in the design of the performance-related elements of their remuneration packages.

Key developments
The Remuneration Committee reviewed the remuneration policy in 2007 and has recommended amendments to the Long-Term Incentive Plan ('LTIP') which, if approved at the forthcoming Annual General Meeting ('AGM'), are to be effective from 1 January 2008. In conducting this review the Committee considered current market and competitive practice, UK Institutional Shareholders' guidance and best practice.

Shareholder approval will be sought at the forthcoming AGM for the introduction of an earnings per share performance target to determine the level of vesting of half of the performance shares granted in the future under the LTIP Part B, with the other half continuing to be subject to a total shareholder return ('TSR') performance condition.

Assuming shareholder approval is obtained to the proposed amendment to the LTIP performance condition policy, it is intended that future LTIP Part A share option grants for Executive Directors and nominated senior executives, will be replaced with substitute grants of performance shares, under the LTIP Part B, worth up to 50% of salary for Executive Directors and up to 37.5% of salary for nominated senior executives.

In addition, as part of the review of the LTIP and having regard to comments received from shareholders, the Company is to amend the rules to bring the treatment of awards in the event of a change in control in line with best practice. For future performance share awards the extent to which awards may vest in the event of a takeover or winding-up of the Company will be subject to: (i) the extent to which the performance conditions have been satisfied at that time; and (ii) pro-rating to reflect the reduced time period between grant and vesting, although the Remuneration Committee retains the flexibility not to pro-rate an award if it regards it as inappropriate to do so in the particular circumstances. The rules of the LTIP in their current form provide that in the event of a takeover or winding up of the Company a participant's performance share award may vest in full if the Remuneration Committee is satisfied that the performance of the Company has been satisfactory over the curtailed performance period. As the proposed changes are not to the advantage of future participants, the Remuneration Committee will rely on its authority under the rules of the LTIP to make such changes without shareholder consent.

During 2008, the Remuneration Committee intends to review the remuneration policy with particular regard to the impact of environmental, social and governance issues on executive remuneration within Filtrona.

Corporate Governance
Report of the Remuneration Committee

As announced on 10 March 2008, Steve Crummett is to be appointed an Executive Director of the Company with effect from 19 March 2008. Steve's annual salary, effective from that date, will be £220,000 and his remuneration package will be in accordance with the policy set out on page 40 of this Report. Steve is a member of the Filtrona Pension Plan – Defined Contribution section ('the DC plan') and he contributes 5% of his salary. He also receives a supplementary payment of 20% of his salary to permit him to secure additional pension benefits and from this the Company deducts 5%, employer's matching contribution, payable to the DC plan. His appointment to the Board of Directors will not entitle him to any changes to his current pension arrangements with the Company.[v]

Summary of proposed components of Executive Directors' remuneration for 2008

Element	Objective	Performance Period	Policy
Basic salary	To reflect the particular skills and experience of an individual and to provide a competitive base salary compared with similar roles in similar companies.	Annual (reviewed on 1 January)	Individual pay is determined by reference to current market data on comparator salaries in similar businesses provided by external advisors.
Annual cash bonus*	To incentivise the delivery of Group performance-related objectives.	Annual	Bonuses are calculated by reference to growth in adjusted earnings per share ('EPS') over the prior year. They are capped at 50% of salary in cash.
Deferred Annual Share Bonus* ('DASB')	To aid retention and to align directors' interests with those of the Company's shareholders. To incentivise the delivery of Group performance-related objectives.	3 years	The aggregate value of shares made subject to any award granted in any one financial year will not normally exceed 50% of basic salary and is calculated by reference to growth in adjusted EPS.
Long-Term Incentive Plan** ('LTIP')	To drive the long-term delivery of the Group's objectives, aid retention and to align directors' interests with those of the Company's shareholders.	3 years	Performance share awards worth up to 150% of basic salary subject to the Company's relative TSR performance (50% of awards) and the Company's EPS performance (50% of awards), both measured over a fixed three year period.
Pension***	To provide benefits comparable with similar roles in similar companies.	n/a	Pension benefits based, fully or partly, on final salary.
Other benefits	To provide benefits comparable with similar roles in similar companies.	n/a	Other benefits comprise medical expenses insurance, and a car and fuel allowance.

* The maximum annual bonus in any one year is capped at 100% of salary comprising of 50% annual cash bonus and 50% DASB

** Under the terms of the current plan Executive Directors may receive a share option grant of up to two times salary or £250,000 (whichever is greater) and a performance share award of up to two times salary in any financial year, with a cap of two times salary for the aggregate of share option grants or performance share awards in any financial year

*** Currently based on full or part final salary. Any future appointees would be eligible for membership of the Group's UK defined contribution pension plan and receive a supplementary payment

[v] Please refer to the note on the Contents page.

The Remuneration Committee structures senior executive remuneration in two distinct parts: fixed remuneration of basic salary, pension and benefits and variable performance-related remuneration in the form of cash and deferred share bonuses and long-term incentive arrangements.

Remuneration for Executive Directors is structured so that the variable (performance-related) pay element forms a significant portion of each Director's package. The majority of Executive Directors' total remuneration at the maximum performance level will derive from the Company's long-term incentive arrangements, which are strongly aligned to the Company's strategic objective to secure long-term shareholder value creation.

Following the announcement on 4 December 2007 regarding his departure, Steve Dryden will resign from the Board of Directors on 19 March 2008 and his employment with the Company will cease on 31 March 2008. Steve will continue to receive his salary and benefits in the usual course up to 31 March 2008 and will receive the bonus due to him for the year ended 31 December 2007. No ex-gratia termination payments will be made to him and, in accordance with the applicable scheme rules and the remuneration policy, all LTIP and DASB awards which have not vested as at the date of his departure will lapse.[v]

Components of Directors' remuneration for 2007
The emoluments of the Directors for the year ended 31 December 2007 were as follows:

	Fees £000	Salary £000	Bonus £000	Benefits £000	Year ended 31 Dec 2007 Total £000	Fees £000	Salary £000	Bonus £000	Benefits £000	Year ended 31 Dec 2006 Total £000
Executive Directors										
Mark Harper	–	455	217	22	694	–	420	147	21	588
Steve Dryden	–	302*	129	4	435	–	278**	88	13	379
Non-executive Directors										
Jeff Harris	156	–	–	–	156	150	–	–	–	150
Paul Drechsler	42	–	–	–	42	40	–	–	–	40
Adrian Auer	42	–	–	–	42	40	–	–	–	40
Lars Emilson***	23	–	–	–	23	–	–	–	–	–
Warren Knowlton****	11	–	–	–	11	19	–	–	–	19

* Includes a supplementary payment of £32,000 in respect of pension provision above the scheme specific earnings cap
** Includes a supplementary payment of £28,430 in respect of pension provision above the notional HM Revenue & Customs earnings cap
*** Appointed 1 May 2007
**** Resigned 30 April 2007

Salary
Basic salary for each Executive Director is determined by the Remuneration Committee taking into account the roles, responsibilities, performance and experience of the individual and pay conditions elsewhere in the Company. Salaries are reviewed annually with any increase being effective from 1 January (unless responsibilities change). Salary levels are determined taking into account market data on salary levels for similar positions at comparable companies. A review of salary levels was undertaken in December 2007.

	Mark Harper	Steve Dryden
Annual salary effective from 1 January 2008	£490,000	£280,000*
Annual salary effective from 1 January 2007	£455,000	£270,000*
Salary increase	7.7%	3.7%

* Excluding supplementary pension payment

Report of the Remuneration Committee

Annual bonuses

Under the terms of the annual bonus arrangements for 2007, Mark Harper and Steve Dryden were each potentially entitled to a maximum bonus of up to 100% of basic salary (50% in cash and 50% in shares in the Company the entitlement to such shares being deferred for three years, in accordance with the rules of the DASB).

For the year ended 31 December 2007, the performance targets were approved by the Remuneration Committee and based upon Filtrona's adjusted earnings per share. Company performance was required to reach a minimum adjusted EPS target of 15.7p for a bonus of 30% of basic salary to be payable (15% in cash and 15% in deferred shares under the DASB).

For the year ended 31 December 2007, the Company's performance exceeded the minimum target and the Remuneration Committee approved a bonus of 95.5% of basic salary for Mark Harper (47.75% in cash and 47.75% in deferred shares under the DASB). Steve Dryden was awarded a cash bonus of 47.75% of basic salary but was not entitled to a DASB award. When approving the bonus awards, the Remuneration Committee carefully considered the impact of certain exceptional items upon the Company's earnings per share performance and, having regard to the interests of shareholders, made certain adjustments and specifically excluded the impact during the year of the Duraco acquisition and the Globalpack disposal.

Deferred Annual Share Bonus Plan

The DASB provides for Executive Directors and nominated senior executives to receive existing issued ordinary shares in the Company for nil payment. The number of shares subject to an award is determined at the time the award is granted, based upon the performance in Filtrona's preceding financial year of the participant and/or the Company and/or the division in which the participant works.

Under the Rules of the DASB the aggregate value of shares made subject to awards granted to a participant in any one financial year may not exceed 100% of their basic salary as at the award date. The Remuneration Committee has determined that, in accordance with the Company's bonus arrangements, awards under DASB will not normally exceed 50% of basic salary.

Shares awarded under the DASB are held in trust until 1 March in the third calendar year after the year in which the award was made, at which point they are transferred to the participant subject to the participant's continued employment within the Group.

Details of the awards granted to the Executive Directors under the DASB in 2007 are shown in the table on page 44.

Executive LTIP share-based incentive plans

The Remuneration Committee strongly believes that offering Executive Directors and nominated senior executives the opportunity to be awarded shares in the Company is an important part of motivating, rewarding and retaining key employees so that they may drive and participate in the future growth of the Company. It is also of the view that the Executive Directors and nominated senior executives should be encouraged to invest directly in the Company through the purchase of shares. The Company's DASB and LTIP are both intended to support these objectives.

On the recommendation of the Remuneration Committee the Company has adopted shareholding guidelines for both Executive Directors and nominated senior executives.

The award of shares or options under the Executive share-based incentive plans is determined by the Remuneration Committee taking into account, inter alia, the role of the individual, and other such criteria as they may determine from time to time. The current policy is that participation in the DASB and the LTIP Part B is restricted to Executive Directors, and nominated senior executives. Subject to shareholder approval at the AGM to the proposed changes to the LTIP Part B performance condition policy, is intended that going forward no further awards will be made under the LTIP Part A to the Executive Directors and such nominated senior executives, and participation in the LTIP Part A will be limited to other designated employees.

Awards under the Company's share-based incentive plans will be satisfied using market purchases, new issue shares and/or shares held in treasury.

The Long-Term Incentive Plan – Part A

The LTIP Part A provides for participants to receive share option awards over shares worth up to two times basic salary or £250,000 (whichever is the greatest) in any financial year, subject to performance conditions.

During 2007 the Executive Directors received share option awards over shares worth up to 100% of basic salary, with lesser awards made to other participants and the exercise price set equal to the share price at the date of the grant.

A share option award will normally be exercisable between three and ten years following its grant, but only if the specified performance condition has been satisfied.

The performance conditions attached to the LTIP Part A awards made in 2007 were based on the Company's earnings per share growth (adjusted to exclude items which did not reflect the Company's underlying financial performance and intangible amortisation) relative to inflation over three financial years, requiring such earnings per share growth to exceed inflation by an average of at least 3% per annum. The performance condition will be tested after three financial years and there will be no provision for re-testing. To the extent the performance condition has not been met after three financial years, the relevant share option awards will lapse.

The awards granted in 2005, 2006 and 2007 under the LTIP Part A are subject to EPS targets. At the end of 2007 the annual performance targets had been met and the 2005 awards would vest. The remaining awards may vest dependent upon the Company's performance over the remainder of the relevant three year testing period.

Save As You Earn Scheme
In addition to the LTIP, the Company operates a Save As You Earn Scheme ('SAYE'). During the year the Company made its second award under the rules of the SAYE.

The Executive Directors joined the SAYE in 2006 contributing the statutory maximum monthly amount of £250, and thus they were not eligible to participate in the 2007 invitation.

Details of the awards granted and outstanding during the year to Executive Directors under the LTIP Part A and the SAYE are as follows:

Executive Director	Scheme	At 1 Jan 2007	Awarded in year	At 31 Dec 2007	Exercise price	Earliest vesting date	Expiry date
Mark Harper							
	LTIP Part A	156,903	–	156,903	239.00p	23 June 2008	22 June 2015
	LTIP Part A	148,380	–	148,380	254.75p	8 Sept 2009	7 Sept 2016
	LTIP Part A	–	190,376	190,376	239.00p	31 August 2010	30 August 2017
	SAYE	6,793	–	6,793	237.00p	1 April 2011	30 Sept 2011
Steve Dryden							
	LTIP Part A	96,234	–	96,234	239.00p	23 June 2008	22 June 2015
	LTIP Part A	88,321	–	88,321	254.75p	8 Sept 2009	7 Sept 2016
	LTIP Part A	–	106,694	106,694	239.00p	31 August 2010	30 August 2017
	SAYE	6,793	–	6,793	237.00p	1 April 2011	30 Sept 2011

The Long-Term Incentive Plan – Part B
A performance share award under the LTIP Part B consists of a conditional right to receive shares in the Company, subject to performance conditions, on the basis described below. Participants make no payment for the grant and exercise of performance share awards.

Participants may receive performance share awards over shares worth up to two times their basic salary in any financial year.

In June 2005, following the demerger, the Executive Directors and nominated senior executives were granted a once-off matching share award linked to their investment in the Company's shares.

Corporate Governance
Report of the Remuneration Committee

A performance share award, including any matching share award, will not normally be exercisable before the third anniversary of its award and may only be exercised to the extent that the applicable performance conditions have been satisfied. For employees based outside the US, the options remain capable of being exercised up to the sixth anniversary of grant. For employees based in the US, once the performance conditions have been satisfied the options must be exercised within 30 days of vesting.

In the case of the vesting of the matching share awards granted by reference to shares purchased by participants, not only will applicable performance conditions have to be satisfied but those awards will only vest to the extent that participants have retained the shares they bought in June 2005.

For awards granted prior to 2008, the extent to which performance share awards vest is subject to the Company's TSR performance over a fixed three year period relative to the TSR performance of the FTSE 250 companies (excluding investment trusts) at the start of the three year performance period. Identical conditions were attached to the matching share awards.

A performance share award, including any matching share award, will vest in full only if the Company's TSR performance is ranked at upper quartile or above within the peer group over the performance period. For median performance one quarter of such awards vests, rising proportionally up to full vesting thereafter. For below median performance, no such awards will vest.

The performance condition will be tested after three years and there is no provision for re-testing. To the extent the performance condition has not been met after three years, the relevant performance or matching share awards will lapse.

For awards granted in 2008 and beyond it is intended that, subject to shareholder approval at the AGM, 50% of the awards will be subject to a TSR performance condition (as set out above) and 50% of the awards will be subject to an adjusted EPS performance condition. The adjusted EPS performance condition for these awards will require the Company's earnings per share growth (adjusted to exclude items which did not reflect the Company's underlying financial performance and intangible amortisation) over three financial years to exceed inflation by an average of at least 3% per annum for 12.5% of the awards to vest. The proportion of the awards vesting will increase on a straight line basis, and for 50% of the awards to vest such adjusted EPS growth must exceed inflation by an average of at least 8% per annum. The performance condition will be tested after three financial years and there will be no provision for re-testing. To the extent the performance condition has not been met after three financial years, the relevant awards will lapse.

The Remuneration Committee will review the performance conditions each time performance share awards are granted under the LTIP Part B in order to ensure that they remain challenging and may impose different conditions on share awards granted in subsequent years.

Details of the awards granted and outstanding during the year to the Executive Directors under the LTIP Part B and DASB are as follows:

Executive Director	Scheme	At 1 Jan 2007	Awarded in year	At 31 Dec 2007	Share price at date of award	Earliest vesting date	Expiry date
Mark Harper							
	LTIP Part B 'Matching'	126,902	–	126,902	240.75p	7 June 2008	6 June 2011
	LTIP Part B 'Performance'	161,637	–	161,637	240.75p	7 June 2008	6 June 2011
	LTIP Part B 'Performance'	141,533	–	141,533	318.00p	13 March 2009	12 March 2012
	LTIP Part B 'Performance'	–	173,073	173,073	249.75p	2 March 2010	1 March 2013
	DASB	48,993	–	48,993	292.00p	1 March 2009	1 March 2009
	DASB	–	58,858	58,858	246.00p	1 March 2010	1 March 2010
Steve Dryden							
	LTIP Part B 'Matching'	102,474	–	102,474	240.75p	7 June 2008	6 June 2011
	LTIP Part B 'Performance'	99,137	–	99,137	240.75p	7 June 2008	6 June 2011
	LTIP Part B 'Performance'	84,246	–	84,246	318.00p	13 March 2009	12 March 2012
	LTIP Part B 'Performance'	–	102,702	102,702	249.75p	2 March 2010	1 March 2013
	DASB	27,503	–	27,503	292.00p	1 March 2009	1 March 2009
	DASB	–	35,035	35,035	246.00p	1 March 2010	1 March 2010

A total of 771,814 (2006: 625,130) share incentive awards were granted to Executive Directors and nominated senior executives under the LTIP Part B and the DASB during the year ended 31 December 2007.

The middle market price of an ordinary share in the Company on 31 December 2007 was 202.50p. The middle market price of an ordinary share in the Company during the year ranged from 189.00p to 293.25p.

The awards granted in 2005, 2006 and 2007 under the LTIP Part B, including any matching share award, are subject to relative TSR performance targets. At the end of 2007 the Company was ranked below median and the performance target had not been met. If the performance targets are not met, the shares subject to those awards will not vest, but the position may change depending on the Company's performance as at the date of the relevant third anniversary.

Performance graph

The graph below represents the comparative TSR performance of the Company against the FTSE 250 (excluding investment trusts) Index from the date of the listing of the Company until 31 December 2007. This index has been selected as it is considered the most appropriate published general index in which the Company is a constituent.



200
180
160
140
120
100
80
J J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D
2005
2006
2007
— Filtrona plc
— FTSE 250 (excluding investment trusts) Index

Source: Thomson Datastream

Corporate Governance
Report of the Remuneration Committee

Executive Directors' service contracts
The policy for senior executive service contracts is that notice periods will normally not exceed 12 months. Both Mark Harper and Steve Dryden have service contracts, dated 12 May 2005, with a notice period of 12 months from either party. The service contracts for the Executive Directors are available for inspection by members at each AGM and during normal business hours at the Company's registered office.

The Remuneration Committee's policy in relation to termination of service contracts is to apply an appropriate level of mitigation, having regard to all of the circumstances of the individual and the termination of employment, and to any legal advice received. The Company has the right to make a payment in lieu of notice and any such payment may be made in monthly instalments at the Company's discretion and may be reduced to take into account any sums earned during the payment period by way of employment elsewhere.

Non-executive Directors
The Non-executive Directors do not have service contracts and do not participate in any Company pension, share or incentive scheme. In accordance with best practice, letters of appointment have been issued for all Non-executive Directors for an initial period of three years. These letters are available for inspection by members at each AGM and during normal business hours at the Company's registered office.

Fees for Non-executive Directors, other than the Chairman, are approved by the Board in accordance with the policy adopted by the Remuneration Committee, and are based on a standard fee, with additional fees payable for the chairing of the Audit and Remuneration Committees. The fees are set taking into account current market practice and the responsibilities and time commitment involved in the role. The fees were last reviewed in December 2006 and will be subject to a further review in December 2008 in accordance with the policy for the remuneration of Non-executive Directors adopted by the Board.

Pension schemes
Mark Harper is a member of the Filtrona Senior Pension Scheme ('FSPS') which entitles him to a pension at the date of retirement based on final salary. His pension is calculated as the lower of an accrual rate of 3% per annum or uniform accrual so that the pension at his normal retirement date is equivalent to 66.67% of final pensionable salary. The uniform accrual calculation is based on a normal retirement age of 60 and is equivalent to an accrual rate of 2.2% per annum. Mark Harper contributes 9% of pensionable salary to the scheme.

Steve Dryden is a member of the BRIS section of the Filtrona Pension Plan ('FPP') which entitles him to a pension at the date of retirement based on final salary. He accrues pension at the rate of 1.9% of final salary for each year of membership of the plan and he contributes 7% of pensionable salary to the plan. His normal retirement age is 65. The approved pension benefits for Steve Dryden are affected by the earnings cap which was retained by the FPP following new pension legislation effective from April 2006. He receives a supplementary payment of 20% of his pensionable salary above the FPP scheme specific earnings cap to permit him to secure additional pension benefits.

Both the FSPS and the FPP provide death benefits as shown in the table below:

	FSPS		FPP	
	Death-in-service before NRD*	Death after retirement	Death-in-service before NRD*	Death after retirement
Lump sum	4 x annual salary and a refund of member's contributions	Guaranteed pension (5 years)	4 x annual salary and a refund of member's contributions	Guaranteed pension (5 years)
Spouse's pension	Up to 60% of member's pension entitlement as at NRD	Up to 60% of member's pension entitlement as at NRD	Up to 50% of member's pension entitlement as at NRD	Up to 50% of member's pension entitlement as at NRD
Dependants' pension	Share of spouse's pension if applicable	Share of spouse's pension if applicable	Share of spouse's pension if applicable	Share of spouse's pension if applicable

* normal retirement date

The table below shows the accrued pension in the scheme and plan to date in respect of the Executive Directors, together with the transfer value of such accrued pensions:

	Gross increase in accrued pension £000	Increase in accrued pension net of inflation £000	Total accrued pension at 31 Dec 2007 (i) £000	Value of net increase in accrual during the year £000	Value of accrued pension at 1 Jan 2007 (ii) £000	Value of accrued pension at 31 Dec 2007 (ii) £000	Total change in value during the year (iii) £000
Mark Harper	26	19	218	283	2,502	3,671	1,128
Steve Dryden	3	2	25	8	122	186	56

(i) The accrued pension at 31 December 2007 is that which would be paid annually on retirement based on the assumption that service terminated at the year end
(ii) The value of the accrued pension is calculated on the current transfer value basis applicable to the FSPS and the FPP as appropriate and is not the actual cost of providing the pension
(iii) The change in the value of the accrued pension during the year includes the effect of fluctuations in the transfer value due to factors beyond the control of the Company. It is calculated in accordance with current legislation and is after the deduction of the Executive Directors' contributions during the year

Steve Dryden is currently an active member of the FPP. His departure from the Company on 31 March 2008 will not materially affect the FPP.[¥]

Outside appointments
Executive Directors are permitted to accept up to two appropriate non-executive directorships offered by listed companies and other organisations, which provide industry experience or public service. Such outside appointments are subject to prior Board approval, taking into account existing duties or potential conflicts of interest. Mark Harper is a non-executive director of BBA Aviation plc and retains his fees of £50,000 per annum.

¥ Please refer to the note on the Contents page.

Corporate Governance
Report of the Remuneration Committee

Directors' shareholdings
The interests (both beneficial and family interests) of the Directors in office at 31 December 2007, and at the date of this report, in the issued ordinary share capital of the Company were as follows:

	At 31 Dec 2007	At 31 Dec 2006 or date of appointment
Jeff Harris	51,651	21,651
Mark Harper	105,986*	85,986*
Steve Dryden	51,237#	51,237#
Paul Drechsler	18,519	8,519
Adrian Auer	7,500	7,500
Lars Emilson	5,000	–

* 410 shares are held non-beneficially and the balance are held beneficially in a nominee account
# held beneficially in a nominee account

The Executive Directors are regarded as being interested in 1,557,107 (2006: 872,166) ordinary shares in Filtrona plc currently held by the Filtrona Employee Benefit Trust ('EBT') as they are, together with other Filtrona employees, potential beneficiaries of the EBT. These shares are held in order to satisfy employee entitlements relating to the Company's share plans. As at 31 December 2007, the potential dilution through employee-related share plans totalled 3.4% which is well below UK institutional shareholder limits of 10% of the Company's issued share capital.

By order of the Board

Paul Drechsler
Chairman
Remuneration Committee
28 February 2008

Corporate Governance
Corporate Governance Report

Filtrona is committed to high standards of corporate governance, corporate responsibility and risk management throughout the Company. The Board is accountable to the Company's shareholders for the standards of governance which are maintained across Filtrona's diverse range of international businesses.

Compliance with the Combined Code
As a listed company, Filtrona confirms that throughout the year ended 31 December 2007 the Company has complied with the 2006 version of the Combined Code of Corporate Governance issued by the Financial Reporting Council (the 'Code').

The Company applies the Code's principles of openness, integrity and accountability through its own behaviour, by monitoring corporate governance best practice and by adopting appropriate recommendations of relevant professional bodies. The policies and procedures adopted by the Board and applicable to the Filtrona businesses are documented in a manual which sets out the roles and delegated authorities applying to the Board, the Executive Committee and the businesses. This manual is updated whenever necessary.

Board of Directors
The Board is collectively committed to promoting the success and strategic direction of the Company, providing entrepreneurial leadership and stewardship to the businesses and management, taking responsibility for the strategic direction of the Company by the implementation and maintenance of its core values and governance controls.

The Board is of the view that it has a highly competent Chairman and that the people on the Board and executive teams are well equipped to drive, and capable of delivering on, the Company's strategy, proper and effective communication to employees, shareholders and other stakeholders, and the maintenance of effective performance measurement controls and risk management systems.

The Board has adopted a schedule of matters which are required to be reviewed by it, including the approval of annual and interim results, strategic plans, annual budgets, material increases to borrowing and loan facilities, acquisitions and disposals and major capital and operating expenditure proposals. During 2007, the Board reviewed the schedule of reserved matters and concluded that the level of authorities delegated to the Executive Committee and the individual businesses remained appropriate within the overall control environment which the Company maintains.

Other specific responsibilities are delegated to the Audit, Nomination and Remuneration Committees which operate within clearly defined terms of reference approved by the Board and available on the website **www.filtrona.com**. These Committees report regularly to the Board.

During the year there were eight scheduled Board meetings, with one meeting being held at an overseas operational facility, together with an additional day of strategy discussions. In addition to the scheduled formal meetings, the Board met on an ad-hoc basis as required for particular matters. The Chairman and Chief Executive maintain regular contact with the Directors and the Chairman also holds periodic informal discussions with the Non-executive Directors, without any of the Executive Directors being present, to review performance and to monitor corporate control mechanisms.

The Chairman, in conjunction with the Company Secretary and General Counsel, sets the programme for the Board during the year. At each scheduled meeting, the Board considers a report from the Chief Executive on current trading, a financial review and other significant business issues such as acquisition proposals and other major investment plans. Additionally, the Board receives presentations and considers reports from senior management about matters of material importance to the Company, such as health and safety performance.

The internal procedures implemented by the Company to ensure the Board maintains overall control for all material strategic, financial, operational and compliance matters affecting the Company are included within the internal control section of this Report set out on page 53.

Corporate Governance
Corporate Governance Report

Composition of the Board
The roles of the Chairman and the Chief Executive are separately held and are so defined as to ensure a clear separation of responsibilities. The Chairman leads the Board and ensures its effectiveness; the Chief Executive is responsible for the executive management and performance of Filtrona's operations.

In the opinion of the Board, Paul Drechsler, Adrian Auer and Lars Emilson are each considered to be independent of management as detailed in the Code and there are no relationships or circumstances which would materially interfere with the exercise of their independent judgement.

The Board considers that the Non-executive Directors provide an independent view in Board discussions and the development of the Company's strategy, and ensure a sound basis for good corporate governance for the Company, challenging management's performance and, in conjunction with the Executive Directors, ensuring that rigorous financial controls and systems of risk management are maintained appropriate to the needs of the businesses within Filtrona.

The Board is content that the Non-executive Directors devote sufficient time to the business of Filtrona.

The letters of appointment for Non-executive Directors are available for review at the Company's registered office and prior to the AGM.

Paul Drechsler acts as the Senior Independent Non-executive Director. In that role he is available to shareholders to discuss and develop an understanding of their issues and any concerns which cannot be resolved by discussions with the Chairman, the Chief Executive or Finance Director or where such contact is inappropriate.

The Articles of Association of the Company require one third of the Directors to retire from office each year and for all Directors to submit themselves for re-election on a date which is no more than three years from the date of their appointment or last re-appointment. The Directors retiring at the forthcoming AGM and submitting themselves for re-appointment are Mark Harper and Paul Drechsler.

Following the Board performance evaluation undertaken during the financial year, the Board is satisfied that each of the Directors being put forward for re-election, continues to be effective and that their ongoing commitment to the role is undiminished.

Lars Emilson was appointed as a Director subsequent to the Company's AGM held in 2007 and, in accordance with the Company's Articles of Association, is putting himself forward for election.

Steve Crummett is to be appointed to the Board of Directors with effect from 19 March 2008 and, in accordance with the Company's Articles of Association, will stand for election at the AGM.

Steve Dryden will resign from the Board of Directors on 19 March 2008.[¥]

The following were Directors of the Company and attended the following number of meetings during the year ended 31 December 2007:

		Board	Audit Committee	Nomination Committee	Remuneration Committee
Held		8	4	4	4
Attended					
Jeff Harris	Chairman	8	–	4	–
Mark Harper	Chief Executive	8	–	–	–
Steve Dryden	Finance Director	8	–	–	–
Paul Drechsler	Senior Independent Non-executive Director	8	4	4	4
Adrian Auer	Non-executive Director	8	4	4	4
Lars Emilson	Non-executive Director	5*	3*	1**	3*
Warren Knowlton***	Non-executive Director	1	–	–	–

* Appointed on 1 May 2007
** Appointed on 6 December 2007
*** Resigned on 30 April 2007

¥ Please refer to the note on the Contents page.

Information and professional development
The Chairman with the Company Secretary and General Counsel takes responsibility for ensuring that the Directors receive accurate, timely and clear information. The agenda for each Board and Committee meeting is considered by the relevant Chairman and papers for each scheduled formal Board and Committee meeting are usually provided five clear working days beforehand. In addition, the Chairman maintains regular contact with the Executive Directors to discuss specific issues.

On appointment, Directors benefit from an induction programme tailored to their individual needs and designed to assist them in their understanding of Filtrona and its operations. The programme, which continues throughout a Director's tenure as necessary, includes details of fiduciary duties, Companies Act requirements, dealing restrictions as outlined in the Disclosure Rules and the Model Code on Directors' dealings in securities contained in the Listing Rules of the Financial Services Authority, Board and business related matters, meetings with senior management, site visits and the opportunity to meet with major shareholders.

Directors are free to meet individual members of the senior management team and have done so during the year under review. The Board and its Committees receive briefings on legislative and regulatory developments and new accounting requirements as appropriate and believe that, given the experience and skills of its Directors, the identification of general training needs is best left to their individual discretion.

All Directors have access to the advice and services of the Company Secretary and General Counsel who is responsible to the Chairman for ensuring that Board procedures are complied with and that applicable rules and regulations are followed. During the year under review the Company Secretary and General Counsel's advice was sought in relation to share dealings. In furtherance of their duties, there are agreed procedures for the Directors to take independent professional advice, if necessary, at the Company's expense. No Director took independent professional advice during the year.

Performance evaluation
During 2007 the Board carried out its annual evaluation of the effectiveness of the Board and its Committees. This involved the Directors independently completing a questionnaire, provided by external consultants, and reviewing individual performance and the performance of the Board and its Committees. The results, which served to strengthen the Board's priorities and communication, were discussed at a Board meeting and the various relevant Committee meetings. Following this detailed review, the Directors have concluded that the Board and its Committees function well as forums for considered and challenging debate and that the processes in place and the information provided enable the Board and its Committees to operate effectively and efficiently on the basis of a clear understanding of the Company and its strategic objectives.

As part of the 2007 Board performance evaluation, the Chairman reviewed the performance of each of the individual Directors and the Directors (led by the Senior Independent Non-executive Director) also appraised the Chairman's performance without the Chairman being present.

Building on the review undertaken in 2007, it is intended that the Company will be engaging the services of external consultants to carry out an evaluation of the operation of the Board and its Committees and the performance of the individual Directors during 2008.

Insurance
In accordance with the Company's Articles of Association, and to the extent permitted by the laws of England and Wales, the Directors are granted an indemnity from the Company in respect of those liabilities incurred as a result of their office. In respect of those matters for which the Directors may not be indemnified, the Company maintained a directors' and officers' liability insurance policy throughout the year. It is anticipated this policy will be renewed. Neither the Company's indemnity nor the insurance provides cover to the extent that the Director is proven to have acted dishonestly or fraudulently.

Board committees
Each Board committee has established clear and defined terms of reference detailing their responsibilities and powers. The terms of reference for each Board Committee are reviewed annually and are available on Filtrona's website at **www.filtrona.com**.

Corporate Governance Report

Audit Committee

The Audit Committee currently comprises Adrian Auer, who chairs the Audit Committee, Paul Drechsler and Lars Emilson.

The Board is satisfied that Adrian Auer has recent and relevant financial experience.

A representative of the Company's external auditor ordinarily attends all meetings of the Audit Committee and the Finance Director and Head of Internal Audit are normally invited to attend the meetings.

The Audit Committee met four times during the year. Its duties include monitoring the integrity of the financial statements of the Company, reviewing, challenging and approving Filtrona's accounting policies, and scrutinising the effectiveness of the Company's internal control and risk management systems. The Audit Committee reviews the Company's whistleblowing policy to ensure that appropriate arrangements are in place for the proportionate and independent investigation, and follow up action as necessary, of any concerns raised by employees in relation to financial reporting or other matters.

Additionally, the Audit Committee keeps under review the scope, materiality and results of the external audit and its cost effectiveness. The Audit Committee makes recommendations to the Board regarding the re-appointment or removal of the external auditor, their terms of engagement and the level of their remuneration.

The Audit Committee has a policy regarding the engagement of the external auditor to supply non-audit services. The policy recognises the importance of maintaining the objectivity and independence of the external auditor by minimising its involvement in projects of a non-audit nature. It is, however, also acknowledged that, due to its detailed understanding of the Company's business, it may sometimes be necessary to involve the external auditor in non-audit related work, principally comprising further assurance services relating to due diligence and other duties carried out in respect of acquisitions and disposals and tax services.

The Audit Committee meets with the external auditor without the Company management being present and conducts an annual assessment of the performance of the external auditor and the Company's internal audit function.

Nomination Committee

The Nomination Committee currently comprises Jeff Harris, who chairs the Nomination Committee, Paul Drechsler, Adrian Auer and Lars Emilson. The Chief Executive attends by invitation as appropriate.

The Nomination Committee is responsible for selecting and recommending candidates for appointment as Executive and Non-executive Directors of the Company. The Nomination Committee meets as required and during 2007 it met four times.

With the benefit of assistance from external advisers, the Nomination Committee made a recommendation to the Board of Directors regarding the appointment of Lars Emilson to the Board of Directors in May 2007. In 2008 the Nomination Committee has been engaged in the recruitment of a new Finance Director and made a recommendation to the Board of Directors for the appointment of Steve Crummett to the Board of Directors in March 2008.

In furtherance of these duties and when considering succession planning, the Nomination Committee looks at the balance, structure and composition of the Board and takes into account the future challenges and opportunities facing the Company. The selection process is, in the Board's view, both rigorous and transparent in order to ensure that appointments are made on merit and against objective criteria set by the Nomination Committee.

Remuneration Committee

The Remuneration Committee currently comprises Paul Drechsler, who chairs the Remuneration Committee, Adrian Auer and Lars Emilson. The composition and role of the Remuneration Committee is described more fully in the Report of the Remuneration Committee on pages 38 to 48.

Shareholder communications
The Company communicates regularly with its major institutional shareholders and ensures that all the Directors, including the Non-executive Directors, have an understanding of the views and concerns of major shareholders about the Company. This is achieved by the Executive Directors maintaining contact from time to time with representatives of institutional shareholders to discuss matters of mutual interest relating to the Company and reporting back to the Board. In 2007, the Remuneration Committee's proposals to introduce changes to the LTIP performance conditions were the subject of a detailed consultation with a number of institutional investors. Shareholders have the opportunity to meet any of the Directors of the Company should they so wish.

Additionally, the Board uses the AGM as an occasion to communicate with all shareholders, including private investors, who are provided with the opportunity to question the Directors.

At the AGM the level of proxy votes lodged on each resolution will be made available, both at the meeting and subsequently on the Company's website. Each substantially separate issue is presented as a separate resolution and the Chairmen of the Audit, Nomination and Remuneration Committees are available to answer questions from shareholders.

The Notice of the AGM and related papers will be posted to shareholders more than 20 working days before the AGM.

The interim and preliminary results of Filtrona, along with all other press releases, are posted on the Company's website, **www.filtrona.com**, as soon as they are announced and webcasts of the presentations of the Company's interim and preliminary results are available for download.

Internal control
In accordance with the Code, the Board acknowledges its responsibility to ensure that an adequate system of internal controls is in place.

Filtrona's internal systems and controls are designed to safeguard the Company's assets and to ensure the integrity and reliability of information used both within the businesses and for public announcements. The Board has overall responsibility for the Company's system of internal control and risk management and for reviewing the effectiveness of this system. Such a system can only be designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can therefore only provide reasonable, and not absolute, assurance against material misstatement or loss.

Operational matters and the responsibility for the day-to-day management of the businesses are delegated to the Chief Executive supported by the Executive Committee and to the respective Divisional Heads within delegated authority limits and in accordance with clearly defined systems of control.

The Executive Committee, which meets at least twice per month, is made up of the Chief Executive, the Finance Director, the Company Secretary and General Counsel, the Director of Corporate Development, and the Director of Group Human Resources. All Directors receive copies of the minutes from each Executive Committee meeting and the monthly reports submitted by the individual business divisions.

The Global Executive, which consists of the Executive Committee members and the Divisional Heads, meets periodically to discuss the health and safety programme, business performance, employee-related matters, including succession planning, and common operational issues across Filtrona's international businesses. Biographies of the Global Executive members demonstrating the range of management expertise within the Company's senior executive team appear on pages 30 and 31.

Corporate Governance Report

Policies and procedures, which are subject to ongoing review and updated as required, are communicated across the Company and designed to ensure significant risks, investment decisions and management issues are identified, considered and escalated as necessary at the earliest opportunity.

The Board believe that this management structure ensures a strong link between Filtrona's overall corporate strategy and its implementation within an effective control environment.

Risk review
The Board is of the view that a rigorous ongoing process for identifying, evaluating and managing significant risks faced by the Company was in place throughout 2007 and up to the date of approval of the Annual Report and Accounts for 2007. This process is regularly reviewed by the Board with the assistance of the Audit Committee and accords with the internal control guidance for Directors as required by the Code.

A Risk Management Committee, which during 2007 consisted of the Executive Directors, the Company Secretary and General Counsel, the Director of Group Human Resources, the Head of Internal Audit and the Head of Tax and Treasury, meets at least four times each year and otherwise as necessary. All Directors receive copies of the minutes from each Risk Management Committee meeting.

The Risk Management Committee enhances management's ability to review and monitor the effectiveness of risk control on a regular basis. The terms of reference of the Risk Management Committee include supporting corporate governance requirements, recommending business risk strategy and developing policies and procedures for risk management and internal controls. They also include the monitoring of the effectiveness of internal controls and the design of processes to test the effectiveness of controls.

Risk review is a continuing process embedded within the businesses with executives required to include risk management on agendas for their regular management meetings and to report to the Risk Management Committee on actions taken to review the effectiveness of their controls. Businesses are also required to have processes to formally identify risks, consider their financial and non-financial implications and, so far as possible, take action to reduce those risks.

The Company has an internal audit department. The resources of this department are augmented with independent expert external resources wherever necessary to review risk and monitor compliance with the Company's policies and procedures across its international operations. Accordingly the resources of the department, together with the additional available resources, are considered adequate.

The Audit Committee regularly reviews the effectiveness of internal controls based on the processes implemented by the Risk Management Committee. At each meeting the Audit Committee receives a presentation from the Head of Internal Audit on action taken to identify and reduce risks and to increase the awareness of both risk management and the importance of having effective internal controls, across the businesses.

Certain specific administrative functions are controlled centrally by the Company. Taxation, treasury and insurance functions report to the Board via the Finance Director. The legal and governance compliance functions report to the Board via the Company Secretary and General Counsel, whilst the Chief Executive, supported by the Director of Group Human Resources and the Company Secretary and General Counsel, reports to the Board on corporate responsibility issues. Policies and processes are in place to ensure that the activities undertaken in relation to all such matters are designed to reduce the risk profile of the Company.

The Company operates a comprehensive budgeting and financial reporting system. Annual budgets are reviewed and approved at both divisional and corporate level. This process includes the analysis of significant risks relating to market trends and operational performance. Monthly performance is reported against budget and the prior year and forecasts are updated as appropriate. Monthly management accounts analyse and explain variances and report on performance indicators, with detailed explanations for variances and movements on updated forecasts being reviewed by the Board.

The Audit Committee reviews the arrangements by which employees of the Company may, in confidence, raise concerns about financial reporting or other matters in accordance with the Company's whistleblowing policy.

Financial reporting
The Directors have acknowledged, in the Statement of Directors' Responsibilities set out on page 37, their responsibility for preparing the financial statements of the Company and the Group. The external auditor has included, in the Independent Auditor's Report set out on pages 102 to 103, a statement about their reporting responsibilities.

The Directors are also responsible for the publication of unaudited Interim Management Statements, as required by the Disclosure Rules and Transparency Rules of the Financial Services Authority, providing an explanation of material events and transactions that have taken place during the relevant period and their impact on the financial position of the Company and the Group and a general description of the financial position and performance of the Company and the Group during the relevant period.

Going concern
After making appropriate enquiries, the Directors consider that the Company and the Group have adequate resources to remain in operation for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the financial statements.

Consolidated income statement
for the year ended 31 December 2007

	Note	2007 £m	Restated 2006 £m
Revenue	2	**494.2**	517.1
Operating profit before intangible amortisation and restructuring costs		**64.4**	59.2
Intangible amortisation		**(1.5)**	(0.9)
Restructuring costs		**(5.0)**	-
Operating profit	2,3	**57.9**	58.3
Finance income	4	**9.6**	8.5
Finance expense	4	**(15.8)**	(14.6)
Profit before tax		**51.7**	52.2
Income tax expense	5	**(17.6)**	(17.7)
Profit from continuing operations		**34.1**	34.5
Profit from discontinued operations	24	**2.0**	1.5
Profit for the year		**36.1**	36.0
Attributable to:			
Equity holders of Filtrona plc		**34.1**	34.5
Minority interests		**2.0**	1.5
Profit for the year		**36.1**	36.0
Earnings per share attributable to equity holders of Filtrona plc:			
Basic	7	**15.8p**	15.8p
Diluted	7	**15.6p**	15.6p
Earnings per share from continuing operations attributable to equity holders of Filtrona plc:			
Basic	7	**15.3p**	15.3p
Diluted	7	**15.1p**	15.1p

Consolidated balance sheet
at 31 December 2007

	Note	2007 £m	2006 £m
Assets			
Property, plant and equipment	8	170.7	178.4
Intangible assets	9	87.2	59.5
Deferred tax assets	16	0.3	0.3
Other receivables	1,11	8.1	–
Total non-current assets		266.3	238.2
Inventories	10	55.2	55.7
Income tax receivable		2.3	1.8
Trade and other receivables	1,11	71.7	81.1
Derivative assets	1,15	0.2	0.2
Cash and cash equivalents	1,12	23.8	20.7
Total current assets		153.2	159.5
Total assets		419.5	397.7
Equity			
Issued capital	19	54.8	54.8
Capital redemption reserve	20	0.1	0.1
Other reserve	20	(132.8)	(132.8)
Cash flow hedging reserve	20	(0.3)	–
Translation reserve	20	1.9	1.6
Retained earnings	20	211.6	219.0
Attributable to equity holders of Filtrona plc		135.3	142.7
Minority interests	20	4.8	6.0
Total equity		140.1	148.7
Liabilities			
Interest bearing loans and borrowings	1,14	157.8	117.9
Retirement benefit obligations	18	22.3	30.9
Income tax payable		0.9	–
Provisions	17	4.5	2.7
Deferred tax liabilities	16	12.3	11.6
Total non-current liabilities		197.8	163.1
Bank overdrafts	1,12	0.2	1.0
Interest bearing loans and borrowings	1,14	1.0	0.6
Derivative liabilities	1,15	1.8	0.3
Income tax payable		11.5	16.0
Trade and other payables	1,13	65.0	65.0
Provisions	17	2.1	3.0
Total current liabilities		81.6	85.9
Total liabilities		279.4	249.0
Total equity and liabilities		419.5	397.7

The financial statements on pages 56 to 95 were approved by the Board of Directors on 28 February 2008 and were signed on its behalf by:

Steve Dryden
Finance Director

Consolidated statement of cash flows
for the year ended 31 December 2007

	Note	2007 £m	Restated 2006 £m
Operating activities			
Profit before tax from continuing operations		51.7	52.2
Adjustments for:			
Net finance expense		6.2	6.1
Intangible amortisation		1.5	0.9
Restructuring costs		5.0	–
Depreciation	3	20.4	20.7
Share option expense	18	1.7	1.2
Other items		–	(0.3)
Increase in inventories		(1.4)	(0.8)
Decrease in trade and other receivables		8.0	0.2
(Decrease)/increase in trade and other payables		(0.4)	0.4
Restructuring costs paid		(4.5)	–
Additional pension contributions		(2.0)	(1.5)
Other cash movements		(1.3)	(1.9)
Cash inflow from operating activities of continuing operations		84.9	77.2
Income tax paid		(20.7)	(18.0)
Net cash inflow from operating activities of discontinued operations		3.3	3.1
Net cash inflow from operating activities		67.5	62.3
Investing activities			
Interest received		0.3	0.8
Acquisition of property, plant and equipment		(25.0)	(32.3)
Proceeds from sale of property, plant and equipment		0.6	1.8
Acquisition of businesses net of cash acquired	23	(31.5)	(0.5)
Proceeds from sale of businesses	24	12.9	0.3
Income tax paid on sale of businesses		(1.0)	–
Other investing cash flows	20	(0.7)	(0.8)
Net cash outflow from investing activities of continuing operations		(44.4)	(30.7)
Net cash outflow from investing activities of discontinued operations		(2.6)	(1.8)
Net cash outflow from investing activities		(47.0)	(32.5)
Financing activities			
Interest paid		(7.2)	(7.1)
Dividends paid to equity holders	20	(15.5)	(14.3)
Realised (losses)/gains on hedges of net investments		(3.5)	2.5
Proceeds from/(repayments of) short-term loans		0.9	(0.1)
Proceeds from/(repayments of) long-term loans		41.1	(14.3)
Acquisition of employee trust shares	20	(1.7)	(1.2)
Purchase of own shares into treasury	20	(30.6)	–
Net cash outflow from financing activities of continuing operations		(16.5)	(34.5)
Net cash outflow from financing activities of discontinued operations		(0.6)	(0.1)
Net cash outflow from financing activities		(17.1)	(34.6)
Net increase/(decrease) in cash and cash equivalents	21	3.4	(4.8)
Net cash and cash equivalents at the beginning of the year		19.7	25.7
Net increase/(decrease) in cash and cash equivalents		3.4	(4.8)
Net effect of currency translation on cash and cash equivalents		0.5	(1.2)
Net cash and cash equivalents at the end of the year	1,12	23.6	19.7

Consolidated statement of recognised income and expense
for the year ended 31 December 2007

	Note	2007 £m	2006 £m
Actuarial gains on defined benefit pension schemes	18	**6.9**	2.2
Deferred tax expense on actuarial gains on defined benefit pension schemes	16	**(2.4)**	(0.7)
Effective portion of changes in fair value of cashflow hedges:			
Losses to equity	20	**(0.3)**	–
Foreign exchange translation differences:			
Transferred to profit on disposal of discontinued operations	24	**(5.0)**	–
Attributable to equity holders of Filtrona plc		**4.8**	(3.7)
Attributable to minority interests		**0.5**	(0.3)
Income and expense recognised directly in equity		**4.5**	(2.5)
Profit for the year		**36.1**	36.0
Total recognised income and expense		**40.6**	33.5
Attributable to:			
Equity holders of Filtrona plc		**38.6**	32.3
Minority interests		**2.0**	1.2
Total recognised income and expense		**40.6**	33.5

Accounting policies

a Basis of preparation
The consolidated financial statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as adopted by the EU in accordance with EU law (IAS Regulation EC 1606/2002) ('adopted IFRS'). The Company has elected to prepare its individual company financial statements in accordance with United Kingdom Generally Accepted Accounting Principles ('UK GAAP'); these are presented on pages 96 to 101.

The financial statements are prepared on a historical cost basis except for derivatives which are stated at fair value.

The preparation of financial statements that conform with adopted IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results may ultimately differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods if relevant.

The accounting policies used in the preparation of these financial statements are detailed below. These policies have been consistently applied to all periods presented. In these financial statements IFRS 7: *Financial instruments: disclosures* and amendment to IAS 1: *Presentation of financial statements: capital disclosures* have been adopted for the first time. IFRS 7 replaces the disclosure requirements of IAS 32: *Financial instruments: disclosure and presentation* and must be applied to reporting periods that commence on or after 1 January 2007.

The following standards or interpretations have not yet been adopted by the Group:

- IFRS 8: *Operating segments* (effective for annual periods beginning on or after 1 January 2009)
- IFRIC 11: *Group and treasury share transactions* (effective for annual periods beginning on or after 1 March 2007)

For the purposes of these financial statements 'Filtrona' or 'the Group' means Filtrona plc ('the Company') and its subsidiaries.

The results for the year ended 31 December 2006 have been restated on a continuing basis following the disposal of Globalpack (see note 24).

b Basis of consolidation
(i) Subsidiaries
Subsidiaries are entities controlled by Filtrona. Control exists when Filtrona has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain economic benefit from its activities. The financial statements of subsidiaries are included in the financial statements from the date that control commences until the date that control ceases.

(ii) Transactions eliminated on consolidation
Intragroup balances and any unrealised gains and losses or income and expense arising from intragroup transactions are eliminated in preparing the financial statements.

c Foreign currency
Items included in the financial statements of the Group's subsidiaries are measured using the primary currency in which the entity operates (functional currency). The consolidated financial statements are prepared in sterling (functional currency of parent company).

(i) Foreign currency transactions
Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into sterling at the exchange rate ruling at that date and recognised in the income statement unless hedge accounting criteria apply (see policy for derivatives).

(ii) Financial statements of foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated at the exchange rate ruling at the balance sheet date. The revenues and expenses of foreign operations are translated at average exchange rates.

(iii) Net investment in foreign operations
Exchange differences on retranslation at the closing rate of the opening balances of overseas entities are taken to reserves, as are exchange differences arising on related foreign currency borrowings and derivatives designated as net investment hedges, to the extent they are effective. Other exchange differences are taken to the income statement. Differences arising prior to 1 January 2004 are included in retained earnings.

d Derivatives
Under IAS 39: *Financial instruments: recognition and measurement* ('IAS 39'), derivatives are measured initially at fair value. The subsequent measurement depends on the classification of the derivative. Interest bearing loans and borrowings and other financial liabilities (excluding derivatives) are held at amortised cost, unless they are included in a hedge accounting relationship. See note 15 for separate disclosure of hedge types.

(i) Cash flow hedges
Where a derivative is designated as a hedging instrument in a cash flow hedge the change in fair value is recognised in equity to the extent that it is effective and any ineffective portion is recognised in the income statement. Where the underlying transaction results in a financial asset, accumulated gains and losses are recognised in the income statement in the same period as the hedged item affects profit or loss. Where the hedged item results in a non-financial asset the accumulated gains and losses previously recognised in equity are included in the initial carrying value of the asset.

(ii) Fair value hedges
Where a derivative is used to hedge the foreign exchange exposure of a monetary asset or liability, any gain or loss on the derivative is recognised in the income statement.

(iii) Hedges of net investment in foreign operations
The gain or loss on an instrument used to hedge a net investment in a foreign operation that is deemed effective is recognised in equity. Any ineffective portion is recognised in the income statement.

e Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Previously revalued properties were treated as being held at deemed cost upon transition to adopted IFRS.

Where parts of an item of property, plant and equipment or other assets have different useful lives, they are accounted for as separate items. The carrying values of property, plant and equipment and other assets are periodically reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable.

Accounting policies

f Depreciation
Property, plant and equipment are depreciated over their estimated remaining useful lives on a straight line basis at the following annual rates:

Freehold land	Not depreciated
Buildings	2% or life of lease if shorter
Plant and machinery	7–20%
Fixtures, fittings and equipment	10–33%

The assets' useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

g Leases
Where Filtrona has substantially all the risks and rewards of ownership of an asset subject to a lease, the lease is treated as a finance lease. All other leases are treated as operating leases and the rentals expensed to the income statement on a straight line basis. Lease incentives are amortised in the income statement over the life of the lease.

h Intangible assets
(i) Goodwill
Goodwill is stated at cost less any impairment losses.

Acquisitions are accounted for using the purchase method. For acquisitions that have occurred since 1 January 2004 goodwill represents the difference between the cost of acquisition and fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. For acquisitions made before 1 January 2004, goodwill is included on the basis of its deemed cost, which represents the amount previously recorded under UK GAAP.

(ii) Research and development
Research costs are expensed to the income statement in the year in which they are incurred.

Development costs relating to new products are capitalised if the new product is technically and commercially feasible. Other development costs are recognised in the income statement and expensed as incurred.

(iii) Customer relationships
Customer relationships are identified on acquisition of businesses and valued using discounted cash flows based on historical customer attrition rates. Amortisation is expensed in the income statement on a straight line basis over the estimated useful economic life, being a period of up to 25 years.

i Impairment
All assets, except intangible assets, deferred tax assets and inventories, are reviewed annually to determine whether there is any indication of impairment. Goodwill and intangible assets with indefinite lives are tested annually. If an indication of impairment exists the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of a non-financial asset or its cash generating unit exceeds its recoverable amount, being the greater of value in use and net selling price, and is recognised in the income statement. Value in use is estimated based on future cash flows discounted using a pre-tax discount rate.

j Inventories
Inventories are valued at the lower of cost (on a first in, first out basis) and net realisable value. For work-in-progress and finished goods, cost includes an appropriate proportion of labour cost and overheads.

k Cash and cash equivalents
Cash and cash equivalents comprise cash balances and fixed term investments whose maturities are three months or less from the date of acquisition. Bank overdrafts repayable on demand form an integral part of Filtrona's cash management and are included as part of cash and cash equivalents in the statement of cash flows.

l Loans and borrowings
Loans and borrowings are intially measured at cost (which is equal to fair value at inception), and are subsequently measured at amortised cost using the effective interest rate method. Any difference between the proceeds, net of transaction costs, and the settlement or redemption of borrowings is recognised over the term of the borrowings using the effective interest rate method.

m Trade and other receivables
The fair value of trade and other receivables is estimated as the present value of future cash flows less impairment losses.

n Trade and other payables
Trade payables are non-interest bearing and are stated at their nominal value.

o Income tax
Income tax in the income statement comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised in equity.

Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the balance sheet date and any adjustment to tax payable in prior years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences arising between the tax bases and the carrying amounts of assets and liabilities in the financial statements. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will not reverse in the foreseeable future. Deferred tax is determined using tax rates that are expected to apply when the related deferred tax asset or liability is settled.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profit will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

p Revenue
Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, associated expenses or the possible return of goods.

q Finance income and expense
Finance income and expense is recognised in the income statement as it accrues.

r Segment reporting
A segment is a distinguishable component of Filtrona that is engaged in providing products (business segment), or in providing products within a particular economic environment (geographic segment), which is subject to risks and rewards that are different from those of other segments.

For operational and financial reporting purposes, Filtrona identifies two business segments which are characterised by shared technology and raw material inputs.

s Pensions
(i) Defined contribution schemes
Obligations for contributions to defined contribution pension schemes are expensed to the income statement as incurred.

(ii) Defined benefit schemes
The significant pension schemes in Europe and the US have been accounted for on a defined benefit basis under IAS 19 (revised): *Employee benefits* ('IAS 19 (revised)').

Accounting policies

s Pensions continued
Actuarial gains and losses that have arisen are recognised in full in the statement of recognised income and expense.

The net obligations in respect of defined benefit pension schemes are calculated separately for each scheme by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any scheme assets is deducted. The discount rate is the yield at the balance sheet date on AA credit-rated bonds that have maturity dates approximating to the terms of Filtrona's obligations. The calculation is performed by a qualified independent actuary using the projected unit credit method.

The amounts charged to operating profit are the current service cost, past service cost and gains and losses on settlement and curtailments. The expected increase in the present value of scheme liabilities is included within finance expense and the expected return on scheme assets is included within finance income.

t Share-based payments
Filtrona operates equity-settled, share-based incentive plans. A charge is made in the income statement based on the fair value of options using the Black-Scholes, Monte Carlo or binomial valuation models with a corresponding increase in equity. The fair value is measured at grant date and spread over the period between grant and vesting date of the options. The amount recognised as an expense will be adjusted to reflect the actual number of share options that vest.

u Restructuring costs
The restructuring of Filtrona's operations in 2007 has given rise to significant incremental one-off costs. The most significant component of these restructuring costs was redundancy payments. Filtrona views restructuring costs as an expense associated with investment in the future performance of the business and not part of the trading performance. These costs have had a material impact on the absolute amount of, and trend in, Filtrona's operating profit and operating margin. Therefore such restructuring costs are shown as a separate line item within operating profit on the face of the income statement.

v Investment in own shares
The shares held in the Filtrona Employee Benefit Trust for the purpose of fulfilling obligations in respect of share option plans are treated as belonging to the Company and are deducted from its retained earnings. The cost of shares held directly (treasury shares) is also deducted from retained earnings.

w Provisions
A provision is recognised when there is a probable legal or constructive obligation as a result of a past event and a reliable estimate can be made of the outflow of economic resources that will be required to settle the obligation.

x Net debt
Net debt is defined as cash and cash equivalents, net of interest bearing loans and borrowings.

y Dividends
Dividends are recognised as a liability in the period in which they are declared.

z Discontinued operations
In 2007 Filtrona disposed of Globalpack and this has been classified as a discontinued operation in accordance with IFRS 5: *Non-current assets held for sale and discontinued operations*. The profit after tax of Globalpack, including profit on disposal, is disclosed as a single line in the income statement and similarly the cash flows also disclosed as a single line in each of the categories in the statement of cash flows. The comparative income statement and statement of cash flows have been restated as if Globalpack had been discontinued from 1 January 2006.

Critical accounting policies

The following provides information on those policies that management considers critical because of the level of judgement and estimation required which often involves assumptions regarding future events which can vary from what is anticipated. The Directors believe that the financial statements reflect appropriate judgements and estimates and provide a true and fair view of Filtrona's performance and financial position.

i Pensions
Filtrona accounts for its defined benefit pension schemes in accordance with IAS 19 (revised). The application of IAS 19 (revised) requires the exercise of judgement in relation to the assumptions used (see note 18) and for each assumption there is a range of possible outcomes. In consultation with Filtrona's actuaries, management decides the point within those ranges that most appropriately reflects Filtrona's circumstances. Small changes to these assumptions can have a significant impact on valuations.

ii Intangible assets
IFRS 3: *Business combinations* requires the identification of acquired intangible assets as part of a business combination. The methods used to value such intangible assets require the use of estimates. Future results are impacted by the amortisation periods adopted and changes to the estimated useful lives would result in different effects on the income statement.

Goodwill is not amortised but is tested annually for impairment. Tests for impairment are based on discounted cash flows and assumptions (including discount rates, timing and growth prospects) which are inherently subjective.

iii Taxation
Filtrona is required to use management judgement to estimate the corporate tax in each of the jurisdictions in which it operates. This requires an estimate of the current tax liability together with an assessment of the temporary differences which arise as a consequence of different accounting and tax treatments.

iv Provisions
Filtrona's provisions are based on management's best estimate of exposure based on currently available information. By their nature these provisions are judgemental.

Notes

1. Risk management

Filtrona's activities expose the business to a number of key risks which have the potential to affect its ability to achieve its business objectives. The principal risks faced by Filtrona and management's response thereto are summarised in the Business Review on pages 24 to 25.

The Board has overall responsibility for Filtrona's system of internal control and risk management and for reviewing the effectiveness of this system. Such a system can only be designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can therefore only provide reasonable, and not absolute, assurance against material misstatement or loss.

Filtrona has a centralised treasury department to manage funding, liquidity and exposure to interest rate and foreign exchange risk. Treasury policies are approved by the Board and cover the nature of the exposure to be hedged, the types of derivatives that may be employed and the criteria for investing and borrowing cash. Filtrona uses derivatives only to manage currency and interest rate risk arising from underlying business activities. No transactions of a speculative nature are undertaken. The treasury department is subject to periodic independent reviews by the internal audit department. Underlying policy assumptions and activities are reviewed by the Executive Directors.

Controls over exposure changes and transaction authenticity are in place and dealings are restricted to those banks with the relevant combination of geographic presence, expertise and suitable credit rating.

The following describes Filtrona's financial risk exposure and management from a quantitative and qualitative perspective.

Credit risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial asset or liability fails to meet its contractual obligations, and arises principally from trade receivables. Filtrona has no significant individual concentrations of credit risk. The following is an overview of how Filtrona manages its credit risk exposures.

Trade and other receivables

Filtrona's exposure to credit risk is driven by the profile of its customers. This is influenced by the demographics of the customer base, including the industry and country in which customers operate, which is wide and diverse. Filtrona monitors significant customers' credit limits and there is an allowance for impairment that represents the estimate of potential losses in respect of trade and other receivables. The components of this allowance are a specific allowance for individual losses and a collective allowance for losses that have been incurred but not yet identified. The collective allowance is determined based on historical experience.

Trade and other receivables are generally due from customers who are unlikely to seek credit ratings as part of their normal course of business. The following table provides information on the trade and other receivables credit risk exposure.

	2007 £m	2006 £m
Not impaired or past due:		
New customers (less than one year)	**4.6**	3.7
Existing customers (more than one year) with no defaults in the past	**45.1**	55.8
1–30 days past due not impaired	**10.0**	11.0
31–60 days past due not impaired	**1.7**	1.8
61–90 days past due not impaired	**0.7**	0.6
More than 90 days past due not impaired	**0.5**	0.9
Impaired	**1.0**	1.0
	63.6	74.8

Trade and other receivables carried at £79.8m (2006: £81.1m) include prepayments and accrued income of £5.6m (2006: £6.3m) which are not financial assets. Therefore, these amounts are excluded from the above analysis. Trade and other receivables also include deferred consideration of £10.6m (2006: £nil) due from the Itavema Group for the purchase of the Globalpack business. This amount is also excluded as it is included in the credit ratings analysis below.

1. Risk management continued

During the year impairment losses on trade and other receivables of £0.6m (2006: £0.2m) have been recognised within net operating expense.

Derivative assets

Credit risk with respect to derivatives is controlled by limiting transactions to major banking counterparties where internationally agreed standard form documentation exists. The credit ratings of these counterparties are monitored.

Cash and cash equivalents

Credit risk relating to cash and cash equivalents is monitored daily, on a counterparty by counterparty basis. The credit limits imposed specify the maximum amount of cash which can be invested in or with any single counterparty. These limits are determined by geographic presence, expertise and credit rating. Filtrona monitors the credit ratings of counterparties.

The following credit risk table provides information regarding the credit risk exposure of Filtrona by classifying deferred consideration, derivative assets and cash and cash equivalents according to credit ratings of the counterparties. AAA is the highest possible rating and all of the assets are neither impaired nor past due.

2007	AAA £m	AA £m	A £m	BBB £m	BB £m	B £m	Not rated £m	Total £m
Deferred consideration	–	10.6	–	–	–	–	–	**10.6**
Derivative assets	–	0.2	–	–	–	–	–	**0.2**
Cash and cash equivalents	0.1	11.4	9.4	1.6	0.1	0.4	0.8	**23.8**
	0.1	**22.2**	**9.4**	**1.6**	**0.1**	**0.4**	**0.8**	**34.6**

2006	AAA £m	AA £m	A £m	BBB £m	BB £m	B £m	Not rated £m	Total £m
Derivative assets	–	0.2	–	–	–	–	–	0.2
Cash and cash equivalents	0.1	9.8	8.2	1.4	0.1	0.4	0.7	20.7
	0.1	10.0	8.2	1.4	0.1	0.4	0.7	20.9

Filtrona's maximum credit risk exposure is £98.2m (2006: £95.7m) and no collateral is held against this amount (2006: £nil).

Market risk

Market risk is the risk that changes in foreign exchange rates and interest rates will affect income or the value of financial assets and liabilities. Filtrona has produced a sensitivity analysis that shows the estimated change to the income statement or equity of either an increase or decrease of 100 basis points ('bp') in market interest rates or a 5% weakening or strengthening in sterling against all other currencies. The amounts generated from the sensitivity analysis are estimates and actual results in the future may materially differ.

Filtrona is exposed to two types of market risk; currency risk and interest rate risk.

Notes

1. Risk management continued

Currency risk

Filtrona publishes its consolidated financial statements in sterling but conducts business in several foreign currencies. Therefore it is subject to currency risk due to exchange rate movements which affect the translation of results and underlying net assets of its operations and their transaction costs.

Hedge of net investment in foreign operations

The majority of Filtrona's net assets are in currencies other than sterling. Filtrona's policy is to eliminate approximately 100% of the impact on shareholders' funds from translation exposure to US dollars and euros by borrowing in those currencies and by using forward foreign exchange contracts. Throughout the year borrowings were primarily held in US dollars and sterling.

Transaction exposure hedging

The majority of Filtrona's transactions are carried out in the functional currencies of its operations and so transaction exposure is limited. However, where they do occur, Filtrona's policy is to hedge 100% of the exposures as soon as they are committed cash flows using forward foreign exchange contracts for a period between three and six months.

The following table shows Filtrona's sensitivity to a 5% weakening or a 5% strengthening in sterling against all currencies. To calculate the impact on the income statement for the year all currencies' average rates have been increased or decreased by 5%. The translational effect on equity is limited as all US dollar and euro exposure is fully hedged. Accordingly the effect on equity is calculated by increasing or decreasing the closing rate of all currencies, except US dollar and euro, by 5%. It is assumed that all net investment and cash flow hedges will be 100% effective.

	2007		2006	
	5% weakening in sterling £m	5% strengthening in sterling £m	5% weakening in sterling £m	5% strengthening in sterling £m
Impact on the income statement – gain/(loss)	**1.9**	**(1.8)**	1.8	(1.8)
Impact on equity – gain/(loss)	**4.0**	**(3.7)**	4.6	(4.1)

Interest rate risk

Filtrona's strategy is to ensure with a reasonable amount of certainty that at least 50% of the overall net finance expense is protected against material adverse movements in interest rates using interest rate swaps and caps.

The following table shows Filtrona's sensitivity to a 100bp decrease or a 100bp increase in sterling, US dollar and euro interest rates. To calculate the impact on the income statement for the year the interest rates on all external interest bearing loans and deposits have been increased or decreased by 100bp, and the resulting increase or decrease in the net interest charge has been adjusted for the effect of Filtrona's interest rate derivatives. The effect on equity includes the above impact on the income statement and the impact of a 100bp decrease or increase in interest rates on the market values of Filtrona's interest rate derivatives. The impact on derivatives is estimated by discounting the future cash flows to net present values using appropriate market rates prevailing at the year end.

	2007		2006	
	100bp decrease in interest rates £m	100bp increase in interest rates £m	100bp decrease in interest rates £m	100bp increase in interest rates £m
Impact on the income statement – gain/(loss)	**1.0**	**(0.7)**	1.2	(1.1)
Impact on equity – gain/(loss)	**0.7**	**(0.3)**	0.7	(0.3)

See note 14 for interest rate disclosure on loans and borrowings.

1. Risk management continued

Liquidity risk

Liquidity risk is the risk that Filtrona, although solvent, either does not have available sufficient financial resources to enable it to meet its obligations as they fall due, or can secure them only at excessive cost.

Filtrona's objective is to maintain a balance between continuity of funding and flexibility. Filtrona is funded by a multi-currency syndicated facility from its bankers. The syndicated facility matures in May 2010. At 31 December 2007 the available bank facilities totalled £215.0m of which £157.8m was drawn down. In addition, uncommitted and overdraft facilities are maintained to provide short-term flexibility.

Filtrona's available undrawn committed facilities at 31 December were:

	2007 £m	2006 £m
Expiring within one year	–	–
Expiring after one but within two years	–	–
Expiring after two years	**57.2**	97.2
	57.2	97.2

Any loans drawn on these facilities would bear interest at floating rates with reference to LIBOR for the currency and period of the loan.

The maturity of Filtrona's financial liabilities is analysed below.

	2007				2006			
	< 1 yr £m	1–2 yrs £m	2–5 yrs £m	Total £m	< 1 yr £m	1–2 yrs £m	2–5 yrs £m	Total £m
Unsecured bank loans	1.0	–	157.8	**158.8**	0.1	0.1	117.8	118.0
Unsecured non-bank loan	–	–	–	**–**	0.5	–	–	0.5
Bank overdrafts	0.2	–	–	**0.2**	1.0	–	–	1.0
Derivative liabilities	1.8	–	–	**1.8**	0.3	–	–	0.3
Trade and other payables	41.7	–	–	**41.7**	48.0	–	–	48.0
	44.7	**–**	**157.8**	**202.5**	49.9	0.1	117.8	167.8

Trade and other payables carried at £65.0m (2006: £65.0m) include accruals and deferred income of £23.3m (2006: £17.0m) which are not financial liabilities. Therefore, these amounts are excluded from the above analysis.

All trade and other payables are due to be settled in less than six months.

Notes

1. Risk management continued

Total financial assets and liabilities

The table below sets out Filtrona's accounting categories and fair value for each class of financial asset and liability.

	2007				2006			
	Designated at fair value £m	Loans and receivables £m	Amortised cost £m	Total carrying and fair value £m	Designated at fair value £m	Loans and receivables £m	Amortised cost £m	Total carrying and fair value £m
Trade and other receivables	–	74.2	–	**74.2**	–	74.8	–	74.8
Derivative assets	0.2	–	–	**0.2**	0.2	–	–	0.2
Cash and cash equivalents	–	23.8	–	**23.8**	–	20.7	–	20.7
Interest bearing loans and borrowings	–	–	(158.8)	**(158.8)**	–	–	(118.5)	(118.5)
Bank overdrafts	–	–	(0.2)	**(0.2)**	–	–	(1.0)	(1.0)
Derivative liabilities	(1.8)	–	–	**(1.8)**	(0.3)	–	–	(0.3)
Trade and other payables	–	–	(41.7)	**(41.7)**	–	–	(48.0)	(48.0)
	(1.6)	**98.0**	**(200.7)**	**(104.3)**	(0.1)	95.5	(167.5)	(72.1)

Capital structure

Filtrona's objective when managing its capital structure is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

Filtrona sets the amount of capital in proportion to risk. Filtrona manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, Filtrona may return capital to shareholders, through dividends and share buy backs as it did in 2007, issue new shares or sell assets to reduce debt.

Filtrona monitors its capital structure on the basis of the medium-term net debt-to-EBITDA ratio. EBITDA is defined as operating profit before depreciation, share option expense, intangible amortisation and restructuring costs from continuing operations. During 2007, Filtrona's strategy, which was unchanged from 2006, was to maintain the medium-term net debt-to-EBITDA ratio in the range 1.0 to 2.5. The net debt-to-EBITDA ratios at 31 December were:

	Note	2007 £m	2006 £m
Net debt	21	**135.2**	98.8
Operating profit before intangible amortisation and restructuring costs		**64.4**	59.2
Plus depreciation	3	**20.4**	20.7
Plus share option expense	18	**1.7**	1.2
EBITDA		**86.5**	81.1
Net debt-to-EBITDA ratio		**1.56**	1.22

Amounts drawn by Filtrona on its committed facilities are subject to standard banking covenants.

2. Segment analysis

Filtrona comprises the following business segments:

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions.

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical devices.

Business segments

						2007
	Plastic Technologies £m	Fibre Technologies £m	Central Services £m	Continuing operations £m	Discontinued operations £m	Total £m
Revenue	**265.8**	**228.4**	**-**	**494.2**	**14.0**	**508.2**
Operating profit/(loss) before intangible amortisation and restructuring costs	41.6	31.6	(8.8)	64.4	1.8	66.2
Intangible amortisation	(1.4)	(0.1)	–	(1.5)	–	(1.5)
Restructuring costs	(0.8)	(4.2)	-	(5.0)	–	(5.0)
Operating profit/(loss)	**39.4**	**27.3**	**(8.8)**	**57.9**	**1.8**	**59.7**
Segment assets	163.8	131.1	10.6	305.5	-	305.5
Intangible assets	83.9	3.3	-	87.2	-	87.2
Unallocated items			26.8	26.8		26.8
Total assets	**247.7**	**134.4**	**37.4**	**419.5**	**-**	**419.5**
Segment liabilities	32.2	26.6	7.2	66.0	5.7	71.7
Unallocated items			207.7	207.7		207.7
Total liabilities	**32.2**	**26.6**	**214.9**	**273.7**	**5.7**	**279.4**
Other segment items						
Capital expenditure	14.7	10.3	–	25.0	2.7	27.7
Depreciation	11.7	8.5	0.2	20.4	1.2	21.6
Closing number of employees	2,457	2,172	37	4,666	–	4,666
Average number of employees	2,474	2,253	37	4,764	358	5,122

† Central Services includes group accounts, tax, treasury, legal, internal audit, corporate development, human resources, information technology and other services provided centrally to support the business segments

Notes

2. **Segment analysis** continued

	Plastic Technologies £m	Fibre Technologies £m	Central† Services £m	Continuing operations £m	Discontinued operations £m	Restated 2006 Total £m
Revenue	262.4	254.7	–	517.1	27.1	544.2
Operating profit/(loss) before intangible amortisation	39.0	28.1	(7.9)	59.2	2.4	61.6
Intangible amortisation	(0.8)	(0.1)	–	(0.9)	–	(0.9)
Operating profit/(loss)	38.2	28.0	(7.9)	58.3	2.4	60.7
Segment assets	151.5	139.1	1.2	291.8	23.5	315.3
Intangible assets	56.3	3.2	–	59.5	–	59.5
Unallocated items			22.9	22.9		22.9
Total assets	207.8	142.3	24.1	374.2	23.5	397.7
Segment liabilities	32.7	29.1	6.7	68.5	3.0	71.5
Unallocated items			177.5	177.5		177.5
Total liabilities	32.7	29.1	184.2	246.0	3.0	249.0
Other segment items						
Capital expenditure	19.2	12.9	0.2	32.3	2.0	34.3
Depreciation	11.4	9.0	0.3	20.7	2.2	22.9
Closing number of employees	2,339	2,413	33	4,785	820	5,605
Average number of employees	2,294	2,385	33	4,712	761	5,473

† Central Services includes group accounts, tax, treasury, legal, internal audit, corporate development, human resources, information technology and other services provided centrally to support the business segments

Inter-segment sales are not significant in either year. Continuing operations' net finance expense of £6.2m (2006: £6.1m) and income tax expense of £17.6m (2006: £17.7m) cannot be meaningfully allocated by segment. The majority of unallocated assets relate to cash and cash equivalents and the majority of unallocated liabilities relate to interest bearing loans and borrowings, retirement benefit obligations, deferred tax liabilities, bank overdrafts and income tax payable.

Geographic segments

2007	Revenue by destination £m	Segment assets £m	Intangible assets £m	Capital expenditure £m
Europe	200.1	141.6	42.1	10.3
North America	197.6	116.1	44.9	10.1
Rest of World	96.5	47.8	0.2	4.6
	494.2	**305.5**	**87.2**	**25.0**
Unallocated items		26.8		
Continuing operations	**494.2**	**332.3**	**87.2**	**25.0**
Discontinued operations	14.0	–	–	2.7
	508.2	**332.3**	**87.2**	**27.7**

2. Segment analysis continued

	Restated 2006 Revenue by destination £m	Segment assets £m	Intangible assets £m	Capital expenditure £m
Europe	191.7	128.3	40.0	14.7
North America	219.6	115.6	19.2	11.6
Rest of World	105.8	47.9	0.3	6.0
	517.1	291.8	59.5	32.3
Unallocated items		22.9		
Continuing operations	517.1	314.7	59.5	32.3
Discontinued operations	27.1	23.5	–	2.0
	544.2	338.2	59.5	34.3

3. Net operating expense

	2007 £m	Restated 2006 £m
Continuing operations		
Changes in inventories of finished goods and work-in-progress	**(1.6)**	0.1
Raw materials and consumables	**217.0**	240.9
Personnel expense (note 6)	**119.5**	121.2
Depreciation and other amounts written off property, plant and equipment	**20.4**	20.7
Amortisation and other amounts written off intangible assets	**1.5**	0.9
Restructuring costs	**5.0**	-
Hire of plant and machinery – rentals payable under operating leases	**0.8**	0.6
Fair value hedging instrument losses/(gains)	**0.4**	(0.3)
Fair value hedged items (gains)/losses	**(0.4)**	0.3
Other operating expenses	**73.7**	74.4
Net operating expense	**436.3**	458.8

Filtrona's cash flow hedges and hedges of net investments were entirely effective, as defined by IAS 39, and therefore no hedge ineffectiveness has been recognised in net operating expense in 2007 (2006: £nil).

Notes

3. **Net operating expense** continued
Auditor's remuneration

	Note	2007 £m	2006 £m
Audit of these financial statements	i	**0.2**	0.2
Audit of financial statements of subsidiaries pursuant to legislation		**0.6**	0.6
Total audit fees		**0.8**	0.8
Other services pursuant to such legislation	ii	**0.1**	0.1
Other services relating to tax	iii	**0.6**	0.1
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the Company or the Group	iv	**0.1**	0.3
Total non-audit fees	v	**0.8**	0.5
Total fees		**1.6**	1.3

Notes
i Includes remuneration and expenses for the audit of the Company for the year of £4,238 (2006: £4,115)
ii Fees for other services pursuant to such legislation related principally to the review of the interim financial statements
iii Other services relating to tax are fees paid for tax compliance services and tax advice
iv The Company believes that, given their detailed knowledge of Filtrona's operations, its structure and accounting policies and the importance of carrying out detailed due diligence as part of the acquisition process, it is appropriate for certain audit-related work to be carried out by the Company's auditor rather than another firm of accountants. The Audit Committee, which consists of independent Non-executive Directors, reviews and approves the level and nature of non-audit work which the auditor performs, including the fees paid for such work, thus ensuring that their objectivity and independence is not compromised
v £0.8m (2006: £0.4m) of the total non-audit fees were charged in the UK
vi Fees of £20,575 (2006: £23,000) were paid in relation to the audit of the Filtrona pension schemes

4. **Net finance expense**

	2007 £m	Restated 2006 £m
Continuing operations		
Finance income		
Bank deposits	**0.4**	0.7
Unwind of discount on Globalpack deferred consideration	**0.4**	-
Other finance income	**0.1**	0.1
Expected return on pension scheme assets (note 18)	**8.7**	7.7
	9.6	8.5
Finance expense		
Loans and overdrafts	**(7.2)**	(7.1)
Other finance expense	**(0.2)**	-
Interest on pension scheme liabilities (note 18)	**(8.4)**	(7.5)
	(15.8)	(14.6)
Net finance expense	**(6.2)**	(6.1)

Income tax expense

	2007 £m	Restated 2006 £m
ontinuing operations		
omponents of tax expense:		
urrent tax	**23.8**	21.2
ior years' tax	**(1.0)**	(1.7)
ouble tax relief	**(5.7)**	(2.4)
eferred tax (note 16)	**0.5**	0.6
come tax expense	**17.6**	17.7

come tax expense in the UK is £2.0m (2006: £2.4m).

actors affecting income tax expense for the year
iltrona operates across the world and is subject to income tax in many different jurisdictions. Filtrona calculates its average expected ax rate as a weighted average of the national corporate income tax rates in the tax jurisdictions in which it operates.

	2007 £m	Restated 2006 £m
ontinuing operations		
rofit before tax	**51.7**	52.2
ax at weighted average (2007: 32.5%; 2006: 33.0%)	**16.8**	17.2
ffects of:		
Permanent disallowables	**0.3**	0.8
Overseas state and local tax	**0.7**	0.8
Unrelieved tax losses	**0.4**	0.2
Prior year adjustments	**(1.0)**	(1.7)
Other items	**0.4**	0.4
ncome tax expense	**17.6**	17.7

6. Personnel expense

	2007 £m	Restated 2006 £m
Continuing operations		
Wages and salaries	**101.0**	103.8
Social security expense	**10.6**	10.8
Pension expense (note 18)	**6.2**	5.4
Share option expense (note 18)	**1.7**	1.2
	119.5	121.2

The Report of the Remuneration Committee on pages 38 to 48 sets out information on Directors' remuneration.

Notes

6. Personnel expense continued

Key management remuneration

	2007 £m	2006 £m
Continuing operations		
Salary	**1.8**	1.6
Bonus	**0.6**	0.5
Benefits	**0.5**	0.4
	2.9	2.5

Filtrona considers key management personnel to be the members of the Global Executive. The amounts disclosed are on the same basis as those used to determine the relevant amounts disclosed in the Report of the Remuneration Committee.

7. Earnings per share

	2007 £m	Restated 2006 £m
Continuing operations		
Earnings attributable to equity holders of Filtrona plc	**33.0**	33.5
Adjustment*	**4.3**	0.6
Adjusted earnings	**37.3**	34.1
Discontinued operations		
Earnings attributable to equity holders of Filtrona plc	**1.1**	1.0
Basic weighted average ordinary shares in issue (million)	**216.3**	218.8
Dilutive effect of employee share option plans (million)	**2.2**	1.8
Diluted weighted average ordinary shares (million)	**218.5**	220.6
Continuing operations		
Basic earnings per share	**15.3p**	15.3p
Adjustment*	**1.9p**	0.3p
Adjusted earnings per share	**17.2p**	15.6p
Diluted basic earnings per share	**15.1p**	15.1p
Diluted adjusted earnings per share	**17.1p**	15.5p
Discontinued operations		
Basic earnings per share	**0.5p**	0.5p
Diluted basic earnings per share	**0.5p**	0.5p

Adjusted earnings per share is provided to reflect the underlying earnings performance of Filtrona.

The basic weighted average number of ordinary shares in issue excludes shares held in treasury and shares held by an employee benefit trust.

* The adjustment relates to intangible amortisation and restructuring costs (2006: intangible amortisation) less tax relief at 34.0% (2006: 34.0%) thereon

8. Property, plant and equipment

2007	Land and buildings £m	Plant and machinery £m	Fixtures, fittings and equipment £m	Total £m
Cost				
Beginning of year	58.1	271.4	40.5	**370.0**
Acquisitions	2.6	0.3	0.1	**3.0**
Divestment of Globalpack	(1.6)	(30.4)	(3.9)	**(35.9)**
Additions	3.2	20.9	3.6	**27.7**
Disposals	(0.3)	(6.3)	(2.1)	**(8.7)**
Restructuring	(0.7)	(1.5)	(0.3)	**(2.5)**
Currency translation	1.0	3.4	1.0	**5.4**
End of year	**62.3**	**257.8**	**38.9**	**359.0**
Depreciation				
Beginning of year	13.0	150.8	27.8	**191.6**
Expense in year	1.3	16.5	3.8	**21.6**
Divestment of Globalpack	(0.4)	(15.8)	(2.2)	**(18.4)**
Disposals	(0.3)	(5.6)	(2.0)	**(7.9)**
Restructuring	(0.6)	(1.1)	(0.2)	**(1.9)**
Currency translation	0.4	2.5	0.4	**3.3**
End of year	**13.4**	**147.3**	**27.6**	**188.3**
Net book value at end of year	**48.9**	**110.5**	**11.3**	**170.7**

2006	Land and buildings £m	Plant and machinery £m	Fixtures, fittings and equipment £m	Total £m
Cost				
Beginning of year	59.2	267.1	40.9	367.2
Acquisitions	–	0.1	–	0.1
Divestment	–	(0.7)	(0.2)	(0.9)
Additions	3.9	27.0	3.4	34.3
Disposals	(1.5)	(4.8)	(1.5)	(7.8)
Currency translation	(3.5)	(17.3)	(2.1)	(22.9)
End of year	58.1	271.4	40.5	370.0
Depreciation				
Beginning of year	12.7	147.3	26.7	186.7
Expense in year	1.5	17.6	3.8	22.9
Divestment	–	(0.7)	(0.2)	(0.9)
Disposals	(0.4)	(4.4)	(1.5)	(6.3)
Currency translation	(0.8)	(9.0)	(1.0)	(10.8)
End of year	13.0	150.8	27.8	191.6
Net book value at end of year	45.1	120.6	12.7	178.4
Net book value at beginning of year	46.5	119.8	14.2	180.5

Notes

9. Intangible assets

	2007 £m	2006 £m
Goodwill		
Net book value		
Beginning of year	40.3	43.3
Acquisitions (note 23)	12.4	–
Currency translation	1.1	(3.0)
End of year	53.8	40.3
Customer relationships		
Cost		
Beginning of year	21.4	21.0
Acquisitions (note 23)	14.1	0.6
Currency translation	1.8	(0.2)
End of year	37.3	21.4
Amortisation		
Beginning of year	2.2	1.3
Expense in year	1.5	0.9
Currency translation	0.2	–
End of year	3.9	2.2
Net book value at end of year	33.4	19.2
Net book value at beginning of year	19.2	19.7
Total net book value of intangible assets at end of year	87.2	59.5

Filtrona tests intangible assets annually for impairment, or more frequently if there are indications that they are impaired. Intangible assets are allocated to cash generating units and a discounted cash flow analysis is computed to compare discounted estimated future operating cash flows to the net carrying value of each business, as discussed in the Business Review. The analysis is based on forecast cash flows, with zero growth used to determine terminal values. The estimated cash flows are discounted using Filtrona's weighted average cost of capital and any impairments identified are charged to the income statement. The test is dependent on management estimates and judgements, in particular in relation to the forecasting of future cash flows, and the discount rate applied to these cash flows.

10. Inventories

	2007 £m	2006 £m
Raw materials and consumables	21.9	23.9
Work-in-progress	2.6	3.1
Finished goods and goods for resale	30.7	28.7
	55.2	55.7

Inventories held at net realisable value and amounts recognised as income from the reversal of impairments were not significant.

11. Trade and other receivables

	2007 £m	2006 £m
Non-current assets		
Other receivables	8.1	–
Current assets		
Trade receivables	56.3	68.2
Other receivables	9.8	6.6
Prepayments and accrued income	5.6	6.3
	71.7	81.1
Total trade and other receivables	79.8	81.1

Other receivables include an amount of £10.6m (2006: £nil) due from the Itavema Group for the purchase of the Globalpack business.

12. Cash and cash equivalents

	2007 £m	2006 £m
Bank balances	23.8	18.3
Short-term bank deposits not repayable on demand	–	2.4
Cash and cash equivalents	23.8	20.7
Bank overdrafts	(0.2)	(1.0)
Cash and cash equivalents in the statement of cash flows	23.6	19.7

13. Trade and other payables

	2007 £m	2006 £m
Trade payables	33.2	38.1
Other tax and social security contributions	3.0	3.2
Other payables	5.5	6.7
Accruals and deferred income	23.3	17.0
	65.0	65.0

14. Interest bearing loans and borrowings

	2007 £m	2006 £m
Non-current liabilities		
Unsecured bank loans	157.8	117.9
Current liabilities		
Unsecured bank loans	1.0	0.1
Unsecured non-bank loan	–	0.5
	1.0	0.6

All debt must be repaid no later than May 2010.

Notes

14. Interest bearing loans and borrowings continued
At 31 December 2007, the majority of Filtrona's interest bearing loans and borrowings were at floating rates of interest set with reference to LIBOR for periods ranging from seven days to three months. €30m and up to US$75m of net debt was protected from adverse movements in interest rates with interest rate caps for a period of 23 months. On 24 February 2006 the interest rate on US$40m of net debt was effectively fixed at 5.1775% with an interest rate swap for a period of two years. With effect from 24 November 2006 the interest rate on a further US$30m of net debt was effectively fixed at 5.4313% with an interest rate swap for a period of two years. On 31 July 2007 and with effect from 21 November 2008 the interest rate on a further US$30m of net debt was effectively fixed at 5.3935% for a period of one year, extending to November 2009.

At 31 December 2006, the majority of Filtrona's interest bearing loans and borrowings were at floating rates of interest set with reference to LIBOR for periods ranging from seven days to three months. €30m and up to US$65m of net debt was protected from adverse movements in interest rates with interest rate caps for a period of 20 months.

After taking into account foreign exchange swaps, the currency and interest rate profile of Filtrona's financial assets and liabilities is as follows:

	2007					2006				
	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Impact of foreign exchange swaps £m	Total £m	Fixed rate £m	Floating rate £m	Non-interest bearing £m	Impact of foreign exchange swaps £m	Total £m
Assets										
Sterling	–	–	6.8	19.8	**26.6**	–	3.4	8.9	–	12.3
US dollar	–	7.0	39.2	(11.7)	**34.5**	–	5.0	27.2	–	32.2
Euro	–	6.4	15.9	(7.4)	**14.9**	–	4.3	20.1	–	24.4
Other	–	10.4	12.3	(0.5)	**22.2**	–	8.0	18.6	–	26.6
	–	**23.8**	**74.2**	**0.2**	**98.2**	–	20.7	74.8	–	95.5
Liabilities										
Sterling	–	51.5	6.5	(60.2)	**(2.2)**	–	31.1	7.5	(61.3)	(22.7)
US dollar	35.2	71.3	19.8	4.9	**131.2**	35.7	52.5	23.4	9.5	121.1
Euro	–	0.1	8.1	56.8	**65.0**	–	0.2	10.5	52.1	62.8
Other	–	0.9	7.6	–	**8.5**	–	–	6.6	–	6.6
	35.2	**123.8**	**42.0**	**1.5**	**202.5**	35.7	83.8	48.0	0.3	167.8

15. Derivatives

Filtrona uses derivatives to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, Filtrona does not hold or issue derivatives for trading purposes.

	Assets		Liabilities	
	Fair values £m	Contractual or notional amounts £m	Fair values £m	Contractual or notional amounts £m
At 31 December 2007				
Fair value hedges				
Forward foreign exchange contracts	0.2	5.5	(0.5)	20.1
Cash flow hedges				
Forward foreign exchange contracts	–	0.4	–	1.3
Interest rate swaps	–	20.1	(0.3)	30.2
Hedges of net investments				
Cross currency swaps	–	1.6	(1.0)	59.6
	0.2	**27.6**	**(1.8)**	**111.2**

	Assets		Liabilities	
	Fair values £m	Contractual or notional amounts £m	Fair values £m	Contractual or notional amounts £m
At 31 December 2006				
Fair value hedges				
Forward foreign exchange contracts	–	1.6	–	9.7
Cash flow hedges				
Forward foreign exchange contracts	–	1.8	–	2.5
Interest rate swaps	0.2	35.9	–	–
Hedges of net investments				
Cross currency swaps	–	4.4	(0.3)	57.2
	0.2	43.7	(0.3)	69.4

Notes

15. Derivatives continued

Fair value hedges are hedges of the currency risk exposure to changes in the fair value of recognised assets or liabilities or a previously unrecognised firm commitment to buy or sell assets at a fixed price.

Cash flow hedges are hedges of the currency and interest rate risk exposure to variability in cash flows.

Hedges of net investments are hedges of the currency risk exposure to changes in the fair value of recognised investments in foreign operations.

Fair values of forward foreign exchange contracts and cross currency swaps have been calculated at year end forward exchange rates compared to contracted rates. Fair values of interest rate swaps have been calculated by discounting cash flows at forward rates. All other financial assets, classified as 'loans and receivables', and financial liabilities, classified as 'amortised cost', are held at amortised cost and have short terms to maturity. For this reason, their carrying amounts at the reporting date approximate the fair values.

The net fair value gains on open forward foreign exchange contracts that hedge foreign currency risk of anticipated future sales and purchases will be transferred to the income statement when the forecast sales and purchases occur. With the exception of the receipt of the Globalpack disposal consideration from the Itavema Group all of the hedged transactions are expected to occur over the next 12 months. With the exception of the consideration discussed above and the interest rate swaps discussed in note 14 all other derivative instruments mature within the next 12 months.

Filtrona has US dollar denominated borrowings and US dollar and euro currency swaps which it has designated as hedges of its net investments in subsidiary undertakings. The exchange gains of £0.8m (2006: gains of £15.5m) on these borrowings and the gains of £0.4m (2006: gains of £2.1m) on the US dollar currency swaps and losses of £4.4m (2006: gains of £0.8m) on euro currency swaps have been recognised in reserves.

Finance income and expense arising on financial assets and financial liabilities held at amortised cost are those amounts, excluding the expected return on pension scheme assets and interest on pension scheme liabilities, detailed in note 4. The only losses recognised on financial assets held at amortised cost are those detailed as impairment losses in note 1.

16. Deferred tax

Deferred tax assets and liabilities are attributable to the following:

			2007			2006
	Assets £m	Liabilities £m	Net £m	Assets £m	Liabilities £m	Net £m
Property, plant and equipment	(1.8)	13.7	**11.9**	(0.6)	17.8	17.2
Intangible assets	–	8.7	**8.7**	–	7.2	7.2
Employee benefits	(6.7)	–	**(6.7)**	(10.0)	–	(10.0)
Other	(3.7)	1.8	**(1.9)**	(3.8)	0.7	(3.1)
Tax (assets)/liabilities	**(12.2)**	**24.2**	**12.0**	(14.4)	25.7	11.3
Set off of tax	11.9	(11.9)	–	14.1	(14.1)	–
Net tax (assets)/liabilities	**(0.3)**	12.3	**12.0**	(0.3)	11.6	11.3

16. Deferred tax continued

Movements in temporary differences in the year:

	2007 £m	2006 £m
Beginning of year	**11.3**	9.8
Charge to the income statement in respect of current year (note 5)	**0.5**	0.6
Charge to the income statement in respect of current year – discontinued operations	**–**	0.1
(Credit)/charge to the income statement in respect of prior years	**(0.5)**	0.9
Charge to reserves on movements on defined benefit pension schemes	**2.4**	0.7
Acquisitions (note 23)	**(0.3)**	–
Divestment of Globalpack	**(1.8)**	–
Currency translation	**0.4**	(0.8)
End of year	**12.0**	11.3

No deferred tax liability is provided in respect of any future remittance of earnings of foreign subsidiaries where Filtrona is able to control the remittance of earnings and it is probable that such earnings will not be remitted in the foreseeable future, or where no liability would arise on the remittance. Deferred tax assets of £1.9m (2006: £0.7m) have not been recognised where their realisation is not considered probable. These assets include capital losses of £0.6m (2006: £0.7m) and other temporary differences of £1.3m (2006: £nil).

17. Provisions

			2007
	Discontinued £m	Other £m	Total £m
Movements			
Beginning of year	–	5.7	**5.7**
Provisions made during the year	–	2.5	**2.5**
Provisions reversed during the year	–	(2.3)	**(2.3)**
Acquisitions (note 23)	–	0.2	**0.2**
Reclassified to working capital	–	(2.2)	**(2.2)**
Reclassified to employee benefits (note 18)	–	(0.6)	**(0.6)**
Utilised	(0.7)	(2.4)	**(3.1)**
Charged against discontinued operations	6.4	–	**6.4**
End of year	**5.7**	**0.9**	**6.6**
Non-current	3.7	0.8	**4.5**
Current	2.0	0.1	**2.1**
	5.7	**0.9**	**6.6**

Discontinued provisions relate to warranties made on the disposal of Globalpack. Other provisions relate primarily to vacant properties and employees' compensation claims. Non-current provisions are generally long-term in nature with the timing of utilisation uncertain.

Notes

17. Provisions continued

	2006 £m
Movements	
Beginning of year	7.5
Acquisitions	0.3
Utilised	(2.0)
Currency translation	(0.1)
End of year	5.7
Non-current	2.7
Current	3.0
	5.7

Provisions relate primarily to vacant properties and employees' compensation claims. Non-current provisions are generally long-term in nature with the timing of utilisation uncertain.

18. Employee benefits

Post-retirement benefits

Trustees administer the schemes and the assets are held independently from Filtrona.

Pension costs of the defined benefit schemes are assessed in accordance with the advice of independent professionally qualified actuaries. Full triennial actuarial valuations were carried out on the principal European defined benefit schemes as at 5 April 2006 and annual actuarial valuations are performed on the principal US defined benefit schemes. The assets and liabilities of the defined benefit schemes have been updated to the balance sheet date from the most recent actuarial valuations taking account of the investment returns achieved by the schemes and the level of contributions.

Contributions to all schemes are determined in line with actuarial advice, local conditions and practices. Defined benefit contributions in 2008 are expected to be £6.6m, which consists of payments to fund future service accruals and contributions to amortise the deficit in respect of past service.

18. Employee benefits continued

The amounts included in the consolidated financial statements in respect of arrangements in Europe and the US are as follows:

	2007 £m	2006 £m
Amounts charged to operating profit		
Defined contribution schemes (note 6)	2.8	2.2
Defined benefit schemes:		
Service cost (note 6)	3.4	3.2
Curtailment gain recognised within restructuring costs	(0.1)	–
Total operating expense	6.1	5.4
Amounts included as finance (income)/expense		
Expected return on scheme assets (note 4)	(8.7)	(7.7)
Interest on scheme liabilities (note 4)	8.4	7.5
Net financial return	(0.3)	(0.2)
Amounts recognised in the statement of recognised income and expense		
Actual return less expected return on scheme assets	(0.3)	5.5
Impact of changes in assumptions relating to the present value of scheme liabilities	7.2	(3.3)
Actuarial gain	6.9	2.2

The principal assumptions used by the independent qualified actuaries for the purposes of IAS 19 (revised) were:

	2007		2006	
	Europe	US	Europe	US
Rate of increase in salaries	4.20%	4.00%	3.90%	4.00%
Rate of increase in pensions	3.20%	n/a*	2.90%	n/a*
Discount rate	5.60%	6.00%	5.00%	5.75%
Inflation rate	3.20%	n/a*	2.90%	n/a*
Expected return on scheme assets	6.20%	8.50%	6.10%	8.30%

* not applicable

The assumptions used by the actuaries are the estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not be borne out in practice.

Notes

18. Employee benefits continued

The life expectancy assumptions used to estimate defined benefit obligations at the year end are:

	2007		2006	
	Europe	US	Europe	US
Male retiring today at age 65	**21.8**	**18.2**	21.8	18.1
Female retiring today at age 65	**24.7**	**20.5**	24.7	20.4
Male retiring in 20 years at age 65	**23.0**	**18.2**	23.0	18.1
Female retiring in 20 years at age 65	**25.8**	**20.5**	25.8	20.4

The fair value of scheme assets, which are not intended to be realised in the short-term and may be subject to significant change before they are realised, and the present value of the scheme liabilities, which are derived from cash flow projections over long periods and are therefore inherently uncertain, are:

					2007
	Long-term rate of return	Europe £m	Long-term rate of return	US £m	Total
Equities	7.00%	78.4	9.75%	19.4	**97.8**
Bonds	5.30%	14.0	5.75%	9.2	**23.2**
Gilts	4.00%	22.1		–	**22.1**
Other	5.20%	0.3	4.50%	0.1	**0.4**
Fair value of scheme assets		114.8		28.7	**143.5**
Present value of scheme liabilities		(131.2)		(34.6)	**(165.8)**
Retirement benefit obligations		**(16.4)**		**(5.9)**	**(22.3)**

					2006
	Long-term rate of return	Europe £m	Long-term rate of return	US £m	Total
Equities	6.90%	73.2	9.75%	17.5	90.7
Bonds	4.70%	13.3	5.75%	10.4	23.7
Gilts	3.90%	19.9		–	19.9
Other	4.70%	0.3	4.50%	0.2	0.5
Fair value of scheme assets		106.7		28.1	134.8
Present value of scheme liabilities		(131.6)		(34.1)	(165.7)
Retirement benefit obligations		(24.9)		(6.0)	(30.9)

18. Employee benefits continued

Movement in fair value of scheme assets/(liabilities) during the year

	2007			2006		
	Scheme assets £m	Scheme liabilities £m	Total £m	Scheme assets £m	Scheme liabilities £m	Total £m
Beginning of year	134.8	(165.7)	**(30.9)**	124.4	(160.2)	(35.8)
Service cost	–	(3.4)	**(3.4)**	–	(3.2)	(3.2)
Employer contributions	5.3	–	**5.3**	4.7	–	4.7
Employee contributions	0.8	(0.8)	**–**	0.8	(0.8)	–
Actuarial (losses)/gains	(0.3)	7.2	**6.9**	5.5	(3.3)	2.2
Reclassification (note 17)	–	(0.6)	**(0.6)**	–	–	–
Finance income/(expense)	8.7	(8.4)	**0.3**	7.7	(7.5)	0.2
Benefits paid	(5.4)	5.4	**–**	(4.7)	4.7	–
Curtailment	–	0.1	**0.1**	–	–	–
Currency translation	(0.4)	0.4	**–**	(3.6)	4.6	1.0
End of year	**143.5**	**(165.8)**	**(22.3)**	134.8	(165.7)	(30.9)

	2007		2006	
	% of scheme assets/ liabilities	£m	% of scheme assets/ liabilities	£m
Experience gains and losses				
Difference between actual and expected return on scheme assets	(0.2)	(0.3)	4.1	5.5
Net actuarial gains recognised in the statement of recognised income and expense	4.2	6.9	1.3	2.2

Sensitivity

For the significant assumptions used in determining post-retirement costs and liabilities, the following sensitivity analysis gives the estimate of the impact on the income statement and balance sheet for the year ended 31 December 2007.

	Scheme liabilities			Annual service cost		
	Europe £m	US £m	Total £m	Europe £m	US £m	Total £m
0.5% decrease in the discount rate	15.5	2.5	**18.0**	0.4	0.1	**0.5**
1.0% increase in the rate of inflation	25.0	–	**25.0**	0.9	–	**0.9**
1 year increase in life expectancy	3.0	1.0	**4.0**	0.1	–	**0.1**
0.5% increase in the discount rate	(13.5)	(2.2)	**(15.7)**	(0.4)	(0.1)	**(0.5)**
1.0% decrease in the rate of inflation	(20.0)	–	**(20.0)**	(0.7)	–	**(0.7)**

Notes

18. Employee benefits continued
Historical information

	2007 £m	2006 £m	2005 £m
Scheme assets	**143.5**	134.8	124.4
Scheme liabilities	**(165.8)**	(165.7)	(160.2)
Retirement benefit obligations	**(22.3)**	(30.9)	(35.8)
Actual return less expected return on scheme assets	**(0.3)**	5.5	5.7
Impact of changes in assumptions relating to the present value of scheme liabilities	**7.2**	(3.3)	(7.7)

Share-based incentives

Filtrona operates share-based incentive plans for its Executive Directors and employees. The total charge for continuing operations in respect of these plans during the year was £1.7m (2006: £1.2m). Details of these plans are set out below:

Share options outstanding

2007

	At 1 Jan 2007	Weighted average exercise price	Granted during the year	Weighted average exercise price	Lapsed during the year	Weighted average exercise price	Exercised during the year	Weighted average exercise price	At 31 Dec 2007	Weighted average exercise price	Exercisable at 31 Dec 2007
LTIP Part A	3,981,624	248.2p	2,367,082	239.0p	(303,579)	250.3p	–	–	**6,045,127**	**244.6p**	–
LTIP Part B 'Matching'	600,666	–	–	–	(25,378)	–	–	–	**575,288**	–	–
LTIP Part B 'Performance'	1,012,157	–	588,829	–	–	–	–	–	**1,600,986**	–	–
DASB	128,320	–	182,985	–	–	–	–	–	**311,305**	–	–
SAYE 3 year plan	670,858	237.0p	674,008	199.8p	(522,692)	231.7p	(2,003)	237.0p	**820,171**	**209.8p**	–
SAYE 5 year plan	664,486	237.0p	408,594	199.8p	(489,942)	234.2p	(3,244)	237.0p	**579,894**	**213.2p**	–
	7,058,111		**4,221,498**		**(1,341,591)**		**(5,247)**		**9,932,771**		–

2006

	At 1 Jan 2006	Weighted average exercise price	Granted during the year	Weighted average exercise price	Lapsed during the year	Weighted average exercise price	Exercised during the year	Weighted average exercise price	At 31 Dec 2006	Weighted average exercise price	Exercisable at 31 Dec 2006
LTIP Part A	2,133,262	239.5p	1,987,174	257.0p	(138,812)	239.5p	–	–	3,981,624	248.2p	–
LTIP Part B 'Matching'	600,666	–	–	–	–	–	–	–	600,666	–	–
LTIP Part B 'Performance'	515,347	–	496,810	–	–	–	–	–	1,012,157	–	–
DASB	–	–	128,320	–	–	–	–	–	128,320	–	–
SAYE 3 year plan	–	–	764,823	237.0p	(93,122)	237.0p	(843)	237.0p	670,858	237.0p	–
SAYE 5 year plan	–	–	710,677	237.0p	(46,191)	237.0p	–	–	664,486	237.0p	–
	3,249,275		4,087,804		(278,125)		(843)		7,058,111		–

18. Employee benefits continued
Fair value model inputs for share options outstanding

2007	LTIP Part A	LTIP Part B 'Matching'	LTIP Part B 'Performance'	DASB	SAYE 3 year plan	SAYE 5 year plan
Weighted average fair value at grant	45.3p	211.9p	192.9p	246.9p	74.3p	87.3p
Weighted average share price at grant	244.5p	232.0p	257.7p	266.9p	274.5p	279.3p
Weighted average exercise price	244.5p	–	–	–	219.6p	223.4p
Weighted average volatility	22.8%	23.6%	23.3%	n/a	21.0%	23.9%
Weighted average dividend yield	2.91%	3.07%	2.76%	2.64%	2.57%	2.53%
Weighted risk free rate	4.62%	4.10%	4.57%	4.83%	4.76%	4.60%
Expected employee retention rates	80.0%	100.0%	98.0%	98.0%	30.0%	30.0%
Expected term	3.25 years	3.00 years	3.75 years	3.00 years	3.23 years	5.18 years
Valuation model	Binomial	Black-Scholes	Monte Carlo	Binomial	Binomial	Binomial

2006	LTIP Part A	LTIP Part B 'Matching'	LTIP Part B 'Performance'	DASB	SAYE 3 year plan	SAYE 5 year plan
Weighted average fair value at grant	41.1p	211.9p	237.1p	276.4p	77.6p	92.2p
Weighted average share price at grant	248.2p	232.0p	262.1p	296.8p	296.3p	296.3p
Weighted average exercise price	248.2p	–	–	–	237.0p	237.0p
Weighted average volatility	22.7%	23.6%	24.1%	20.5%	20.3%	24.2%
Weighted average dividend yield	2.87%	3.07%	2.75%	2.40%	2.40%	2.40%
Weighted risk free rate	4.36%	4.10%	4.23%	4.35%	4.39%	4.36%
Expected employee retention rates	76.9%	85.0%	91.5%	98.0%	55.0%	55.0%
Expected term	3.25 years	3.00 years	3.75 years	3.00 years	3.00 years	5.00 years

In 2006, all options were valued using the Black-Scholes model.

Volatility has been calculated over the length of the expected term, for the period immediately before the grant date.

2007 and 2006	LTIP Part A	LTIP Part B 'Matching'	LTIP Part B 'Performance'	DASB	SAYE 3 year plan	SAYE 5 year plan
Contractual life	3–10 years	3–6 years	3–6 years	3 years	3 years	5 years

Details of the vesting conditions of the LTIP Part A, LTIP Part B 'Matching', LTIP Part B 'Performance' and DASB share-based incentive schemes are set out in the Report of the Remuneration Committee on pages 38 to 48.

All options are settled with equity.

Notes

19. Share capital

	2007 £m	2006 £m
Authorised: 500 million (2006: 500 million) ordinary shares of 25p (2006: 25p) each	125.0	125.0
Issued and fully paid ordinary shares of 25p (2006: 25p) each	**54.8**	54.8
Number of shares in issue		
Beginning and end of year	**219,326,795**	219,326,795

At 31 December 2007 the Company held 13,664,604 (2006: nil) of its own shares in treasury.

20. Movements on reserves

2007	Capital redemption reserve £m	Other reserve £m	Cash flow hedging reserve £m	Translation reserve £m	Retained earnings: Own shares £m	Retained earnings: Earnings £m	Minority interests £m	Total £m
At 1 January 2007	**0.1**	**(132.8)**	**-**	**1.6**	**(2.2)**	**221.2**	**6.0**	**93.9**
Total recognised income and expense for the year			(0.3)	0.3		38.6	2.0	**40.6**
Acquisition of employee trust shares					(1.7)			**(1.7)**
Share option expense						1.8		**1.8**
Purchase of shares into treasury					(30.6)			**(30.6)**
Divestment of Globalpack							(2.5)	**(2.5)**
Dividends paid						(15.5)	(0.7)	**(16.2)**
At 31 December 2007	**0.1**	**(132.8)**	**(0.3)**	**1.9**	**(34.5)**	**246.1**	**4.8**	**85.3**

2006	Capital redemption reserve £m	Other reserve £m	Translation reserve £m	Retained earnings: Own shares £m	Retained earnings: Earnings £m	Minority interests £m	Total £m
At 1 January 2006	0.1	(132.8)	5.3	(1.0)	198.3	5.6	75.5
Total recognised income and expense for the year			(3.7)		36.0	1.2	33.5
Acquisition of employee trust shares				(1.2)			(1.2)
Share option expense					1.2		1.2
Dividends paid					(14.3)	(0.8)	(15.1)
At 31 December 2006	0.1	(132.8)	1.6	(2.2)	221.2	6.0	93.9

20. Movements on reserves continued

Employee trust shares are ordinary shares of the Company held in an employee benefit trust. The purpose of this trust is to hold shares in the Company for subsequent transfer to Executive Directors and employees relating to options granted and awards made in respect of market purchase shares under the Company's share-based incentive plans. Full details are set out in the Report of the Remuneration Committee on pages 38 to 48. The assets, liabilities and expenditure of the trust have been incorporated in these financial statements. At 31 December 2007 the trust held 1,557,107 (2006: 872,166) shares, upon which dividends have been waived, with an aggregate nominal value of £0.4m (2006: £0.2m) and market value of £3.2m (2006: £2.3m). During 2007, 13,664,604 ordinary shares with a nominal value of £3.4m were purchased into treasury at a cost of £30.6m. This represents 6.2% of the number of ordinary shares in issue at the beginning of 2007.

The other reserve relates to the Group reorganisation which took place as part of the demerger from Bunzl plc and represents the difference between Filtrona plc's share capital and Filtrona International Ltd's share capital and share premium on 6 June 2005 and is not distributable.

21. Analysis of net debt

	1 Jan 2007 £m	Cash flow £m	Exchange movements £m	31 Dec 2007 £m
Cash at bank and in hand	15.8	7.0	0.3	**23.1**
Short-term bank deposits repayable on demand	2.5	(2.0)	0.2	**0.7**
Short-term bank deposits not repayable on demand	2.4	(2.4)	–	**–**
Cash and cash equivalents	20.7	2.6	0.5	**23.8**
Bank overdrafts	(1.0)	0.8	–	**(0.2)**
Cash and cash equivalents in the statement of cash flows	19.7	3.4	0.5	**23.6**
Debt due within one year	(0.6)	(0.3)	(0.1)	**(1.0)**
Debt due after one year	(117.9)	(41.1)	1.2	**(157.8)**
Net debt	(98.8)	(38.0)	1.6	**(135.2)**

22. Commitments

Operating leases

At 31 December Filtrona had the following commitments under non-cancellable operating leases:

	2007 £m	2006 £m
Payable within one year	**1.4**	1.6
Payable between one and five years	**3.1**	4.5
Payable after five years	**3.5**	4.4
	8.0	10.5

Other commitments

In December 2005, Filtrona entered into an agreement that could lead to the purchase of the remaining 20% of FractureCode Corporation ApS sometime between March 2009 and December 2012. The consideration payable for the remaining 20% of shares is dependent on various profit related targets with a minimum consideration payable of €3.1m and a maximum of €40m.

Notes

23. Acquisitions
On 3 May 2007, Filtrona acquired the assets and business of Duraco, Inc. ('Duraco') based in Chicago, Illinois for a total consideration of £31.7m. Duraco is a market leading manufacturer and supplier of self-adhesive foam products for protection and finishing applications in a broad array of served markets including point of purchase products and white goods.

Duraco contributed £9.7m to revenue and £2.3m to operating profit before intangible amortisation and restructuring costs in 2007.

In May 2006 Filtrona purchased certain assets and the business of the CSL Digital Print division of CORGI Services Limited and, concurrently, entered into a five year agreement with CORGI Group Limited for the exclusive supply of registered gas installer identity cards.

On acquisition the assets and liabilities of the businesses acquired were adjusted to reflect their fair values to Filtrona. The fair value adjustments are provisional and subject to finalisation for up to one year from the date of acquisition.

The principal fair value adjustments are as follows:

In 2007:
The adjustment to property, plant and equipment reflects the open market value of the freehold property.

The adjustment to inventories and receivables reflects the impact of applying Filtrona group accounting policies to these items.

The adjustment to deferred tax reflects the asset arising from a temporary difference between the accounting and tax base of property, plant and equipment.

The adjustment to provisions includes amounts relating to the reassessment of potential liabilities that were not fully recognised on acquisition.

In 2006:
There were no adjustments to the book value of assets and liabilities acquired.

23. Acquisitions continued

A summary of the acquisition of Duraco in 2007 is detailed below:

	Book value at acquisition £m	Revaluation £m	Consistency of accounting policy £m	Fair value of assets acquired £m
Property, plant and equipment	1.4	1.6	–	3.0
Inventories	1.2	–	(0.2)	1.0
Receivables	2.1	–	(0.1)	2.0
Deferred tax	–	0.3	–	0.3
Payables	(0.9)	–	–	(0.9)
Provisions	–	(0.2)	–	(0.2)
	3.8	1.7	(0.3)	5.2
Customer relationships (note 9)				14.1
Goodwill (note 9)				12.4
Consideration				31.7
Satisfied by:				
Cash consideration				30.4
Acquisition expenses settled in cash				1.1
Accrued acquisition expenses				0.2
The net cash outflow in the period in respect of the acquisition of Duraco comprised:				
Cash consideration				30.4
Acquisition expenses settled in cash				1.1
Net cash outflow in respect of acquisition of Duraco				**31.5**

Included in the £12.4m of goodwill recognised above is the value of the unique revenue synergy opportunities available to Filtrona through the integration of the business. Due to its nature this asset cannot be individually identified nor reliably measured.

A summary of the acquisition of CSL Digital Print in 2006 is detailed below:

	Book and fair value of assets acquired £m
Property, plant and equipment	0.1
Trade and other receivables	0.1
Provisions	(0.3)
	(0.1)
Customer relationships (note 9)	0.6
Consideration, satisfied in cash	0.5

Notes

24. Discontinued operations

On 29 June 2007, Filtrona completed the disposal of Globalpack, its Brazilian consumer packaging business, to the Itavema Group for a total gross consideration of £27.9m. The disposal resulted in a profit before tax of £2.7m which has been recognised as discontinued operations in the income statement.

In March 2006 Filtrona completed the sale of the High Profile business for £0.3m, which was satisfied in cash, and the control of the business passed to the acquirer.

The results for Globalpack are presented below:

	2007 £m	2006 £m
Revenue	**14.0**	27.1
Operating profit	**1.8**	2.4
Finance income	**0.1**	0.3
Finance expense	**(0.1)**	(0.3)
Profit before tax from discontinued operations	**1.8**	2.4
Profit on disposal of discontinued operations	**2.7**	–
Income tax expense	**(2.5)**	(0.9)
Profit for the period	**2.0**	1.5
Attributable to:		
Equity holders of Filtrona plc	**1.1**	1.0
Minority interests	**0.9**	0.5
Profit for the period	**2.0**	1.5
Earnings per share attributable to equity holders of Filtrona plc:		
Basic	**0.5p**	0.5p
Diluted	**0.5p**	0.5p

Income tax expense is analysed as follows:

	2007 £m	2006 £m
On profit on ordinary activities	**0.7**	0.9
On the profit on disposal	**1.8**	–
	2.5	0.9

The major classes of assets and liabilities sold are analysed as follows:

	£m
Assets and liabilities disposed of other than cash	
Property, plant and equipment	17.5
Inventories	2.1
Trade and other receivables	6.2
Trade and other payables	(4.9)
Net assets disposed of other than cash and cash equivalents	20.9

24. Discontinued operations continued

	£m
Gain on disposal of discontinued operations	
Cash consideration	15.4
Disposal expenses settled in cash during the period	(1.2)
Disposal provisions utilised in cash during the period	(0.7)
Cash and short-term deposits in Globalpack on disposal	(0.6)
Net cash inflow in respect of disposal of Globalpack	12.9
Fair value of deferred consideration	10.2
Net assets disposed of less minority share	(18.4)
Cumulative exchange gains deferred in equity	5.0
Accrued disposal expenses	(0.8)
Warranty provisions	(5.7)
Closure expenses	(0.4)
Accelerated share option expense	(0.1)
Gain on disposal of discontinued operations	2.7

Closure expenses relate to the exit from a Coated and Security Products office in Barcelona, Spain.

The disposal of High Profile in 2006 had the following effect on Filtrona's assets and liabilities:

	£m
Inventories	0.3
Trade and other receivables	0.1
Trade and other payables	(0.1)
Net identifiable assets and liabilities (at date of completion)	0.3
Consideration, satisfied in cash	0.3

25. Dividends

	Per share		Total	
	2007 p	2006 p	2007 £m	2006 £m
2006 interim: paid 27 October 2006		2.30		5.0
2006 final: paid 4 May 2007		4.60		10.1
2007 interim: paid 26 October 2007	**2.52**		**5.4**	
2007 proposed final: payable 2 May 2008	**5.08**		**10.4**	
	7.60	6.90	**15.8**	15.1

The 2007 interim dividend paid was £5.4m, £0.1m lower than the amount proposed due to the impact of the Company purchasing its own shares.

26. Transactions with related parties

Filtrona has not entered into any material transactions with related parties other than with key management as disclosed in note 6. Furthermore, throughout 2007 and 2006, no Director had a personal interest in any significant transaction of Filtrona.

Filtrona plc balance sheet
at 31 December 2007

	Note	2007 £m	2006 £m
Fixed assets			
Investment in subsidiary undertaking	2,8	**277.6**	275.8
Current assets			
Debtors	3	**0.7**	0.1
Current liabilities			
Creditors: amounts falling due within one year	4	**(42.9)**	(21.5)
Net current liabilities		**(42.2)**	(21.4)
Net assets		**235.4**	254.4
Capital and reserves			
Issued capital	5	**54.8**	54.8
Capital redemption reserve	6	**0.1**	0.1
Profit and loss account	6	**180.5**	199.5
Shareholders' funds: equity interests		**235.4**	254.4

The financial statements on pages 96 to 101 were approved by the Board of Directors on 28 February 2008 and were signed on its behalf by:

Steve Dryden
Finance Director

Reconciliation of movement in shareholders' funds

	2007 £m	2006 £m
Opening shareholders' funds	**254.4**	268.9
Profit/(loss) for the year	27.0	(0.2)
Dividends paid	(15.5)	(14.3)
Share-based payments	1.8	1.2
Acquisition of employee trust shares	(1.7)	(1.2)
Purchase of own shares into treasury	(30.6)	-
Closing shareholders' funds	**235.4**	254.4

Accounting policies

a Basis of preparation
The financial statements have been prepared under the historical cost convention and have been prepared in accordance with the Companies Act 1985 and applicable UK accounting standards.

Under Section 230(4) of the Companies Act 1985, Filtrona plc is exempt from the requirements to present its own profit and loss account.

The following accounting policies have been consistently applied.

b Investment in subsidiary undertaking
Investment in subsidiary undertaking is held at cost less any provision for impairment.

c Share-based payments
The fair value of share options is measured at grant date. It is recognised as an addition to the cost of investment in the subsidiary in which the relevant employees work over the expected period between grant and vesting date of the options, with a corresponding adjustment to reserves.

d Own shares
The shares held in the Filtrona Employee Benefit Trust for the purpose of fulfilling obligations in respect of share-based incentive plans are treated as belonging to the Company and are deducted from its retained earnings. The cost of shares held directly (treasury shares) is also deducted from retained earnings.

e Dividends
Dividends are recognised as a liability in the period in which they are declared.

Notes

1. Net operating charges

The auditor was paid £4,238 (2006: £4,115) for the statutory audit of the Company. Fees paid to the Company's auditor for services other than the statutory audit of the Company are disclosed on page 74.

The Directors' remuneration, which was paid by Filtrona International Ltd is disclosed in the Report of the Remuneration Committee on pages 38 to 48.

2. Investments held as fixed assets

	Investment in subsidiary undertaking 2007 £m
At beginning of year	275.8
Additions	1.8
At end of year	**277.6**

3. Debtors

	2007 £m	2006 £m
Corporate taxes	0.7	0.1

4. Creditors

	2007 £m	2006 £m
Amounts falling due within one year		
Amounts owed to subsidiary undertakings	42.8	21.5
Other creditors	0.1	–
	42.9	21.5

5. Share capital

	2007 £m	2006 £m
Authorised: 500 million (2006: 500 million) ordinary shares of 25p (2006: 25p) each	125.0	125.0
Issued and fully paid ordinary shares of 25p (2006: 25p) each	**54.8**	54.8
Number of shares in issue		
Beginning and end of year	219,326,795	219,326,795

At 31 December 2007 the Company held 13,664,604 (2006: nil) of its own shares in treasury.

Notes

6. Movements on reserves

	Capital redemption reserve £m	Profit and loss account: Retained earnings £m	Profit and loss account: Own shares £m
At beginning of year	0.1	201.7	(2.2)
Retained profit for the year ended 31 December 2007		27.0	
Acquisition of employee benefit trust shares			(1.7)
Share-based payments		1.8	
Purchase of own shares into treasury			(30.6)
Dividends paid		(15.5)	
At end of year	**0.1**	**215.0**	**(34.5)**

As permitted by section 230 of the Companies Act 1985, the profit and loss account of the Company has not been separately presented in these financial statements. The profit attributable to equity holders included in the accounts of the Company is £27.0m (2006: loss of £0.2m).

Included in retained earnings are accumulated share-based payments of £3.5m (2006: £1.7m) which are not distributable.

7. Dividends

	Per share 2007 p	Per share 2006 p	Total 2007 £m	Total 2006 £m
2006 interim: paid 27 October 2006		2.30		5.0
2006 final: paid 4 May 2007		4.60		10.1
2007 interim: paid 26 October 2007	**2.52**		**5.4**	
2007 proposed final: payable 2 May 2008	**5.08**		**10.4**	
	7.60	6.90	**15.8**	15.1

The 2007 interim dividend paid was £5.4m, £0.1m lower than the amount proposed due to the impact of the Company purchasing its own shares.

8. Principal subsidiary undertakings

	Country of incorporation
Filtrona Extrusion Inc	US
Moss Plastic Parts Ltd	UK
Filtrona BV	The Netherlands
Cigarette Components Ltd	UK
Filtrona de Mexico S de RL de CV	Mexico
PT Filtrona Indonesia	Indonesia
Filtrona International GmbH	Germany
Filtrona International Ltd	UK
Filtrona United Kingdom Ltd	UK
FIL International Ltd	UK
Filtrona Finance Ltd	UK
Filtrona Industrial Corporation	US
FIL Holdings Corp	US

The companies named above are the principal subsidiary undertakings of Filtrona plc and are included in the consolidated financial statements of the Group. The wholly owned investments in the companies above relate to ordinary shares or common stock. The principal country in which each company operates is the country of incorporation.

Filtrona International Ltd is the only direct subsidiary of Filtrona plc.

Independent Auditor's Report to the members of Filtrona plc

We have audited the Group and parent company financial statements (the 'financial statements') of Filtrona plc for the year ended 31 December 2007 which comprise the Group income statement, the Group and parent company balance sheet, the Group statement of cash flows, the Group statement of recognised income and expense and the related notes. These financial statements have been prepared under the accounting policies set out therein.

We have also audited the information in the Report of the Remuneration Committee that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this Report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards ('IFRS') as adopted by the EU, and for preparing the parent company financial statements and the Report of the Remuneration Committee in accordance with applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities on page 37.

Our responsibility is to audit the financial statements and the part of the Report of the Remuneration Committee to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Report of the Remuneration Committee to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Directors' Report includes that specific information presented in the Business Review that is cross referred from the Business Review section of the Directors' Report. In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our Report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Report of the Remuneration Committee to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Report of the Remeration Committee to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Report of the Remuneration Committee to be audited.

Opinion
In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the EU, of the state of the Group's affairs as at 31 December 2007 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation;
- the Parent Company financial statements give a true and fair view, in accordance with UK Generally Accepted Accounting Practice, of the state of the parent company's affairs as at 31 December 2007;
- the Parent Company financial statements and the part of the Report of the Remuneration Committee to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the financial statements.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
28 February 2008

8 Salisbury Square
London, EC4Y 8BB
United Kingdom

Advisors' details and investor information

Secretary and Registered Office
Jon Green
Avebury House, 201–249 Avebury Boulevard, Milton Keynes, Buckinghamshire MK9 1AU
Company Number 05444653
www.filtrona.com

Financial advisor and stockbroker
JPMorgan Cazenove
20 Moorgate, London EC2R 6DA

Solicitors
Slaughter and May
One Bunhill Row, London EC1Y 8YY

Auditor
KPMG Audit Plc
8 Salisbury Square, London EC4Y 8BB

Principal bankers
Lloyds TSB Bank plc
25 Gresham Street, London EC2V 7HN

The Royal Bank of Scotland plc
280 Bishopsgate, London EC2M 4RB

Registrar
If you have any questions about your shareholding, please contact, in the first instance:
Computershare Investor Services plc
PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH
Telephone 0870 702 0003

Computershare also has an internet facility whereby shareholders in Filtrona plc are able to access details of their shareholding. You can access this service at **www.computershare.com.**

Electronic communication
As an alternative to receiving documentation through the post, the Company offers shareholders the option to receive by email, a notification that shareholder documents (including the Annual and Interim Reports, Notice of Shareholder Meetings, Proxy Forms etc.) are available for access on the Company's website. If you wish to make such an election, you should register online at **www.computershare.com**. If you have already made such an election you need take no further action. Registration is entirely voluntary and you may request a hard copy of the shareholder documents or change your election at any time.

CREST
Share Settlement System
The Company entered the CREST system on listing and the ordinary shares are available for settlement in CREST. As the membership system is voluntary, shareholders not wishing to participate can continue to hold their own share certificates.

Annual General Meeting
The Annual General Meeting of the Company will be held at the Holiday Inn Hotel, 500 Saxon Gate West, Milton Keynes, Buckinghamshire MK9 2HQ on Thursday 24 April 2008 at 12 noon.

Financial calendar 2008

Annual General Meeting	24 April 2008
Final dividend	2 May 2008
Interim announcement	August 2008
Interim dividend	October 2008

Designed and produced by Emperor Design Consultants Ltd
Telephone 020 7729 9090 www.emperordesign.co.uk

FILTRONA

Filtrona plc
Avebury House
201–249 Avebury Boulevard
Milton Keynes
Buckinghamshire
MK9 1AU
United Kingdom
T: +44 (0)1908 359100
F: +44 (0)1908 359120
E: enquiries@filtrona.com

www.filtrona.com

Notice of Annual General Meeting

THIS DOCUMENT AND THE ACCOMPANYING FORM OF PROXY ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION

FILTRONA


CORGI
CORGI
123456
BROMFIELD GAS
John Jones
Bromfield Gas
0870 401 2300
www.trustcorgi.com
31-Mar-08

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should seek your own financial advice from a stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom or, if you are not, from another appropriately authorised independent financial adviser. If you have sold or otherwise transferred all of your shares in Filtrona plc you should pass this document and accompanying form of proxy to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

FILTRONA

Filtrona plc

(incorporated and registered in England and Wales under number 05444653)

NOTICE OF ANNUAL GENERAL MEETING

Notice of the Annual General Meeting of the Company to be held at the Holiday Inn Hotel, 500 Saxon Gate West, Milton Keynes, Buckinghamshire MK9 2HQ on Thursday 24 April 2008 at 12 noon is set out at the end of this circular.

Whether or not you propose to attend the Annual General Meeting, please complete and submit a proxy form in accordance with the instructions printed on the enclosed form. The proxy form must be received not less than 48 hours before the time of the holding of the Annual General Meeting.

Notice of Annual General Meeting

Notice is hereby given that the 2008 Annual General Meeting of Filtrona plc (the 'Company') will be held at the Holiday Inn Hotel, 500 Saxon Gate West, Milton Keynes, Buckinghamshire MK9 2HQ on Thursday 24 April 2008 at 12 noon to consider the resolutions below.

Ordinary business

Resolutions 1 to 8 will be proposed as ordinary resolutions.

1. To receive and adopt the accounts for the year ended 31 December 2007 and the Reports of the Directors and Auditor thereon.
2. To receive and adopt the Report of the Remuneration Committee for the year ended 31 December 2007.
3. To declare a final dividend for the year ended 31 December 2007 of 5.08p per ordinary share.
4. To re-elect Mark Harper, who retires by rotation, as a Director.
5. To re-elect Paul Drechsler, who retires by rotation, as a Director.
6. To elect Steve Crummett as a Director.
7. To elect Lars Emilson as a Director.
8. To re-appoint KPMG Audit Plc as Auditor and to authorise the Directors to fix the Auditors' remuneration.

Special business

Resolution 9 will be proposed as an ordinary resolution, Resolutions 10 to 12 as special resolutions and Resolution 13 as an ordinary resolution.

9. Authority to allot unissued shares (ordinary resolution)

THAT the Directors be and they are hereby generally and unconditionally authorised, in substitution for all previous authorities, to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £17,138,516 provided that this authority shall expire, unless previously revoked or varied, at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

10. Allotment of shares for cash (special resolution)

THAT subject to the passing of Resolution 9 above the Directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94 of that Act) for cash pursuant to the authority granted by that resolution, and/or where such allotment constitutes an allotment of equity securities by virtue of section 94(3A) of that Act, as if section 89(1) of that Act did not apply to any such allotment provided that this power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders, where the equity securities respectively attributable to the interests of such ordinary shareholders are proportionate (or as nearly as may be) to the respective numbers of ordinary shares held by them, subject to such exclusions or other arrangements as the Directors may deem fit to deal with fractional entitlements or legal or practical problems arising under the laws of, or the requirements of any stock exchange or regulatory body in, any territory or otherwise howsoever; and

(b) the allotment or sale (otherwise than pursuant to paragraph (a) above) of equity securities up to an aggregate nominal amount of £2,741,585; and

shall expire, unless previously revoked or varied, at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities for pursuance of such offer or agreement as if the power hereby granted had not expired.

11. Purchase of own shares (special resolution)

THAT the Company be and is hereby generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163(3) of that Act) of ordinary shares of 25p each in its capital ('ordinary shares') provided that:

(a) the maximum aggregate number of ordinary shares which may be so purchased is 21,932,600;

(b) the maximum price at which any ordinary share may be so purchased is an amount equal to 105% of the average of the middle market quotations for an ordinary share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day of purchase and the minimum price is 25p per ordinary share; and

(c) this authority shall expire, unless previously revoked or varied, at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution or on 26 October 2009 (whichever shall occur first), save that the Company may, before such expiry, make contracts for purchases of ordinary shares which would or might be completed wholly or partly after such expiry and may make a purchase of ordinary shares in pursuance of any such contract.

Notice of Annual General Meeting

12. Adoption of new articles of association (special resolution)

THAT the Articles of Association produced to the meeting and initialled by the Chairman of the meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

13. Revised performance condition policy for future Long-Term Incentive Plan ('LTIP') awards (ordinary resolution)

THAT the Remuneration Committee of the Board be authorised to adopt the performance condition policy as described in Appendix 2 on page 8 of this document, in respect of future awards under the LTIP.

By order of the Board

Jon Green
Company Secretary
10 March 2008

Registered Office:
Avebury House
201–249 Avebury Boulevard
Milton Keynes
Buckinghamshire MK9 1AU

Registered in England and Wales No. 05444653

Notes

1. A member of the Company may appoint a proxy to exercise all or any of his/her rights to attend, speak, and vote in his/her stead. A member may appoint more than one proxy provided that each proxy is appointed to exercise the rights attached to different shares held by that member. A proxy need not be a member of the Company.

2. A form of proxy is enclosed. To be valid the form of proxy and (unless previously registered with the Company) the power of attorney (if any) under which it is signed (or a duly certified copy thereof) must be delivered to Computershare Investor Services PLC, PO Box 1975, The Pavilions, Bridgwater Road, Bristol BS99 3FA not later than 48 hours before the time appointed for holding the Meeting. Shareholders submitting a proxy are not precluded from attending the Meeting and voting if they wish to do so.

   To vote using the Internet, go to www.computershare.com/uk/voting/ftr. You will need an Internet enabled computer with minimum web browser of Internet Explorer 4 or Netscape 4. You will be asked to enter the Shareholder Reference Number and PIN number as printed on your form of proxy, and to agree to certain terms and conditions.

   CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Meeting and any adjournment(s) of the Meeting by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members and those CREST members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo Limited's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given by a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company's agent (ID 3RA50) by the latest time(s) for receipt of proxy appointments set out above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

   CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST Personal Member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting provider(s) take(s)) such action as is necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

   Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a 'Nominated Person') may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1 and 2 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by shareholders of the Company.

3. The register of Interests of the Directors and their connected persons in the share capital of the Company, copies of the Directors' service contracts, a document showing the proposed changes to be made to the Current Articles by the New Articles are available for inspection by members at the Company's registered office at Avebury House, 201–249 Avebury Boulevard, Milton Keynes, Buckinghamshire MK9 1AU between 8.30 am and 5.00 pm on any weekday (Saturdays, Sundays and public holidays excluded) from the date of this Notice until the date of the Meeting and will be available for inspection at the place of the Meeting from 15 minutes prior to the Meeting until its conclusion.

4. As at 7 March 2008 (being the last business day prior to the publication of this notice) the Company holds 13,664,604 shares as treasury shares within the meaning of Section 162A of the Companies Act 1985, representing approximately 6.2% of the total ordinary share capital of the Company in issue. As at 7 March 2008 (being the last business day prior to the publication of this notice) the Company's issued share capital consists of 219,326,795 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 7 March 2008 are 205,662,191.

5. Pursuant to Regulation 41 of the Uncertified Securities Regulations 2001, the Company gives notice that only those shareholders on the Register of Members of the Company at 12 noon on 22 April 2008 or, in the event of the adjourned Meeting, 48 hours prior to the time of the adjourned Meeting, will be entitled to attend and vote at the Meeting in respect of the number of shares registered in their respective names at that time. Changes to entries on the Register of Members after 12 noon on 22 April 2008, or 48 hours before the time appointed of any adjourned Meeting, will be disregarded in determining the rights of any person to attend and vote at the Meeting.

6. In order to facilitate voting by corporate representatives at the Meeting, arrangements will be put in place at the Meeting so that: (i) if a corporate shareholder has appointed the Chairman of the Meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the Meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the Meeting but the corporate shareholder has not appointed the Chairman of the Meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described in (i) above.

Explanatory Notes to the Notice of Annual General Meeting

The notes on the following pages give an explanation of certain of the proposed resolutions.

Resolutions 1 to 9 (inclusive) and 13 will be proposed as ordinary resolutions. This means that for each of those resolutions to be passed, more than half of the votes cast must be in favour of the resolution. Resolutions 10 to 12 (inclusive) will be proposed as special resolutions. This means that for each of those resolutions to be passed, at least three quarters of the votes cast must be in favour of the resolution.

1. Dividend (Resolution 3)
A final dividend for the year ended 31 December 2007 of 5.08p per ordinary share is recommended by the Directors and is put to shareholders for their approval. If approved, the dividend will be paid on 2 May 2008 to shareholders on the Register of Members of the Company at the close of business on 11 April 2008, making a total dividend in respect of the year ended 31 December 2007 of 7.60p per ordinary share. In accordance with the Articles of Association of the Company the shareholders cannot resolve to pay an amount greater than that recommended by the Directors.

2. Directors (Resolutions 4 to 7)
Biographical details of the Directors to be elected or re-elected can be found on page 31 and 33 of the Annual Report and on the Company website at **www.filtrona.com**.

Mark Harper and Paul Drechsler retire by rotation in accordance with the Articles of Association and being eligible offer themselves up for re-election.

Mark is the Chief Executive of Filtrona plc and Paul is the Senior Independent Non-Executive Director who is also the Chairman of the Remuneration Committee and a member of the Audit and Nomination Committees.

In proposing the re-election of the Directors the Chairman has confirmed that, following formal performance evaluation, each individual continues to make an effective and valuable contribution to the Board and demonstrates commitment to the role.

In accordance with the Articles of Association, Lars Emilson, having been appointed a Director since the last AGM, is required to retire at this meeting and, being eligible, offers himself for election. The Board concluded that Lars' extensive international experience would be beneficial to the composition of the Board.

In accordance with the Articles of Association, Steve Crummett, having been appointed a Director since the last AGM, is required to retire at this meeting and, being eligible, offers himself for election. The Board concluded that Steve's extensive international corporate development experience and financial background would be beneficial to the composition of the Board.

3. Renewal of Directors power to allot shares (Resolutions 9 and 10)
The Companies Act 1985 prevents Directors from allotting unissued shares without the authority of shareholders in general meeting.

Resolution 9 will, if passed, give the Directors the authority to allot shares up to a maximum nominal value of £17,138,516, representing one third of the issued share capital (excluding shares held in treasury) of the Company at 27 February 2008. The Directors do not intend at present to use this authority, save for issues of shares to satisfy the exercise of options under the Company's employee share schemes.

If the Directors wish to allot new shares for cash, or sell shares out of treasury, the Companies Act 1985 requires that the new shares or treasury shares (as applicable) be first offered to existing shareholders in proportion to their existing shareholdings.

For legal, regulatory and practical reasons, however, it might not be possible or desirable for new shares allotted or treasury shares sold to be offered to certain shareholders, particularly those resident overseas. Furthermore, it might in some circumstances be in the Company's interests for the Directors to be able to allot some shares for cash or sell some shares out of treasury without having to offer them first to existing shareholders. To enable this to be done, shareholders' statutory pre-emption rights must be disapplied.

Accordingly, Resolution 10 will, if passed, give the Directors renewed authority to allot equity securities as if shareholders' statutory pre-emption rights did not apply to such allotment in the following circumstances:

(a) sub-paragraph (a) of Resolution 10 seeks authority for the Directors to make any arrangements which may be necessary to deal with any legal, regulatory or practical problems arising in connection with a pre-emptive offer in favour of ordinary shareholders, for example by excluding affected shareholders from such issue or offer; and

(b) sub-paragraph (b) of Resolution 10 seeks the disapplication of shareholders' statutory pre-emption rights by empowering Directors to allot shares for cash on a non pre-emptive basis but only for new shares with a maximum aggregate nominal value of £2,741,585 which is equivalent to approximately 5% of the Company's issued ordinary share capital as at the close of business on 27 February 2008. The authority under Resolution 10 also covers the sale of treasury shares for cash.

Resolutions 9 and 10 are in line with standard practice and the guidelines issued by investor protection committees.

4. Purchase of own shares (Resolution 11)
Under the Companies Act 1985, the Company requires authorisation from shareholders in general meeting if it is to purchase its own shares. Resolution 11 seeks to renew the authority given at the last AGM.

The authority detailed in Resolution 11, which will be proposed as a special resolution, will, if passed, give the Directors the renewed authority to purchase up to approximately 10% of its issued share capital as at close of business on 27 February 2008 subject to the limitations in sub-paragraph (b) of the resolution on the maximum and minimum prices that may be paid. The authority will be exercised only if, in the opinion of the Directors, this will result in an increase in earnings per share and would be in the best interests of shareholders generally.

The Company will have the option of either holding in treasury or cancelling any shares purchased under this authority. Under the Companies Act 1985 the Company is permitted to hold up to 10% of its issued share capital as treasury shares. Treasury shares can be sold quickly and cost effectively for cash giving the Company additional flexibility in the management of its capital base. Whilst in treasury, the shares are treated as if cancelled so that no dividends are paid on them and they have no voting rights. As at 27 February 2008 (being the last business day prior to the publication of this notice) the Company holds 13,664,604 shares as treasury shares within the meaning of Section 162A of the Companies Act 1985, representing approximately 6.2% of the total ordinary share capital of the Company in issue.

5. Adoption of new Articles of Association (Resolution 12)
Resolution 12, which will be proposed as a special resolution, seeks to adopt new Articles of Association (the 'New Articles') in order to update the Company's current Articles of Association (the 'Current Articles') primarily to take account of changes in English company law brought about by the Companies Act 2006.

The principal changes introduced in the New Articles are summarised in Appendix 1. Other changes, which are of a minor, technical or clarificatory nature, and also some more minor changes which merely reflect changes made by the Companies Act 2006, have not been noted in Appendix 1. The New Articles showing all the changes to the Current Articles are available for inspection.

6. Revised performance condition policy for future LTIP awards (Resolution 13)
As the Company entered its third year of existence as an independent listed Company, the Remuneration Committee of the Board (the 'Committee') considered it timely to review the appropriateness of the Company's long-term incentive arrangements for its senior executives. The Committee undertook the review with advice from its appointed independent advisor, New Bridge Street Consultants LLP, and had regard to current market and competitive practice, UK Institutional Shareholders' guidance and best practice.

Further to its review, the Committee is proposing to make changes to Filtrona's LTIP strategy.

The first part of the Committee's revised strategy is that, going forwards, the share option element of the current long-term incentive strategy for senior executives will be replaced with an additional award of performance shares.

The revised strategy of the Committee will see an increase in the normal annual grant of performance shares from awards over shares equal in value to 100% of salary to awards over shares worth 150% of salary. This is within the maximum grant limits permitted by the rules of the LTIP, which provides scope for a maximum annual award of performance shares with value of 200% of salary.

The Committee is proposing that the performance condition for such future awards be split to provide that the vesting of half of each such award be determined by relative total shareholder performance (the same conditions as apply to performance awards to date) and the other half subject to a challenging earning per share growth performance condition.

A full description of the revised performance condition policy is set out in Appendix 2 to this circular.

In the interest of following best practice and to give shareholders an opportunity to show support for the proposal, Resolution 13, being proposed as an ordinary resolution, seeks shareholder consent to the adoption of a revised performance condition policy.

Appendix 1
Explanation of Principal Changes to the Company's Articles of Association

1. Articles which duplicate statutory provisions
Provisions in the Current Articles which replicate provisions contained in the Companies Act 2006 are in the main to be removed in the New Articles. This is in line with the approach advocated by the Government that statutory provisions should not be duplicated in a company's constitution. Certain examples of such provisions include provisions as to the form of resolutions, the variation of class rights, the requirement to keep accounting records and provisions regarding the period of notice required to convene general meetings. The main changes made to reflect this approach are detailed below.

2. Form of resolution
The Current Articles contain a provision that, where for any purpose an ordinary resolution is required, a special or extraordinary resolution is also effective and that, where an extraordinary resolution is required, a special resolution is also effective. This provision is being removed as the concept of extraordinary resolutions has not been retained under the Companies Act 2006. Further, the remainder of the provision is reflected in full in the Companies Act 2006.

The Current Articles enable members to act by written resolution. Under the Companies Act 2006 public companies can no longer pass written resolutions. These provisions have therefore been removed in the New Articles.

3. Convening Extraordinary and Annual General Meetings
The provisions in the Current Articles dealing with the convening of general meetings and the length of notice required to convene general meetings are being removed in the New Articles because the relevant matters are provided for in the Companies Act 2006. In particular an Extraordinary General Meeting to consider a special resolution can be convened on 14 days' notice whereas previously 21 days' notice was required.

4. Votes of members
Under the Companies Act 2006 proxies are entitled to vote on a show of hands whereas under the Current Articles proxies are only entitled to vote on a poll. The time limits for the appointment or termination of a proxy appointment have been altered by the Companies Act 2006 so that the articles cannot provide that they should be received more than 48 hours before the meeting or in the case of a poll taken more than 48 hours after the meeting, more than 24 hours before the time for the taking of a poll, with weekends and bank holidays being permitted to be excluded for this purpose. Multiple proxies may be appointed provided that each proxy is appointed to exercise the rights attached to a different share held by the shareholder. The New Articles reflect all of these new provisions.

5. Age of Directors on appointment
The Current Articles contain a provision requiring a Director's age to be disclosed if he has attained the age of 70 years or more in the notice convening a meeting at which the Director is proposed to be elected or re-elected. Such a provision could now fall foul of the Employment Equality (Age) Regulations 2006 and so has been removed from the New Articles.

6. Conflicts of interest
The Companies Act 2006 sets out Directors' general duties which largely codify the existing law but with some changes. Under the Companies Act 2006, from 1 October 2008 a Director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict with the Company's interests. The requirement is very broad and could apply, for example, if a Director becomes a director of another company or a trustee of another organisation. The Companies Act 2006 allows directors of public companies to authorise conflicts and potential conflicts, where appropriate, where the Articles of Association contain a provision to this effect. The Companies Act 2006 also allows the Articles of Association to contain other provisions for dealing with Directors' conflicts of interest to avoid a breach of duty. The New Articles give the Directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

There are safeguards which will apply when Directors decide whether to authorise a conflict or potential conflict. First, only Directors who have no interest in the matter being considered will be able to take the relevant decision, and secondly, in taking the decision the Directors must act in a way they consider, in good faith, will be most likely to promote the Company's success. The Directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

It is also proposed that the New Articles should contain provisions relating to confidential information, attendance at Board meetings and availability of Board papers to protect a Director from being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the Directors. It is the Board's intention to report annually on the Company's procedures for ensuring that the Board's powers of authorisation of conflicts are operated effectively and that the procedures have been followed.

7. Notice of Board meetings
Under the Current Articles, when a Director is abroad he can request that notice of Directors' meetings are sent to him at a specified address and if he does not do so he is not entitled to receive notice while he is away. This provision has been removed, as modern communications mean that there may be no particular obstacle to giving notice to a Director who is abroad.

8. Records to be kept
The provision in the Current Articles requiring the Board to keep accounting records has been removed as this requirement is contained in the Companies Act 2006.

9. Distribution of assets otherwise than in cash
The Current Articles contain provisions dealing with the distribution of assets in kind in the event of the Company going into liquidation. These provisions have been removed in the New Articles on the grounds that a provision about the powers of liquidators is a matter for insolvency law rather than the articles and that the Insolvency Act 1986 confers powers on the liquidator which would enable it to do what is envisaged by the Current Articles.

10. Electronic and web communications
Provisions of the Companies Act 2006 which came into force in January 2007 enable companies to communicate with members by electronic and/or website communications. The New Articles continue to allow communications to members in electronic form and, in addition, they also permit the Company to take advantage of the new provisions relating to website communications. Before the Company can communicate with a member by means of website communication, the relevant member must be asked individually by the Company to agree that the Company may send or supply documents or information to him by means of a website, and the Company must either have received a positive response or have received no response within the period of 28 days beginning with the date on which the request was sent. The Company will notify the member (either in writing, or by other permitted means) when a relevant document or information is placed on the website and a member can always request a hard copy version of the document or information.

11. General
Generally the opportunity has been taken to bring clearer language into the New Articles.

Appendix 2
Summary of the Performance Condition Policy for Future Performance Awards under the Filtrona Long-Term Incentive Plan

1. Introduction
The Committee has recently undertaken a review of the existing Long-Term Incentive Plan ('LTIP') arrangements in place for the Company's senior executives.

Resolution 13 being put to shareholders at the AGM seeks consent to the proposed adoption of a revised performance condition policy.

Section 2 below sets out the revised performance condition policy in connection with which shareholder approval is sought.

2. Revised performance condition policy
Under the revised policy it is proposed that two distinct performance conditions will apply.

The vesting of one half of each performance award ('the TSR award') will be dependent on the Company's total shareholder performance ('TSR') over a fixed three year period relative to that within a comparator group (the constituents of the FTSE 250 (excluding investment trusts) as at the start of the performance period).

Under the revised policy no part of the TSR award would vest unless the Company's TSR performance at least ranked at the median within the comparator group, thereafter the following vesting schedule would apply:

The Company's TSR performance over the performance period relative to comparator group	Extent of vesting of the TSR award
Median	25%
Between median and upper quartile	Pro-rata between 25% and 100%
Upper quartile or better	100%

The TSR of the Company and those within the comparator group shall be measured over a fixed period being the three year period commencing at the start of month in which the time of the grant of the award falls. The relevant TSR figures will be averaged over the three month period before the start and end of the performance period.

Under the revised policy the vesting of the other half of each performance award ('the EPS award') will be dependent on the Company's earnings per share performance over three consecutive financial years of the Company (starting with the financial year in which the grant of the award falls).

No part of the EPS award will vest unless the Company's earnings per share performance over the performance period is at least equal to RPI + 3% per annum, thereafter the following vesting schedule will apply:

The Company's EPS performance over the performance period	Extent of vesting of the EPS award
RPI + 3% per annum	25%
RPI + 3% to 8% per annum	Pro-rata between 25% and 100%
RPI + 8% per annum or better	100%

Earnings per share will be calculated on such basis as the Committee reasonably select.

The Committee continues to be able to set different performance conditions from those set out in the performance condition policy for future performance awards. The Committee also continues to be able to vary the performance conditions applying to performance awards which have been granted if an event has occurred which causes the Committee to consider that the performance condition would not, without the alteration, achieve its original purpose, provided the Committee acts fairly and reasonably in making the alteration.

The intention would be to apply the revised policy for future performance share awards, which will normally be split and made semi-annually. Subject to securing shareholder approval, the first grant under the revised policy will be made in May 2008 and thereafter in March of each year. A further grant will be made in September each year, when share options would otherwise have been granted.

The Committee believes that the revised policy outlined above will enhance senior executive motivation and retention and enable the Company to continue recruiting executives at the highest calibre.

3. Associated changes to the rules of the LTIP (for information only)

With a view to meeting best practice and major investors' expectations as to the suitable treatment of awards in the event of a 'takeover' scenario, the Committee also concluded from its review that at the time of the adoption of the revised performance condition policy the current rules of the LTIP should be amended to provide that the extent to which future performance awards may vest in the event of a takeover or winding-up of the Company will be subject to: (i) the extent that the performance conditions have been satisfied at that time; and (ii) the pro-rating of the awards to reflect the reduced period of time between their grant and vesting, although the Committee could decide not to pro-rate an award if it regards it as inappropriate to do so in the particular circumstances.

The rules of the LTIP in their current form provide that in the event of a takeover or winding-up of the Company (not being an internal corporate reorganisation) a participant's performance share award may vest in full at such time if the Committee is satisfied that the performance of the Company has been satisfactory over the curtailed performance period.

The rules of the LTIP in their current form already provide that in connection with a 'good leaver' event (e.g. cessation by reason of injury, disability, ill-health or redundancy) the extent to which such awards may vest is determined by the Committee having regard to the extent to which the performance conditions have been satisfied and appropriate time pro-rating adjustments.

Please note, as the proposed changes noted in this section 3 are not to the advantage of future participants, the Committee will rely on its authority under the rules of the LTIP to make such changes without further shareholder consent.

Contact details

Holiday Inn Hotel
500 Saxon Gate West
Milton Keynes
Buckinghamshire
MK9 2HQ
United Kingdom
Tel: +44 (0)870 400 9057
www.holiday-inn.com

How to get to Milton Keynes

By road
From the M1 leave the motorway at Junction 14, following signs to Milton Keynes Central. Go straight over seven roundabouts staying on the H6, Childs Way.

At the eighth roundabout (South Saxon) turn right.

The Holiday Inn Hotel is located on the left, immediately after the traffic lights (opposite Debenhams).

From the M40, follow the A34 to Bicester–Buckingham.

From Buckingham the A421 will take you into Milton Keynes. To get to the Holiday Inn Hotel follow signs to Milton Keynes Central and the hotel is on V7, Saxon Gate West.

By rail
Virgin Trains and Silverlink Services provide direct and regular train services to Milton Keynes.

For further information, please contact National Rail Enquiries on 08457 48 49 50 (24 hours) or www.nationalrail.co.uk.


M1
14
M1
A509
Port Way
H5
Childs
Way H6
Tongwell
Street
Saxon
Street
V7
A4146
South
Saxon
B4034
A421
Saxon
Street

Released: 03/03/2008

RNS Number:2195P
Filtrona plc
03 March 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

FILTRONA PLC

2. State whether the notification relates to
(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

THE NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

LARS EMILSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN (3) ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

EFG BANK

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

2,500 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.004%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£1.8187 per share

14. Date and place of transaction

29 August 2008, UK

15. Total holding following notification and total percentage holding following notification (any treasury

shares should not be taken into account when calculating percentage)

7,500 SHARES

File No: 82-34882

16. Date issuer informed of transaction

29 February 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

-

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

N/A

24. Name of contact and telephone number for queries
PATRICIA KINGDON - 01908 359 100

Name and signature of duly authorised officer of issuer responsible for making notification
JON GREEN
COMPANY SECRETARY

Date of notification
29 February 2008

END

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSUUUBAWUPRGWW

File No. 82-34882

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS REPLACEMENT

This replaces the announcement released on 3 March 2008 under RNS number 2195P and amends the percentage holding of the acquisition and the date of the transaction.

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   FILTRONA PLC

2. State whether the notification relates to
   (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
   (iii) both (i) and (ii)

   THE NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR 3.1.4R(1)(A)

3. Name of person discharging managerial responsibilities/director

   LARS EMILSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   THE NOTIFICATION IS IN RESPECT OF THE HOLDING OF THE PERSON REFERRED TO IN (3) ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 25P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

EFG BANK

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

2,500 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£1.8187 per share

14. Date and place of transaction

29 February 2008, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

7,500 SHARES 0.004%

16. Date issuer informed of transaction

29 February 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes –

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

    N/A

24. Name of contact and telephone number for queries
    PATRICIA KENDALL – 01908 359 100

Name and signature of duly authorised officer of issuer responsible for making notification
JON GREEN
COMPANY SECRETARY

Date of notification
4 MARCH 2008

END

082-34882

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with *Disclosure Rule 3.1.4R(1), and in accordance with Section* 329 of the Companies Act 1985, the Company was advised on 3 March 2008 of the following directors who have acquired an interest in the ordinary share capital of Filtrona plc (the 'Company):

1. Name of company

   Filtrona plc

2. Name of director

   Mark Harper

3. Nature of transaction

   A Deferred Annual Share Bonus Plan ('DASB') award

4. Date of grant

   03 March 2008

5. Period during which or date on which exercisable

   DASB – deferred until 01 March 2011 subject to the rules of the DASB

6. Total amount paid (if any) for grant of the option

   n/a

7. Description of shares or debentures involved: class, number

Number of 25p ordinary shares
114,499

8. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

   n/a

File No: 82-34882

9. Total number of shares or debentures over which options held following this notification

Details	Number
Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	126,902
Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	476,243
Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	483,883
Deferred Annual Share Bonus Plan Award	222,350
Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
TOTAL	**1,321,154**

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Patricia Kendall 01908 359100

25. Name and signature of authorised company official responsible for making this notification

Steve Dryden
Finance Director

Date of Notification
4 March 2008

File No: 82-34882

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure Rule 3.1.4R(1), and in accordance with Section 329 of the Companies Act 1985, the Company was advised on 3 March 2008 of the following directors/persons discharging managerial responsibility ('PDMR') who have acquired an interest in the ordinary share capital of Filtrona plc (the 'Company):

1. Name of company

   Filtrona plc

2. Name of directors/PDMR

   Steve Crummett
   Antony Edwards
   Jon Green
   Robert Purcell
   Sreekumar Puthen Thermedam
   Russell Rogers
   Neil Shillingford
   Alan Tidy

3. Nature of transaction

   A Deferred Annual Share Bonus Plan ('DASB') award

4. Date of grant
   03 March 2008

5. Period during which or date on which exercisable

   DASB – deferred until 01 March 2011 subject to the rules of the DASB

6. Total amount paid (if any) for grant of the option

   n/a

7. Description of shares or debentures involved: class, number File No: 82-34882

PMDR	Number of 25p ordinary shares
Steve Crummett	29,191
Antony Edwards	22,069
Jon Green	29,191
Robert Purcell	40,240
Sreekumar Puthen Thermedam	33,944
Russell Rogers	22,280
Neil Shillingford	17,111
Alan Tidy	28,184

8. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

9. Total number of shares or debentures over which options held following this notification

PMDR	Details	Number
Steve Crummett	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	12,552
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	60,669
	Deferred Annual Share Bonus Plan Award	29,191
	TOTAL	**102,412**
Antony Edwards	Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	29,608
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	115,784
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	142,752
	Deferred Annual Share Bonus Plan Award	26,618
	TOTAL	**326,538**

PMDR	Details	Number
Jon Green	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	105,635
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	131,036
	Deferred Annual Share Bonus Plan Award	50,362
	TOTAL	**298,809**
Robert Purcell	Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	85,194
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	157,416
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	188,582
	Deferred Annual Share Bonus Plan Award	89,013
	TOTAL	**531,981**
Sreekumar Puthen Thermedam	Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	40,574
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	147,304
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	179,161
	Deferred Annual Share Bonus Plan Award	38,437
	TOTAL	**417,252**

PMDR	Details	Number
Russell Rogers	Matching Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	6,106
	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	115,653
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	143,416
	Deferred Annual Share Bonus Plan Award	39,906
	TOTAL	**305,081**
Neil Shillingford	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	85,259
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	142,693
	Deferred Annual Share Bonus Plan Award	40,130
	TOTAL	**268,082**
Alan Tidy	Performance Share Award under Part B of the Filtrona plc Long Term Incentive Plan	111,607
	Approved Options under Part A of the Filtrona plc Long Term Incentive Plan	11,776
	Unapproved Options under Part A of the Filtrona plc Long Term Incentive Plan	132,186
	Deferred Annual Share Bonus Plan Award	49,469
	TOTAL	**305,038**

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Patricia Kendall 01908 359 100

25. Name and signature of authorised company official responsible for making this notification

Steve Dryden Finance Director

Date of Notification

04 March 2008

File No: 82-34882

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Filtrona Plc**

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to notification obligation:	BAE Systems Pension Funds Investment Management Ltd
4. Full name of shareholder(s) (if different from 3):	BAE Systems Pension Funds CIF Trustees Ltd BAE Systems 2000 Pension Plan Trustees Ltd
5. Date of transaction (and date on which the threshold is crossed or reached if different):	5th March 2008
6. Date on which issuer notified:	6th March 2008
7. Threshold(s) that is/are crossed or reached:	3%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB00B0744359	6,746,376	6,746,376	5,746,376	5,746,376	0	2.79%	0

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
5,746,376	2.79%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

BAE Systems Pension Funds Investment Management Ltd *

BAE Systems Pension Funds CIF Trustees Ltd

BAE Systems 2000 Pension Plan Trustees Ltd

* BAE Systems Pension Funds Investment Management Ltd is OPS firm acting for trustees of the above schemes.

Proxy Voting:

10. Name of proxy holder:	Nortrust Nominees Limited
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	None
14 Contact name:	Patricia Kendall
15. Contact telephone name:	01908 359100

C: Additional information

File No: 82-34882

Appointment of Finance Director

Filtrona plc is pleased to announce the appointment of Steve Crummett to the position of Finance Director with effect from 19 March 2008. Steve is a Chartered Accountant, having trained with Arthur Andersen after graduating from Oxford University. Prior to joining Filtrona as Director of Corporate Development in May 2007, he held various senior finance positions with Exel plc, McKechnie Ltd and Logica plc.

Further to the announcement on 4 December 2007, Filtrona plc today confirms that Steve Dryden will resign from the Board of Directors of the Company on 19 March 2008 and his employment will terminate with effect from 31 March 2008.

Commenting on the appointment, Filtrona Chief Executive Mark Harper said, "Since joining Filtrona, Steve Crummett has had a key role in the development of the Company's acquisition initiatives and corporate strategy. He combines considerable international corporate development experience with a strong financial background and he will contribute significantly to the Board and to the ongoing growth and development of Filtrona."

In accordance with the Listing Rules 9.6.13 (1) Steve Crummett has advised that he has been appointed a director of the following companies

- Isotrak Limited - (resigned 31 July 2006)
- Unique Logistics International Limited - (resigned 23 March 2006)
- *Unique Logistics Holdings Limited – (resigned 23 March 2006) – (Hong Kong* Registered)

Steve Crummett confirms that there are no other details to be disclosed under Listing Rule 9.6.13 (2) to (6)

As at the date of this announcement Steve Crummett has the following interests in the ordinary shares of Filtrona plc.

- Approved options under Part A of the Filtrona plc Long Term Incentive Plan - 12,552
- Unapproved options under Part A of the Filtrona plc Long Term Incentive Plan - 60,669
- Deferred Annual Share Bonus Plan - 29,191

Enquiries:

Filtrona plc — Tel: 01908 359100
Mark Harper, Chief Executive

Finsbury — Tel: 020 7251 3801
James Leviton
Gordon Simpson

File No: 82-34882

19 March 2008

Annual Report and Accounts 2007 and Circular including Notice of Annual General Meeting

In compliance with Listing Rule 9.6.1 Filtrona plc has submitted to the UK Listing Authority two copies of the documents listed below:

1. Annual Report and Accounts 2007
2. Circular including the Notice of Annual General Meeting for 2008

Copies of the above documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility at:

The Financial Services Authority
25 The North Colonade
Canary Wharf
London
R14 5HS

TR-1: Notifications of Major Interests in Shares	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Filtrona Plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to notification obligation:	J P Morgan Chase & Co
4. Full name of shareholder(s) (if different from 3):	J P Morgan Asset Management (UK) Limited
5. Date of transaction (and date on which the threshold is crossed or reached if different):	25th March 2008
6. Date on which issuer notified:	28th March 2008
7. Threshold(s) that is/are crossed or reached:	5%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares if possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB00B0744359	Below 5%	Below 5%	10,460,225		10,460,225		5.09%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
N/A				

File No: 82-34882

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
10,460,225	5.09%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Total disclosable holding for JP Morgan Chase & Co : 10,460,225 (5.09%)

Holdings by controlled undertakings of JP Morgan Chase & Co are as follows:

JP Morgan Asset Management (UK) Limited: 10,460,225 (5.09%)

Proxy Voting:

10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	None
14 Contact name:	Patricia Kendall
15. Contact telephone name:	01908 359100

C: Additional information

Notice of Annual General Meeting

FILTRONA

THIS DOCUMENT AND THE ACCOMPANYING FORM OF PROXY ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION



BROMFIELD GAS
John Jones
Bromfield Gas
31-Mar-08

Notice of Annual General Meeting

Notice is hereby given that the 2008 Annual General Meeting of Filtrona plc (the 'Company') will be held at the Holiday Inn Hotel, 500 Saxon Gate West, Milton Keynes, Buckinghamshire MK9 2HQ on Thursday 24 April 2008 at 12 noon to consider the resolutions below.

Ordinary business
Resolutions 1 to 8 will be proposed as ordinary resolutions.

1. To receive and adopt the accounts for the year ended 31 December 2007 and the Reports of the Directors and Auditor thereon.
2. To receive and adopt the Report of the Remuneration Committee for the year ended 31 December 2007.
3. To declare a final dividend for the year ended 31 December 2007 of 5.08p per ordinary share.
4. To re-elect Mark Harper, who retires by rotation, as a Director.
5. To re-elect Paul Drechsler, who retires by rotation, as a Director.
6. To elect Steve Crummett as a Director.
7. To elect Lars Emilson as a Director.
8. To re-appoint KPMG Audit Plc as Auditor and to authorise the Directors to fix the Auditors' remuneration.

Special business
Resolution 9 will be proposed as an ordinary resolution, Resolutions 10 to 12 as special resolutions and Resolution 13 as an ordinary resolution.

9. Authority to allot unissued shares (ordinary resolution)

THAT the Directors be and they are hereby generally and unconditionally authorised, in substitution for all previous authorities, to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £17,138,516 provided that this authority shall expire, unless previously revoked or varied, at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

10. Allotment of shares for cash (special resolution)

THAT subject to the passing of Resolution 9 above the Directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94 of that Act) for cash pursuant to the authority granted by that resolution, and/or where such allotment constitutes an allotment of equity securities by virtue of section 94(3A) of that Act, as if section 89(1) of that Act did not apply to any such allotment provided that this power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders, where the equity securities respectively attributable to the interests of such ordinary shareholders are proportionate (or as nearly as may be) to the respective numbers of ordinary shares held by them, subject to such exclusions or other arrangements as the Directors may deem fit to deal with fractional entitlements or legal or practical problems arising under the laws of, or the requirements of any stock exchange or regulatory body in, any territory or otherwise howsoever; and

(b) the allotment or sale (otherwise than pursuant to paragraph (a) above) of equity securities up to an aggregate nominal amount of £2,741,585; and

shall expire, unless previously revoked or varied, at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities for pursuance of such offer or agreement as if the power hereby granted had not expired.

11. Purchase of own shares (special resolution)

THAT the Company be and is hereby generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163(3) of that Act) of ordinary shares of 25p each in its capital ('ordinary shares') provided that:

(a) the maximum aggregate number of ordinary shares which may be so purchased is 21,932,600;

(b) the maximum price at which any ordinary share may be so purchased is an amount equal to 105% of the average of the middle market quotations for an ordinary share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day of purchase and the minimum price is 25p per ordinary share; and

(c) this authority shall expire, unless previously revoked or varied, at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution or on 26 October 2009 (whichever shall occur first), save that the Company may, before such expiry, make contracts for purchases of ordinary shares which would or might be completed wholly or partly after such expiry and may make a purchase of ordinary shares in pursuance of any such contract.

Notice of Annual General Meeting

THIS DOCUMENT AND THE ACCOMPANYING FORM OF PROXY ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION

FILTRONA


123456
BROMFIELD GAS
John Jones
Bromfield Gas
31-Mar-09
0870 401 2300

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should seek your own financial advice from a stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom or, if you are not, from another appropriately authorised independent financial adviser. If you have sold or otherwise transferred all of your shares in Filtrona plc you should pass this document and accompanying form of proxy to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

FILTRONA

Filtrona plc

(incorporated and registered in England and Wales under number 05444653)

NOTICE OF ANNUAL GENERAL MEETING

Notice of the Annual General Meeting of the Company to be held at the Holiday Inn Hotel, 500 Saxon Gate West, Milton Keynes, Buckinghamshire MK9 2HQ on Thursday 24 April 2008 at 12 noon is set out at the end of this circular.

Whether or not you propose to attend the Annual General Meeting, please complete and submit a proxy form in accordance with the instructions printed on the enclosed form. The proxy form must be received not less than 48 hours before the time of the holding of the Annual General Meeting.

Notice of Annual General Meeting

Notice is hereby given that the 2008 Annual General Meeting of Filtrona plc (the 'Company') will be held at the Holiday Inn Hotel, 500 Saxon Gate West, Milton Keynes, Buckinghamshire MK9 2HQ on Thursday 24 April 2008 at 12 noon to consider the resolutions below.

Ordinary business

Resolutions 1 to 8 will be proposed as ordinary resolutions.

1. To receive and adopt the accounts for the year ended 31 December 2007 and the Reports of the Directors and Auditor thereon.
2. To receive and adopt the Report of the Remuneration Committee for the year ended 31 December 2007.
3. To declare a final dividend for the year ended 31 December 2007 of 5.08p per ordinary share.
4. To re-elect Mark Harper, who retires by rotation, as a Director.
5. To re-elect Paul Drechsler, who retires by rotation, as a Director.
6. To elect Steve Crummett as a Director.
7. To elect Lars Emilson as a Director.
8. To re-appoint KPMG Audit Plc as Auditor and to authorise the Directors to fix the Auditors' remuneration.

Special business

Resolution 9 will be proposed as an ordinary resolution, Resolutions 10 to 12 as special resolutions and Resolution 13 as an ordinary resolution.

9. Authority to allot unissued shares (ordinary resolution)

THAT the Directors be and they are hereby generally and unconditionally authorised, in substitution for all previous authorities, to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £17,138,516 provided that this authority shall expire, unless previously revoked or varied, at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

10. Allotment of shares for cash (special resolution)

THAT subject to the passing of Resolution 9 above the Directors be and they are hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94 of that Act) for cash pursuant to the authority granted by that resolution, and/or where such allotment constitutes an allotment of equity securities by virtue of section 94(3A) of that Act, as if section 89(1) of that Act did not apply to any such allotment provided that this power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of ordinary shareholders, where the equity securities respectively attributable to the interests of such ordinary shareholders are proportionate (or as nearly as may be) to the respective numbers of ordinary shares held by them, subject to such exclusions or other arrangements as the Directors may deem fit to deal with fractional entitlements or legal or practical problems arising under the laws of, or the requirements of any stock exchange or regulatory body in, any territory or otherwise howsoever; and

(b) the allotment or sale (otherwise than pursuant to paragraph (a) above) of equity securities up to an aggregate nominal amount of £2,741,585; and

shall expire, unless previously revoked or varied, at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities for pursuance of such offer or agreement as if the power hereby granted had not expired.

11. Purchase of own shares (special resolution)

THAT the Company be and is hereby generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163(3) of that Act) of ordinary shares of 25p each in its capital ('ordinary shares') provided that:

(a) the maximum aggregate number of ordinary shares which may be so purchased is 21,932,600;

(b) the maximum price at which any ordinary share may be so purchased is an amount equal to 105% of the average of the middle market quotations for an ordinary share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day of purchase and the minimum price is 25p per ordinary share; and

(c) this authority shall expire, unless previously revoked or varied, at the conclusion of the next Annual General Meeting of the Company after the passing of this Resolution or on 26 October 2009 (whichever shall occur first), save that the Company may, before such expiry, make contracts for purchases of ordinary shares which would or might be completed wholly or partly after such expiry and may make a purchase of ordinary shares in pursuance of any such contract.

Notice of Annual General Meeting

12. Adoption of new articles of association (special resolution)

THAT the Articles of Association produced to the meeting and initialled by the Chairman of the meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

13. Revised performance condition policy for future Long-Term Incentive Plan ('LTIP') awards (ordinary resolution)

THAT the Remuneration Committee of the Board be authorised to adopt the performance condition policy as described in Appendix 2 on page 8 of this document, in respect of future awards under the LTIP.

By order of the Board

Jon Green
Company Secretary
10 March 2008

Registered Office:
Avebury House
201–249 Avebury Boulevard
Milton Keynes
Buckinghamshire MK9 1AU

Registered in England and Wales No. 05444653

Notes

1. A member of the Company may appoint a proxy to exercise all or any of his/her rights to attend, speak, and vote in his/her stead. A member may appoint more than one proxy provided that each proxy is appointed to exercise the rights attached to different shares held by that member. A proxy need not be a member of the Company.

2. A form of proxy is enclosed. To be valid the form of proxy and (unless previously registered with the Company) the power of attorney (if any) under which it is signed (or a duly certified copy thereof) must be delivered to Computershare Investor Services PLC, PO Box 1975, The Pavilions, Bridgwater Road, Bristol BS99 3FA not later than 48 hours before the time appointed for holding the Meeting. Shareholders submitting a proxy are not precluded from attending the Meeting and voting if they wish to do so.

   To vote using the Internet, go to www.computershare.com/uk/voting/ftr. You will need an Internet enabled computer with minimum web browser of Internet Explorer 4 or Netscape 4. You will be asked to enter the Shareholder Reference Number and PIN number as printed on your form of proxy, and to agree to certain terms and conditions.

   CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Meeting and any adjournment(s) of the Meeting by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members and those CREST members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo Limited's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given by a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company's agent (ID 3RA50) by the latest time(s) for receipt of proxy appointments set out above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

   CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST Personal Member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting provider(s) take(s)) such action as is necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

   Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a 'Nominated Person') may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1 and 2 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by shareholders of the Company.

3. The register of interests of the Directors and their connected persons in the share capital of the Company, copies of the Directors' service contracts, a document showing the proposed changes to be made to the Current Articles by the New Articles are available for inspection by members at the Company's registered office at Avebury House, 201–249 Avebury Boulevard, Milton Keynes, Buckinghamshire MK9 1AU between 8.30 am and 5.00 pm on any weekday (Saturdays, Sundays and public holidays excluded) from the date of this Notice until the date of the Meeting and will be available for inspection at the place of the Meeting from 15 minutes prior to the Meeting until its conclusion.

4. As at 7 March 2008 (being the last business day prior to the publication of this notice) the Company holds 13,664,604 shares as treasury shares within the meaning of Section 162A of the Companies Act 1985, representing approximately 6.2% of the total ordinary share capital of the Company in issue. As at 7 March 2008 (being the last business day prior to the publication of this notice) the Company's issued share capital consists of 219,326,795 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 7 March 2008 are 205,662,191.

5. Pursuant to Regulation 41 of the Uncertified Securities Regulations 2001, the Company gives notice that only those shareholders on the Register of Members of the Company at 12 noon on 22 April 2008 or, in the event of the adjourned Meeting, 48 hours prior to the time of the adjourned Meeting, will be entitled to attend and vote at the Meeting in respect of the number of shares registered in their respective names at that time. Changes to entries on the Register of Members after 12 noon on 22 April 2008, or 48 hours before the time appointed of any adjourned Meeting, will be disregarded in determining the rights of any person to attend and vote at the Meeting.

6. In order to facilitate voting by corporate representatives at the Meeting, arrangements will be put in place at the Meeting so that: (i) if a corporate shareholder has appointed the Chairman of the Meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the Meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the Meeting but the corporate shareholder has not appointed the Chairman of the Meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described in (i) above.

Explanatory Notes to the Notice of Annual General Meeting

The notes on the following pages give an explanation of certain of the proposed resolutions.

Resolutions 1 to 9 (inclusive) and 13 will be proposed as ordinary resolutions. This means that for each of those resolutions to be passed, more than half of the votes cast must be in favour of the resolution. Resolutions 10 to 12 (inclusive) will be proposed as special resolutions. This means that for each of those resolutions to be passed, at least three quarters of the votes cast must be in favour of the resolution.

1. Dividend (Resolution 3)
A final dividend for the year ended 31 December 2007 of 5.08p per ordinary share is recommended by the Directors and is put to shareholders for their approval. If approved, the dividend will be paid on 2 May 2008 to shareholders on the Register of Members of the Company at the close of business on 11 April 2008, making a total dividend in respect of the year ended 31 December 2007 of 7.60p per ordinary share. In accordance with the Articles of Association of the Company the shareholders cannot resolve to pay an amount greater than that recommended by the Directors.

2. Directors (Resolutions 4 to 7)
Biographical details of the Directors to be elected or re-elected can be found on page 31 and 33 of the Annual Report and on the Company website at **www.filtrona.com**.

Mark Harper and Paul Drechsler retire by rotation in accordance with the Articles of Association and being eligible offer themselves up for re-election.

Mark is the Chief Executive of Filtrona plc and Paul is the Senior Independent Non-Executive Director who is also the Chairman of the Remuneration Committee and a member of the Audit and Nomination Committees.

In proposing the re-election of the Directors the Chairman has confirmed that, following formal performance evaluation, each individual continues to make an effective and valuable contribution to the Board and demonstrates commitment to the role.

In accordance with the Articles of Association, Lars Emilson, having been appointed a Director since the last AGM, is required to retire at this meeting and, being eligible, offers himself for election. The Board concluded that Lars' extensive international experience would be beneficial to the composition of the Board.

In accordance with the Articles of Association, Steve Crummett, having been appointed a Director since the last AGM, is required to retire at this meeting and, being eligible, offers himself for election. The Board concluded that Steve's extensive international corporate development experience and financial background would be beneficial to the composition of the Board.

3. Renewal of Directors power to allot shares (Resolutions 9 and 10)
The Companies Act 1985 prevents Directors from allotting unissued shares without the authority of shareholders in general meeting.

Resolution 9 will, if passed, give the Directors the authority to allot shares up to a maximum nominal value of £17,138,516, representing one third of the issued share capital (excluding shares held in treasury) of the Company at 27 February 2008. The Directors do not intend at present to use this authority, save for issues of shares to satisfy the exercise of options under the Company's employee share schemes.

If the Directors wish to allot new shares for cash, or sell shares out of treasury, the Companies Act 1985 requires that the new shares or treasury shares (as applicable) be first offered to existing shareholders in proportion to their existing shareholdings.

For legal, regulatory and practical reasons, however, it might not be possible or desirable for new shares allotted or treasury shares sold to be offered to certain shareholders, particularly those resident overseas. Furthermore, it might in some circumstances be in the Company's interests for the Directors to be able to allot some shares for cash or sell some shares out of treasury without having to offer them first to existing shareholders. To enable this to be done, shareholders' statutory pre-emption rights must be disapplied.

Accordingly, Resolution 10 will, if passed, give the Directors renewed authority to allot equity securities as if shareholders' statutory pre-emption rights did not apply to such allotment in the following circumstances:

(a) sub-paragraph (a) of Resolution 10 seeks authority for the Directors to make any arrangements which may be necessary to deal with any legal, regulatory or practical problems arising in connection with a pre-emptive offer in favour of ordinary shareholders, for example by excluding affected shareholders from such issue or offer; and

(b) sub-paragraph (b) of Resolution 10 seeks the disapplication of shareholders' statutory pre-emption rights by empowering Directors to allot shares for cash on a non pre-emptive basis but only for new shares with a maximum aggregate nominal value of £2,741,585 which is equivalent to approximately 5% of the Company's issued ordinary share capital as at the close of business on 27 February 2008. The authority under Resolution 10 also covers the sale of treasury shares for cash.

Resolutions 9 and 10 are in line with standard practice and the guidelines issued by investor protection committees.

4. Purchase of own shares (Resolution 11)

Under the Companies Act 1985, the Company requires authorisation from shareholders in general meeting if it is to purchase its own shares. Resolution 11 seeks to renew the authority given at the last AGM.

The authority detailed in Resolution 11, which will be proposed as a special resolution, will, if passed, give the Directors the renewed authority to purchase up to approximately 10% of its issued share capital as at close of business on 27 February 2008 subject to the limitations in sub-paragraph (b) of the resolution on the maximum and minimum prices that may be paid. The authority will be exercised only if, in the opinion of the Directors, this will result in an increase in earnings per share and would be in the best interests of shareholders generally.

The Company will have the option of either holding in treasury or cancelling any shares purchased under this authority. Under the Companies Act 1985 the Company is permitted to hold up to 10% of its issued share capital as treasury shares. Treasury shares can be sold quickly and cost effectively for cash giving the Company additional flexibility in the management of its capital base. Whilst in treasury, the shares are treated as if cancelled so that no dividends are paid on them and they have no voting rights. As at 27 February 2008 (being the last business day prior to the publication of this notice) the Company holds 13,664,604 shares as treasury shares within the meaning of Section 162A of the Companies Act 1985, representing approximately 6.2% of the total ordinary share capital of the Company in issue.

5. Adoption of new Articles of Association (Resolution 12)

Resolution 12, which will be proposed as a special resolution, seeks to adopt new Articles of Association (the 'New Articles') in order to update the Company's current Articles of Association (the 'Current Articles') primarily to take account of changes in English company law brought about by the Companies Act 2006.

The principal changes introduced in the New Articles are summarised in Appendix 1. Other changes, which are of a minor, technical or clarificatory nature, and also some more minor changes which merely reflect changes made by the Companies Act 2006, have not been noted in Appendix 1. The New Articles showing all the changes to the Current Articles are available for inspection.

6. Revised performance condition policy for future LTIP awards (Resolution 13)

As the Company entered its third year of existence as an independent listed Company, the Remuneration Committee of the Board (the 'Committee') considered it timely to review the appropriateness of the Company's long-term incentive arrangements for its senior executives. The Committee undertook the review with advice from its appointed independent advisor, New Bridge Street Consultants LLP, and had regard to current market and competitive practice, UK Institutional Shareholders' guidance and best practice.

Further to its review, the Committee is proposing to make changes to Filtrona's LTIP strategy.

The first part of the Committee's revised strategy is that, going forwards, the share option element of the current long-term incentive strategy for senior executives will be replaced with an additional award of performance shares.

The revised strategy of the Committee will see an increase in the normal annual grant of performance shares from awards over shares equal in value to 100% of salary to awards over shares worth 150% of salary. This is within the maximum grant limits permitted by the rules of the LTIP, which provides scope for a maximum annual award of performance shares with value of 200% of salary.

The Committee is proposing that the performance condition for such future awards be split to provide that the vesting of half of each such award be determined by relative total shareholder performance (the same conditions as apply to performance awards to date) and the other half subject to a challenging earning per share growth performance condition.

A full description of the revised performance condition policy is set out in Appendix 2 to this circular.

In the interest of following best practice and to give shareholders an opportunity to show support for the proposal, Resolution 13, being proposed as an ordinary resolution, seeks shareholder consent to the adoption of a revised performance condition policy.

Appendix 1
Explanation of Principal Changes to the Company's Articles of Association

1. Articles which duplicate statutory provisions
Provisions in the Current Articles which replicate provisions contained in the Companies Act 2006 are in the main to be removed in the New Articles. This is in line with the approach advocated by the Government that statutory provisions should not be duplicated in a company's constitution. Certain examples of such provisions include provisions as to the form of resolutions, the variation of class rights, the requirement to keep accounting records and provisions regarding the period of notice required to convene general meetings. The main changes made to reflect this approach are detailed below.

2. Form of resolution
The Current Articles contain a provision that, where for any purpose an ordinary resolution is required, a special or extraordinary resolution is also effective and that, where an extraordinary resolution is required, a special resolution is also effective. This provision is being removed as the concept of extraordinary resolutions has not been retained under the Companies Act 2006. Further, the remainder of the provision is reflected in full in the Companies Act 2006.

The Current Articles enable members to act by written resolution. Under the Companies Act 2006 public companies can no longer pass written resolutions. These provisions have therefore been removed in the New Articles.

3. Convening Extraordinary and Annual General Meetings
The provisions in the Current Articles dealing with the convening of general meetings and the length of notice required to convene general meetings are being removed in the New Articles because the relevant matters are provided for in the Companies Act 2006. In particular an Extraordinary General Meeting to consider a special resolution can be convened on 14 days' notice whereas previously 21 days' notice was required.

4. Votes of members
Under the Companies Act 2006 proxies are entitled to vote on a show of hands whereas under the Current Articles proxies are only entitled to vote on a poll. The time limits for the appointment or termination of a proxy appointment have been altered by the Companies Act 2006 so that the articles cannot provide that they should be received more than 48 hours before the meeting or in the case of a poll taken more than 48 hours after the meeting, more than 24 hours before the time for the taking of a poll, with weekends and bank holidays being permitted to be excluded for this purpose. Multiple proxies may be appointed provided that each proxy is appointed to exercise the rights attached to a different share held by the shareholder. The New Articles reflect all of these new provisions.

5. Age of Directors on appointment
The Current Articles contain a provision requiring a Director's age to be disclosed if he has attained the age of 70 years or more in the notice convening a meeting at which the Director is proposed to be elected or re-elected. Such a provision could now fall foul of the Employment Equality (Age) Regulations 2006 and so has been removed from the New Articles.

6. Conflicts of interest
The Companies Act 2006 sets out Directors' general duties which largely codify the existing law but with some changes. Under the Companies Act 2006, from 1 October 2008 a Director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict with the Company's interests. The requirement is very broad and could apply, for example, if a Director becomes a director of another company or a trustee of another organisation. The Companies Act 2006 allows directors of public companies to authorise conflicts and potential conflicts, where appropriate, where the Articles of Association contain a provision to this effect. The Companies Act 2006 also allows the Articles of Association to contain other provisions for dealing with Directors' conflicts of interest to avoid a breach of duty. The New Articles give the Directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

There are safeguards which will apply when Directors decide whether to authorise a conflict or potential conflict. First, only Directors who have no interest in the matter being considered will be able to take the relevant decision, and secondly, in taking the decision the Directors must act in a way they consider, in good faith, will be most likely to promote the Company's success. The Directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

It is also proposed that the New Articles should contain provisions relating to confidential information, attendance at Board meetings and availability of Board papers to protect a Director from being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the Directors. It is the Board's intention to report annually on the Company's procedures for ensuring that the Board's powers of authorisation of conflicts are operated effectively and that the procedures have been followed.

7. Notice of Board meetings
Under the Current Articles, when a Director is abroad he can request that notice of Directors' meetings are sent to him at a specified address and if he does not do so he is not entitled to receive notice while he is away. This provision has been removed, as modern communications mean that there may be no particular obstacle to giving notice to a Director who is abroad.

8. Records to be kept
The provision in the Current Articles requiring the Board to keep accounting records has been removed as this requirement is contained in the Companies Act 2006.

9. Distribution of assets otherwise than in cash

The Current Articles contain provisions dealing with the distribution of assets in kind in the event of the Company going into liquidation. These provisions have been removed in the New Articles on the grounds that a provision about the powers of liquidators is a matter for insolvency law rather than the articles and that the Insolvency Act 1986 confers powers on the liquidator which would enable it to do what is envisaged by the Current Articles.

10. Electronic and web communications

Provisions of the Companies Act 2006 which came into force in January 2007 enable companies to communicate with members by electronic and/or website communications. The New Articles continue to allow communications to members in electronic form and, in addition, they also permit the Company to take advantage of the new provisions relating to website communications. Before the Company can communicate with a member by means of website communication, the relevant member must be asked individually by the Company to agree that the Company may send or supply documents or information to him by means of a website, and the Company must either have received a positive response or have received no response within the period of 28 days beginning with the date on which the request was sent. The Company will notify the member (either in writing, or by other permitted means) when a relevant document or information is placed on the website and a member can always request a hard copy version of the document or information.

11. General

Generally the opportunity has been taken to bring clearer language into the New Articles.

Appendix 2
Summary of the Performance Condition Policy for Future Performance Awards under the Filtrona Long-Term Incentive Plan

1. Introduction

The Committee has recently undertaken a review of the existing Long-Term Incentive Plan ('LTIP') arrangements in place for the Company's senior executives.

Resolution 13 being put to shareholders at the AGM seeks consent to the proposed adoption of a revised performance condition policy.

Section 2 below sets out the revised performance condition policy in connection with which shareholder approval is sought.

2. Revised performance condition policy

Under the revised policy it is proposed that two distinct performance conditions will apply.

The vesting of one half of each performance award ('the TSR award') will be dependent on the Company's total shareholder performance ('TSR') over a fixed three year period relative to that within a comparator group (the constituents of the FTSE 250 (excluding investment trusts) as at the start of the performance period).

Under the revised policy no part of the TSR award would vest unless the Company's TSR performance at least ranked at the median within the comparator group, thereafter the following vesting schedule would apply:

The Company's TSR performance over the performance period relative to comparator group	Extent of vesting of the TSR award
Median	25%
Between median and upper quartile	Pro-rata between 25% and 100%
Upper quartile or better	100%

The TSR of the Company and those within the comparator group shall be measured over a fixed period being the three year period commencing at the start of month in which the time of the grant of the award falls. The relevant TSR figures will be averaged over the three month period before the start and end of the performance period.

Under the revised policy the vesting of the other half of each performance award ('the EPS award') will be dependent on the Company's earnings per share performance over three consecutive financial years of the Company (starting with the financial year in which the grant of the award falls).

No part of the EPS award will vest unless the Company's earnings per share performance over the performance period is at least equal to RPI + 3% per annum, thereafter the following vesting schedule will apply:

The Company's EPS performance over the performance period	Extent of vesting of the EPS award
RPI + 3% per annum	25%
RPI + 3% to 8% per annum	Pro-rata between 25% and 100%
RPI + 8% per annum or better	100%

Earnings per share will be calculated on such basis as the Committee reasonably select.

The Committee continues to be able to set different performance conditions from those set out in the performance condition policy for future performance awards. The Committee also continues to be able to vary the performance conditions applying to performance awards which have been granted if an event has occurred which causes the Committee to consider that the performance condition would not, without the alteration, achieve its original purpose, provided the Committee acts fairly and reasonably in making the alteration.

The intention would be to apply the revised policy for future performance share awards, which will normally be split and made semi-annually. Subject to securing shareholder approval, the first grant under the revised policy will be made in May 2008 and thereafter in March of each year. A further grant will be made in September each year, when share options would otherwise have been granted.

The Committee believes that the revised policy outlined above will enhance senior executive motivation and retention and enable the Company to continue recruiting executives at the highest calibre.

3. Associated changes to the rules of the LTIP (for information only)

With a view to meeting best practice and major investors' expectations as to the suitable treatment of awards in the event of a 'takeover' scenario, the Committee also concluded from its review that at the time of the adoption of the revised performance condition policy the current rules of the LTIP should be amended to provide that the extent to which future performance awards may vest in the event of a takeover or winding-up of the Company will be subject to: (i) the extent that the performance conditions have been satisfied at that time; and (ii) the pro-rating of the awards to reflect the reduced period of time between their grant and vesting, although the Committee could decide not to pro-rate an award if it regards it as inappropriate to do so in the particular circumstances.

The rules of the LTIP in their current form provide that in the event of a takeover or winding-up of the Company (not being an internal corporate reorganisation) a participant's performance share award may vest in full at such time if the Committee is satisfied that the performance of the Company has been satisfactory over the curtailed performance period.

The rules of the LTIP in their current form already provide that in connection with a 'good leaver' event (e.g. cessation by reason of injury, disability, ill-health or redundancy) the extent to which such awards may vest is determined by the Committee having regard to the extent to which the performance conditions have been satisfied and appropriate time pro-rating adjustments.

Please note, as the proposed changes noted in this section 3 are not to the advantage of future participants, the Committee will rely on its authority under the rules of the LTIP to make such changes without further shareholder consent.

Contact details

Holiday Inn Hotel
500 Saxon Gate West
Milton Keynes
Buckinghamshire
MK9 2HQ
United Kingdom
Tel: +44 (0)870 400 9057
www.holiday-inn.com

How to get to Milton Keynes

By road
From the M1 leave the motorway at Junction 14, following signs to Milton Keynes Central. Go straight over seven roundabouts staying on the H6, Childs Way.

At the eighth roundabout (South Saxon) turn right.

The Holiday Inn Hotel is located on the left, immediately after the traffic lights (opposite Debenhams).

From the M40, follow the A34 to Bicester-Buckingham.

From Buckingham the A421 will take you into Milton Keynes. To get to the Holiday Inn Hotel follow signs to Milton Keynes Central and the hotel is on V7, Saxon Gate West.

By rail
Virgin Trains and Silverlink Services provide direct and regular train services to Milton Keynes.

For further information, please contact National Rail Enquiries on 08457 48 49 50 (24 hours) or www.nationalrail.co.uk.


M1
14
M1
A509
Port Way
H5
Childs
Way H6
Tongwell
Street
Saxon
Street
V7
A4146
South
Saxon
B4034
A421
Saxon
Street

END